This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy or sell these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-197886

Subject to completion dated September 14, 2016

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated February 5, 2015)

$51.5 million of Common Shares

We are offering      common shares to be sold in this offering. Our common shares are listed on the NASDAQ Global Select Market under the symbol “SBLK.” On September 13, 2016, the last reported sales price of our common shares on the NASDAQ Global Select Market was $4.67.

We are offering $51.5 million gross proceeds of our common shares in this offering. As part of this offering, each of Oaktree Capital Management, L.P. and its affiliates (“Oaktree”), Caspian Capital LP and its affiliates (“Caspian”) and family members or entities owned and controlled by affiliates of the family of Mr. Pappas (the “Pappas Affiliates”), which we collectively refer to as our “Significant Shareholders,” has indicated that it will purchase common shares with gross proceeds representing its pro rata share of the gross proceeds of the offering, based on its current percentage ownership in the Company, for an aggregate of $33.1 million of gross proceeds of our common shares at the public offering price per common share listed in the table below. We are offering the remaining approximately $18.4 million gross proceeds of our common shares to you at the public offering price listed in the table below.

Investing in our common shares involves a high degree of risk. See the section entitled “Risk Factors” beginning on page S-18 of this prospectus supplement and the section entitled “Risk Factors” of the accompanying prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission on March 22, 2016 and incorporated by reference herein, to read about the risks you should consider before purchasing our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Share	Total From Sales to Other Investors	Total From Sales to Significant Shareholders	Total
Public offering price	$
Underwriting discounts and commissions (1) (2)	$
Proceeds, before expenses, to us (2)	$

(1)	We have agreed to reimburse the underwriters for certain expenses incurred in connection with the offering. See “Underwriting.”
(2)	As part of this offering, the Significant Shareholders have indicated that they intend to purchase $33.1 million of our common shares at the public offering price. The underwriters will not receive any underwriting discount on the sale of any shares to the Significant Shareholders.

The underwriters expect to deliver the shares to purchasers on or about September   , 2016 through the book−entry facilities of The Depository Trust Company.

Citigroup	Clarksons Platou Securities	Deutsche Bank Securities	DNB Markets

The date of this prospectus is September   , 2016

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains specific information about the terms on which we are offering and selling the common shares. The second part is the accompanying prospectus dated February 5, 2015, which contains and incorporates by reference important business and financial information about us and other information about the offering. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or the information contained in any document incorporated by reference herein or therein, the information contained in the most recently dated document shall control. All references in this prospectus supplement to this “prospectus” refer to this prospectus supplement together with the accompanying prospectus.

As permitted under the rules of the Securities and Exchange Commission, or the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Star Bulk Carriers Corp., c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi, 15124, Athens, Greece. See “Where You Can Find Additional Information.”

We do not authorize any person to provide information other than that provided in this prospectus and the documents incorporated by reference. We are not making an offer to sell the common shares in any state or other jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and the documents incorporated by reference is accurate only as of their respective dates, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Star Bulk,” the “Company,” “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries. In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Annual Report on Form 20-F (the “2015 20-F”) for the year ended December 31, 2015, filed with the Commission on March 22, 2016, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;
•	The combined historical financial statements of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC as of and for the year ended December 31, 2013 and the period from October 4, 2012 (date of inception) through December 31, 2012 and as of and for the six months ended June 30, 2014 and 2013 and the associated Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in Exhibit 99.2 to the Report on Form 6-K, furnished to the Commission on September 8, 2014; and
•	Report on Form 6-K (the “Second Quarter 6-K”), furnished to the Commission on September 14, 2016, including the exhibits thereto, which contain (i) our Management’s Discussion and Analysis of

ii

Financial Condition and Results of Operations for the six months ended June 30, 2016 and 2015 and (ii) our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2016 and 2015, included in Exhibit 99.1 to the Second Quarter 6-K.

We are also incorporating by reference certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus that state that they are incorporated by reference into this prospectus until this offering is terminated. In all cases, you should rely on the later information over different information included in this prospectus. The list of documents incorporated above by reference supersedes the list of documents incorporated by reference by the accompanying prospectus dated February 5, 2015.

We are responsible for the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information, and we take no responsibility for different or inconsistent information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi 15124, Athens, Greece
011-30-210-617-8400 (telephone number)

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus supplement is a part of that registration statement, which includes additional information.

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.starbulk.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus supplement is part of the registration statement and does not contain all of the information in the registration statement. The full registration statement may be obtained from the Commission or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the Commission’s Public Reference Room in Washington, D.C., as well as through the Commission’s website.

iii

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	changes in demand in the dry bulk shipping industry, including the market for our vessels;
•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	the availability of financing and refinancing;
•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;
•	the impact of the level of our indebtedness and the restrictions in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	risks associated with vessel construction;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete the Restructuring Transactions (as defined herein) with our various lenders; and
•	other important factors described in the sections entitled “Risk Factors” in this prospectus and in our 2015 20-F, which is incorporated by reference in this prospectus.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

iv

See the sections entitled “Risk Factors” of this prospectus supplement and the accompanying prospectus and “Item 3. Key Information—D. Risk Factors” in the 2015 20-F, which is incorporated herein by reference, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

v

PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus and is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review this entire prospectus and the documents incorporated by reference herein, including the section titled “Risk Factors” of this prospectus and the accompanying prospectus, and in “Item 3. Key Information—D. Risk Factors” in our 2015 20-F and the more detailed information that appears later in this prospectus before making an investment in our common shares. Where we refer to information on a “fully delivered basis,” we are referring to such information after giving effect to the delivery of all newbuilding vessels.

OUR BUSINESS

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. On a fully delivered basis, we expect our 73-vessel fleet to have an average age of 8.3 years and an aggregate carrying capacity of 8.2 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our highly experienced executive management team, with over 120 years of combined shipping industry experience, is led by Mr. Petros Pappas, who has more than 38 years of shipping industry experience and has managed approximately 300 vessel acquisitions and dispositions.

As of September 9, 2016, our fleet included 69 operating vessels with an aggregate carrying capacity of approximately 7.3 million dwt and five newbuilding vessels under construction at a shipyard in China, all of which are expected to be delivered by the first quarter of 2018. In addition, our operating fleet includes one chartered-in vessel under an operating lease expiring in September 2017. In addition, as of September 9, 2016, the total payments for our remaining five newbuilding vessels were expected to be $193.4 million. As of September 9, 2016, without giving effect to this offering we had $150.2 million of cash on hand and we had obtained commitments for $119.9 million of secured financing for three out of five newbuilding vessels. We are also in negotiations to obtain a commitment for up to $40.0 million of secured financing for the fourth newbuilding vessel and, based on current market valuations, we target to incur approximately $24.3 million of secured debt for the fifth newbuilding vessel. As of September 9, 2016, the average age of our operating fleet was 7.3 years. On a fully delivered basis and based on publicly available information, we believe our fleet will make us one of the largest U.S. publicly traded dry bulk shipping companies by deadweight tonnage.

Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management. For our operating fleet and our newbuildings, we have focused on vessels built at leading Japanese and Chinese shipyards, which, in our experience, are more reliable and less expensive to operate and are accordingly preferred by charterers. Currently, because of prevailing market conditions, we primarily employ our vessels in the spot market, under short term time charters or voyage charters. While employing the vessels under a voyage charter may require more management attention than under time charters, the vessel owner benefits from any fuel savings it can achieve because fuel is paid for by the vessel owner. On a fully delivered basis, we will have a large, modern, fuel-efficient and high-quality fleet, built at leading shipyards and featuring the latest technology. As a result, we believe we will have an opportunity to capitalize on market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, capturing the benefits of fuel cost savings through spot time charters or voyage charters.

5-FOR-1 REVERSE STOCK SPLIT

Effective as of the opening of trading on June 20, 2016, we effected a 5-for-1 reverse stock split of our common shares. The reverse stock split was approved by our shareholders at our Special Meeting of Shareholders held on December 21, 2015. The reverse stock split reduced the number of our common shares from 219,788,952 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of our common shares received a cash payment in lieu of such fractional share. Following the reverse stock split, on July 6, 2016, the NASDAQ Listing Qualifications Department confirmed that we had regained compliance with

Listing Rule 5450(a)(1) with respect to the minimum bid price for our common shares necessary for listing on the Nasdaq Global Select Market. All share and per share amounts disclosed in this prospectus supplement give effect to this reverse stock split retroactively, for all periods presented.

THE RESTRUCTURING TRANSACTIONS

The prolonged market downturn in the dry bulk market, including the depressed freight rates and the low prevailing vessel market values, has led to net losses over an extended period of time. As a result of these operating conditions, we have taken significant steps in the past year to improve our liquidity through a reduction in operating costs of our vessels, opportunistic vessel sales, cancellation of newbuilding contracts and the negotiated deferral of delivery or reduction of the purchase price of all of our existing newbuilding vessels.

Although we have implemented a number of measures to address the adverse market conditions, we face the possibility that such market conditions may continue, our potential future liquidity situation may deteriorate, and we may be unable to comply (as described in more detail below) with certain financial and other covenants in the existing credit agreements (the “Credit Agreements”) with our banks and export credit agencies (the “Lenders”). As a result, we and all 15 Lenders are currently in the process of completing a global restructuring of our Credit Agreements that will effectively defer $223.9 million, equal to 100%, of our principal payments (including all scheduled amortization and balloon payments at stated maturity) due between June 1, 2016 and June 30, 2018 (the “Deferral Period”), and waive in full or substantially relax the financial and other covenants in our Credit Agreements until December 31, 2019. We have entered into separate standstill agreements (“Standstill Agreements”) and restructuring letter agreements (“RLAs”) with each of the Lenders. Each Standstill Agreement is designed to provide for a waiver and/or relaxation of covenants and suspension of principal payments until a supplemental agreement (each, a “Supplemental Agreement”) is entered into for the permanent restructuring of each Credit Agreement. Each RLA sets forth the material terms of the eventual Supplemental Agreement.

During the Standstill Period (as defined below), each Standstill Agreement provides:

•	a waiver by the relevant Lenders of compliance with, or the substantial relaxation of, the security cover ratios (“SCR”) and all financial covenants under the corresponding Credit Agreement, and
•	a waiver by the relevant Lenders of any failure by us to pay regular installments of principal (including all scheduled amortization and balloon payments at stated maturity) under the corresponding Credit Agreement.

For each Credit Agreement, the Standstill Agreement is effective for a period (the “Standstill Period”) from June 1, 2016 until the earliest to occur of (a) the date a Supplemental Agreement is signed with respect to such Credit Agreement, (b) the date on which, in the reasonable opinion of the relevant Lender, it becomes apparent that the Supplemental Agreement will not become effective, (c) September 30, 2016, if we do not successfully raise $50.0 million of net proceeds from a common equity offering and (d) the date on which any other Lender terminates its Standstill Agreement. A number of the Standstill Agreements also contain other customary provisions that would result in the termination of the Standstill Period if an event of default (other than with respect to a waived or suspended covenant) occurs, any bankruptcy or insolvency proceeding against us is initiated or we make certain prohibited principal payments on Credit Agreements during the Standstill Period.

Each RLA has been approved by the credit committee of each Lender party thereto and provides that we and the Lenders under each Credit Agreement will enter into a Supplemental Agreement to the Credit Agreement, providing, among other things:

•	a deferral of all scheduled principal payments due between June 1, 2016 and June 30, 2018 (the “Deferred Amounts”) to the due date of the balloon installments of each facility, and
•	a waiver of compliance with, or a substantial relaxation of, the SCRs and financial covenants effective as of March 31, 2016 through a date not earlier than December 31, 2019.

In exchange, under the RLAs, we have agreed to:

•	a cash sweep mechanism until all Deferred Amounts are repaid in full under which, beginning September 30, 2016, any excess free cash above a certain threshold will be applied pro rata to the payment of the Deferred Amounts outstanding at that time,

•	an additional margin of 25 basis points payable on the Deferred Amounts outstanding at the end of each interest period, to be paid in cash, for as long as Deferred Amounts are outstanding,
•	the payment of a one-time restructuring fee of 25 basis points to each Lender, based on each Lender’s Deferred Amounts,
•	additional restrictions on our ability to finance the acquisition of additional vessels, other than those already contracted-for, except using the proceeds of additional equity offerings, until the Deferred Amounts have been repaid in full,
•	additional restrictions on our ability to incur additional indebtedness during the Deferral Period unless the proceeds are used to repay amounts outstanding under the Credit Agreements (other than indebtedness with respect to newbuilding vessels under existing shipbuilding contracts or, once Deferred Amounts have been repaid in full, indebtedness incurred to finance the acquisition of new vessels, subject to a cap of 50% loan to value of the new vessels), and
•	certain additional restrictions on our ability to refinance indebtedness, apply proceeds in case of sale or total loss of vessels, repurchase bonds, reduce our share capital and pay dividends until the Deferred Amounts have been repaid in full.

The agreement of each Lender to defer the Deferred Amounts owed to it and make modifications to its Credit Agreement under the RLAs (each, a “Deferral and Modification”) is subject to certain conditions precedent, including:

•	We shall have raised and received not less than $50.0 million of net proceeds from an additional equity offering (which will be fulfilled by completing this offering);
•	There shall have not been any defaults or events of default with respect to any of the financial or other covenants under such Lender’s Credit Agreement (except as explicitly waived or suspended);
•	There shall have not been any bankruptcy or insolvency proceeding or similar proceeding with respect to the obligors under such Lender’s Credit Agreement; and
•	No action or proceeding shall have been commenced against us or any obligor which, in the opinion of the such Lender, constitutes or may result in a material adverse change in the finance or operations of any obligor or the rights of such Lender in the collateral securing such Lender’s Credit Agreement.

The Standstill Agreements, the RLAs and the Supplemental Agreements and the transactions contemplated thereby are referred to in this prospectus as the “Restructuring Transactions.” The Restructuring Transactions are designed to address potential liquidity and covenant compliance issues that may result if adverse conditions in the dry bulk market continue.

We expect to enter into the Supplemental Agreements over the course of the next several months. As described above, many of the conditions precedent to the Restructuring Transactions are outside of our control. See “Risk Factors—Risks Relating to the Restructuring Transactions.” Even though we are currently in compliance with the applicable financial and other covenants contained in our debt agreements, including our Credit Agreements and the 8.00% Senior Notes due 2019 (the “Notes”), absent the Restructuring Transactions, we may not be able to comply with certain of the financial and other covenants in our Credit Agreements going forward if the depressed market conditions continue. See “Risk Factors–Risk Factors Relating to the Restructuring Transactions.”

OUR FOUNDER AND HIS TRACK RECORD

Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 38 years of experience and involvement in approximately 300 vessel acquisitions and dispositions. Entities under his management and control owned up to 30 vessels in 2001, most of which were acquired during the first quarter of 1997, the second quarter of 1998 and the second quarter of 2001, periods corresponding to low asset values and freight rates. Substantially all of these vessels were sold by the end of 2005, during a period of record high vessel values and levels of the Baltic Dry Index (“BDI”) (a daily average of charter rates for key dry bulk routes).

As further described in “—Our competitive strengths,” Mr. Pappas has extensive experience in operating and investing in shipping, including through his principal shipping operations and investment vehicle, Oceanbulk Maritime S.A. (“Oceanbulk Maritime”).

OUR FLEET

We have built a fleet through timely and selective acquisitions of secondhand and newbuilding vessels. Because of the industry reputation and extensive relationships of Mr. Pappas and the other members of our senior management, we have been able to contract for our newbuilding vessels with leading shipyards. We believe that owning a modern, well-maintained fleet reduces operating costs, improves the quality of services we deliver and provides us with a competitive advantage in securing favorable spot time charters and voyage charters with high-quality counterparties. Over 30% of our operating fleet has been equipped with a vessel remote monitoring system that provides data to a central location in order to monitor fuel and lubricant consumption and efficiency on a real-time basis. We expect to retrofit most of our operating vessels with a similar monitoring system. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

Our fleet, which emphasizes large Capesize vessels, primarily transports minerals from the Americas and Australia to East Asia, particularly China, but also Japan, Korea, Taiwan, Indonesia and Malaysia. Our Supramax vessels carry minerals, grain products and steel between the Americas, Europe, Africa, Australia and Indonesia and from these areas to China, Korea, Japan, Taiwan, the Philippines and Malaysia.

Our newbuilding vessels are being built at a leading Chinese shipyard. The following tables summarize key information about our fully delivered fleet, as of September 9, 2016:

Existing on the Water Fleet Profile

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2016	July-15
5	Star Libra (1)	Newcastlemax	207,765	2016	June-16
6	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
7	Leviathan	Capesize	182,511	2014	September-14
8	Peloreus	Capesize	182,496	2014	July-14
9	Star Martha	Capesize	180,274	2010	October-14
10	Star Pauline	Capesize	180,274	2008	December-14
11	Pantagruel	Capesize	180,181	2004	July-14
12	Star Borealis	Capesize	179,678	2011	September-11
13	Star Polaris	Capesize	179,600	2011	November-11
14	Star Angie	Capesize	177,931	2007	October-14
15	Big Fish	Capesize	177,662	2004	July-14
16	Kymopolia	Capesize	176,990	2006	July-14
17	Big Bang	Capesize	174,109	2007	July-14
18	Star Aurora	Capesize	171,199	2000	September-10
19	Star Despoina	Capesize	170,162	1999	December-14
20	Star Eleonora	Capesize	164,218	2001	December-14
21	Amami	Post Panamax	98,681	2011	July-14
22	Madredeus	Post Panamax	98,681	2011	July-14
23	Star Sirius	Post Panamax	98,681	2011	March-14
24	Star Vega	Post Panamax	98,681	2011	February-14
25	Star Angelina	Kamsarmax	82,981	2006	December-14
26	Star Gwyneth	Kamsarmax	82,790	2006	December-14
27	Star Kamila	Kamsarmax	82,769	2005	September-14
28	Pendulum	Kamsarmax	82,619	2006	July-14

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
29	Star Maria	Kamsarmax	82,598	2007	November-14
30	Star Markella	Kamsarmax	82,594	2007	September-14
31	Star Danai	Kamsarmax	82,574	2006	October-14
32	Star Georgia	Kamsarmax	82,298	2006	October-14
33	Star Sophia	Kamsarmax	82,269	2007	October-14
34	Star Mariella	Kamsarmax	82,266	2006	September-14
35	Star Moira	Kamsarmax	82,257	2006	November-14
36	Star Nina	Kamsarmax	82,224	2006	January-15
37	Star Renee	Kamsarmax	82,221	2006	December-14
38	Star Nasia	Kamsarmax	82,220	2006	August-14
39	Star Laura	Kamsarmax	82,209	2006	December-14
40	Star Jennifer	Kamsarmax	82,209	2006	April-15
41	Star Helena	Kamsarmax	82,187	2006	December-14
42	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
43	Star Iris	Panamax	76,466	2004	September-14
44	Star Aline (2)	Panamax	76,429	2004	September-14
45	Star Emily	Panamax	76,417	2004	September-14
46	Star Vanessa	Panamax	72,493	1999	November-14
47	Idee Fixe (1)	Ultramax	63,458	2015	March-15
48	Roberta (1)	Ultramax	63,426	2015	March-15
49	Laura (1)	Ultramax	63,399	2015	April-15
50	Kaley (1)	Ultramax	63,283	2015	June-15
51	Kennadi	Ultramax	63,262	2016	January-16
52	Mackenzie	Ultramax	63,226	2016	March-16
53	Star Challenger	Ultramax	61,462	2012	December-13
54	Star Fighter	Ultramax	61,455	2013	December-13
55	Star Lutas	Ultramax	61,347	2016	January-16
56	Honey Badger	Ultramax	61,320	2015	February-15
57	Wolverine	Ultramax	61,292	2015	February-15
58	Star Antares	Ultramax	61,258	2015	October-15
59	Star Acquarius	Ultramax	60,916	2015	July-15
60	Star Pisces	Ultramax	60,916	2015	August-15
61	Strange Attractor	Supramax	55,742	2006	July-14
62	Star Omicron	Supramax	53,489	2005	April-08
63	Star Gamma	Supramax	53,098	2002	January-08
64	Star Zeta	Supramax	52,994	2003	January-08
65	Star Delta	Supramax	52,434	2000	January-08
66	Star Theta	Supramax	52,425	2003	December-07
67	Star Epsilon	Supramax	52,402	2001	December-07
68	Star Cosmo	Supramax	52,247	2005	July-08
69	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	7,257,037
(1)	Subject to a bareboat charter accounted for as a capital lease
(2)	Vessel agreed to be sold and due for delivery to its new owner.

Newbuilding Vessels

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	SWS, China	Jan-17
2	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	SWS, China	Feb-17
3	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	Jul-17
4	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Jan-18
5	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	Jan-18
		Total dwt:	1,040,000
(1)	Subject to a bareboat charter that will be accounted for as a capital lease.

As used herein, “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd.

Chartered-In Vessel

Vessel Name	Type	Capacity (dwt.)	Year Built
Astakos (ex-Maiden Voyage)	Supramax	58,722	2012
	Total dwt:	58,722

OUR COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths in our industry, including:

Track record of fleet growth with an extensive pipeline of attractive newbuilding vessels

Since 2007, we have successfully acquired 98 on the water modern dry bulk carrier vessels built between 1992 and 2016, with a total capacity of approximately 14.6 million dwt. During the same period we have successfully disposed of 35 older dry bulk carrier vessels.

Our operating fleet of dry bulk carrier vessels was built at leading Japanese, Chinese and Korean shipyards between 1999 and 2016. Our management team’s newbuilding philosophy has been to focus on building vessels exclusively at what we believe to be among the leading shipyards in Japan and China rather than simply purchasing available slots at any shipyard. Based on our experience, we believe that charterers will prefer newer, high-quality vessels and that such vessels will help to reduce operating and maintenance expenses and increase utilization rates. As of September 9, 2016, the average age of our operating fleet was 7.3 years. When our newbuilding program is completed (which we expect will take place in the first quarter of 2018) our fleet is expected to consist, on a fully delivered basis, of 73 wholly owned vessels, with an average age of 8.3 years and an aggregate capacity of 8.2 million dwt. We believe that our operating fleet and our expected newbuilding delivery schedule give us a competitive advantage.

Focus on fuel efficiency and improving vessel operations

All of our newbuilding vessels and 21 of our operating vessels are Eco-type vessels, which enable us to take advantage of available fuel cost savings and operational efficiencies and give us the opportunity to generate advantageous daily time charter equivalent (“TCE”) rates, particularly in an environment in which charterhire rates are relatively low. In addition, over 30% of our operating fleet has been equipped with a sophisticated vessel remote monitoring system that allows us to collect real-time information on the performance of critical on-board equipment, with a particular focus on fuel consumption and engine performance. Using this information, we are able to be proactive in identifying potential problems and evaluating optimum operating parameters during various sea passage conditions. We also are able to compare actual vessel performance to reported vessel performance and provide feedback to crews in real time, thereby reducing the likelihood of errors or omissions by our crews. The vessel remote monitoring system is designed to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time. In addition, because of the similarities between certain of our vessels, we can take advantage of efficiencies in crewing, training and spare parts inventory management and can apply technical and operational knowledge of one ship to its sisterships. In addition to our Eco-type vessels, 28 of our operating vessels are being equipped with sliding engine valves and alpha lubricators, making them semi-Eco vessels with increased fuel efficiency and decreased lubricant consumption.

Experienced management team with a strong track record in the shipping industry

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 38 years of experience and involvement in approximately 300 vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his principal shipping operations and investment vehicle, Oceanbulk Maritime. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Mr. Hamish Norton, our President, is also the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime, with more than 23 years of experience in the shipping industry. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2003 to 2007, he was head of the shipping practice at Bear Stearns. Mr. Norton has advised in numerous capital markets and mergers and acquisitions transactions by shipping companies.

Mr. Christos Begleris, our Co-Chief Financial Officer, has served as Deputy Chief Financial Officer of Oceanbulk Maritime since 2013 and has been the Chief Financial Officer of Oceanbulk Maritime since January 2014. He has been involved in the shipping industry since 2008 and has considerable banking and capital markets experience, having executed more than $9.0 billion of acquisitions and financings.

Mr. Simos Spyrou, our Co-Chief Financial Officer, has served as Chief Financial Officer of Star Bulk since September 2011. Mr. Spyrou has more than 16 years of experience in the Greek equity and derivative markets at the Hellenic Exchanges Group.

Mr. Nicos Rescos, our Chief Operating Officer, has served as the Chief Operating Officer of Oceanbulk Maritime since April 2010 and the Commercial Director of Goldenport Holdings Inc. since 2000. He has been involved in the shipping industry in key commercial positions since 1993 and has strong expertise in the dry bulk, container and product tanker markets, having been responsible for more than 150 vessel acquisitions and dispositions.

Mr. Zenon Kleopas, our Executive Vice-President—Technical & Operations, joined us in July 2011 and has over 30 years of experience in the shipping industry. He was actively involved in the acquisition of our initial fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in shipping companies in the United Kingdom and Greece since 1980.

Extensive relationships with customers, lenders, shipyards and other shipping industry participants

Through Mr. Pappas and our senior management team, we have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. Our senior management team has a long track record in the voyage chartering of dry bulk ships (including those that comprise our operating fleet), which allows us to optimize the performance of our operating and newbuilding fleet. Our chartering team has long experience in the business of arranging voyage and short-term time charters and can leverage its extensive industry relationships to arrange for favorable and profitable charters. We believe that these relationships with these counterparties and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities. Mr. Pappas has also leveraged his deep relationships with various shipyards to enable us to implement our newbuilding program and obtain attractive slots at those shipyards.

OUR BUSINESS STRATEGIES

Our primary objectives are to continue to improve the operating performance of our vessels and maintain our position as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Preserve liquidity during the current dry bulk market downturn through efficient operations and vessel sales

Dry bulk charterhire rates have reached historically low levels recently, which if prolonged could severely impact the dry bulk shipping industry overall. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, has long been considered as the main benchmark against which industry specialists and dry bulk shipping owners monitor the movements of the dry bulk vessel charter market and the performance of the overall dry bulk shipping market. The BDI declined 35% during 2015 and reached its all-time low of 290 in February 2016. In this environment, we are taking all necessary actions to preserve our liquidity through vessel sales, renegotiation of price and delivery dates with the shipyards for our newbuilding fleet, completion of the Restructuring Transactions, as well as optimization of vessel operations to maintain our current low voyage and operating costs. Our management is focused on maintaining our position as a leading operator in terms of cost without sacrificing the quality of our operations. Reflecting the continued quality of our vessels, as of July 2016, 95% of the fleet managed by us had a rating of five (out of five) stars by Rightship, a ratings agency that evaluates the condition of dry bulk vessels.

Capitalize on potential increases in charterhire rates for dry bulk shipping

The dry bulk shipping industry is cyclical in nature. Based on our analysis of industry dynamics, we believe that dry bulk charterhire rates will rise for the medium term due to drastic supply cuts that we expect will result from owners’ actions in the short term. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of the beginning of August 2016, the global dry bulk carrier order book amounted to approximately 14% of the existing fleet at that time. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Generally, dry bulk carriers at or over 25 years old are likely candidates to be scrapped. The recent historically low dry bulk charterhire rates have caused a number of vessel owners to scrap a significant number of vessels, a trend which we expect to continue until equilibrium between demand and supply of vessels is achieved. During 2015, a total of 30.5 million dwt was scrapped, representing the second highest level in the history of the dry bulk industry. In addition, up until the end of August 2016, we have observed a record demolition rate for dry bulk vessels, with 24 million dwt being scrapped. Historically, from 2006 to 2015, vessel annual demolition rates ranged from 0.54 million dwt to 33.4 million dwt. We have also observed the conversion of a number of newbuilding dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply. We expect that the historically low freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels, which will have a further positive effect on freight rates in the future. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates.

Charter our vessels in an active and sophisticated manner

Our business strategy is centered on arranging voyage and short term time charters for our vessels given the current low market levels. This approach is also tailored specifically to the fuel efficiency of our newbuilding vessels. While this process is more difficult and labor-intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels. When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings (particularly for our Eco-type vessels). If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our Eco-type vessels in the voyage charter market in order to capture the benefit of available fuel cost savings. Our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses.

On December 17, 2014, we announced the formation of a long-term strategic partnership with a significant iron ore mining company for the chartering of three Newcastlemax vessels, under an index-linked voyage charter for a five-year period. This arrangement will allow us to take the full benefit of the vessels’ increased cargo carrying capacity as well as potential savings arising from their fuel efficiency, as we will be compensated on a $/ton basis, while being responsible for the voyage expenses of the vessels. We seek similar arrangements with other charterers, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

On January 25, 2016, we entered into a Capesize vessel pooling agreement (“CCL”) with BOCIMAR INTERNATIONAL NV, GOLDEN OCEAN GROUP LIMITED and C TRANSPORT HOLDING LTD. We have agreed to market seven of our Capesize dry bulk vessels, which had previously been operating in the spot market, as part of one combined CCL fleet. Together with our seven vessels, the CCL fleet consists of 62 modern Capesize vessels and is managed out of Singapore and Antwerp. Each vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. We achieve and expect to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for our Capesize vessels, with the overall aim of enhancing economic efficiencies.

OAKTREE

Oaktree is our largest shareholder. Oaktree Capital Management, L.P., together with its affiliates, is a leader among global investment managers specializing in alternative investments, with $98 billion in assets under management as of June 30, 2016. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 900 employees and offices in 18 cities worldwide.

CORPORATE AND OTHER INFORMATION

We are a Marshall Islands corporation with principal executive offices at 40 Agiou Konstantinou Street, 15124, Athens Greece. Our telephone number at that address is 011-30-210-617-8400. We maintain a website on the Internet at http://www.starbulk.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We were incorporated in the Marshall Islands on December 13, 2006, as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime, which was a special purpose acquisition corporation. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

RECENT DEVELOPMENTS

On July 26, 2016 and August 10, 2016 we entered into separate agreements with third parties to sell the vessels Star Monisha and Star Aline, respectively. The vessel Star Monisha was delivered to its new owners on August 17, 2016, and the vessel Star Aline is expected to be delivered to its new owners by the end of September 2016.

On September 12, 2016, our Board of Directors granted 345,000 restricted common shares (the “September 2016 Share Awards”) to certain of our directors and officers, as a bonus for their participation in our negotiations with the Lenders related to the Restructuring Transactions, subject to the successful completion of this equity offering. Of the common shares subject to the September 2016 Share Awards, 305,000 will vest on March 31, 2017, and the remaining 40,000 will vest on March 1, 2018.

THE OFFERING

Issuer
Star Bulk Carriers Corp.
Common shares outstanding as of June 30, 2016
43,955,659

These shares do not reflect:

(a)	Common shares sold in this offering;
(b)	690,500 common shares granted under our 2015 and 2016 equity incentive plans and 104,250 purchase options shares granted under our 2015 equity incentive plan;
(c)	138,453 common shares issued to Oceanbulk Maritime, as agreed in November 2013 (please see our 2015 20-F “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”); and
(d)	345,000 common shares granted under the September 2016 Share Awards.
Common shares to be offered
           common shares
Common shares to be purchased by certain existing shareholders
We are offering $51.5 million gross proceeds of our common shares in this offering. As part of this offering, Oaktree Capital Management, L.P. and its affiliates (“Oaktree”), Caspian Capital LP and its affiliates (“Caspain”), family members or entities owned and controlled by affiliates of the family of Mr. Pappas (the “Pappas Affiliates”), which we refer to collectively as the “Significant Shareholders”, has indicated that it will purchase common shares with gross proceeds representing its pro rata share of the gross proceeds of the offering, based on its current percentage ownership, for an aggregate of $33.1 million of gross proceeds of our common shares at the public offering price per common share listed in the table on the cover of this prospectus.

On an as-adjusted basis, giving effect to this offering (assuming the purchases of common shares by the Significant Shareholders occur at the closing price of our common shares of $4.67 on September 13, 2016), Oaktree, Caspian and entities owned and controlled by affiliates of the family of Mr. Pappas, including the Pappas Affiliates, would beneficially own approximately 51.8%, 6.6% and 5.8%, respectively, of our outstanding common shares.

Lock-Up Agreements
Oaktree, the Pappas Affiliates, and each of our executive officers and directors has entered into a customary lock-up agreement with the representatives of the underwriters with a duration of 60 days from the date of the underwriting agreement we will enter into in connection with this offering, subject to certain exceptions, including, but not limited to, being permitted to pledge their common shares as collateral or security for foreign exchange swaps and custody agreements and to make transfers of pledged common shares as a result of foreclosure thereupon.
Use of Proceeds
Pursuant to the Restructuring Transactions, we intend to use the net proceeds from our sale of common shares in this offering for general corporate purposes, including additions to our working capital and payments for our newbuilding vessels. See “Use of Proceeds.”

Dividend Policy
Pursuant to the Restructuring Transactions, we are currently prohibited from paying any dividends or distributions to the holders of our common shares. We intend to invest our available cash in the growth of our fleet and the development of our business.
Tax Considerations
For a discussion of the principal U.S. federal income tax and Marshall Islands tax considerations associated with our operations and the acquisition, ownership and disposition of our common shares see the sections of this prospectus entitled “Material United States Federal Income Tax Considerations” and “Marshall Islands Tax Considerations.”
Listing
Our common shares are listed on the NASDAQ Global Select Market under the symbol “SBLK”
Risk Factors
An investment in our common shares involves risks. See the section entitled “Risk Factors” of this prospectus to read about factors you should consider before buying our common shares. You should also consider the risk factors described in the documents incorporated by reference in this prospectus.

SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION

Set forth below are our summary historical consolidated financial and other data for the periods and as of the dates indicated.

The summary historical consolidated financial data as of and for the years ended December 31, 2014 and 2015 have been derived from our consolidated financial statements as of such dates and for such years, which have been audited by Ernst & Young (Hellas) Certified Auditors−Accountants S.A., as indicated in the 2015 20-F, which is incorporated by reference in this prospectus.

The summary historical consolidated financial data as of and for the six months ended June 30, 2015 and 2016 have been derived from our unaudited consolidated financial statements as of and for the six month period ended June 30, 2016, which are included in the Second Quarter 6-K, which is incorporated by reference in this prospectus. Such consolidated financial statements are unaudited but have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the information set forth therein. Our results of operations for the six month periods ended June 30, 2015 and 2016 may not be indicative of our results of operations over a full fiscal year period.

The summary historical consolidated financial data below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included in the 2015 20-F as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited consolidated financial statements and related notes included in the Second Quarter 6-K.

Income Statement
(In thousands of U.S. Dollars, except per share and share data)

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(In thousands of U.S. Dollars, except per share and share data)
Voyage revenues	$68,296	$145,041	$234,035	$101,182	$98,862
Management fee income	1,598	2,346	251	136	91
	$69,894	$147,387	$234,286	$101,318	$98,953
Voyage expenses	$7,549	$42,341	$72,877	$30,637	$37,284
Charter-in expense	—	—	1,025	—	1,918
Vessel operating expenses	27,087	53,096	112,796	56,964	49,364
Drydocking expenses	3,519	5,363	14,950	6,945	1,583
Depreciation	16,061	37,150	82,070	38,519	40,847
Management fees	—	158	8,436	4,063	3,911
General and administrative expenses	9,910	32,723	23,621	11,153	13,298
Bad debt expense	—	215	—	—	—
Impairment loss	—	—	321,978	28,829	6,694
Loss on time charter agreement termination	—	—	2,114	2,114	—
Loss/(gain) on derivative instruments	—	—	—	—	(283)
Other operational loss	1,125	94	—	—	109
Other operational gain	(3,787)	(10,003)	(592)	(590)	(50)
Loss on sale of vessel	87	—	20,585	13,389	21
Gain from bargain purchase	—	(12,318)	—	—	—
	$61,551	$148,819	$659,860	$192,023	$154,696
Operating (loss)/income	$8,343	$(1,432)	$(425,574)	$(90,705)	$(55,743)

Interest and finance costs	$(6,814)	$(9,575)	$(29,661)	$(13,871)	$(19,694)
Interest and other income	230	629	1,090	828	154
Unrealized and accrued gain/(loss) on derivative instruments	91	(799)	(3,268)	(688)	(4,681)
Loss on debt extinguishment	—	(652)	(974)	(974)	(1,801)
Total other expenses, net	$(6,493)	$(10,397)	$(32,813)	$(14,705)	$(26,022)
Income/(loss) before equity in income of investee	$1,850	$(11,829)	$(458,387)	$(105,410)	$(81,765)
Equity in income of investee	—	106	210	213	69
(Loss) / income before taxes	$1,850	$(11,723)	$(458,177)	$(105,197)	$(81,696)
Income taxes	—	—	—	—	—
Net income/(loss)	$1,850	$(11,723)	$(458,177)	$(105,197)	$(81,696)
Earnings/(Loss) per share, basic	$0.66	$(1.00)	$(11.71)	$(3.06)	$(1.86)
Earnings/(Loss) per share, diluted	$0.66	$(1.00)	$(11.71)	$(3.06)	$(1.86)
Weighted average number of shares outstanding, basic	2,810,269	11,688,239	39,124,673	34,347,332	43,880,713
Weighted average number of shares outstanding, diluted	2,823,278	11,688,239	39,124,673	34,347,332	43,880,713

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(In thousands of U.S. Dollars, except per share and share data)
Other Financial Data (In thousands of U.S. Dollars):
Net cash provided by/(used in) operating activities	$27,495	$12,819	$(14,578)	$(9,499)	$(35,972)
Net cash provided by/(used in) investing activities	$(107,618)	$(437,075)	$(397,533)	$(278,524)	$(24,568)
Net cash provided by/(used in) financing activities	$111,971	$456,708	$534,167	$487,226	$(6,961)

Fleet data:
Average number of vessels(1)	13.34	28.88	69.35	67.46	71.86
Total ownership days for fleet(2)	4,868	10,541	25,206	12,210	12,896
Total available days for fleet(3)	4,763	10,413	24,204	11,771	12,438
Total voyage days for fleet(4)	4,651	8,948	21,171	9,943	10,819
Fleet utilization(5)	98%	86%	87%	84%	87%

Average daily results (In U.S. Dollars):
Daily time charter equivalent (“TCE”)(6)	$14,427	$12,161	$8,063	$7,806	$5,715
Vessel operating expenses(7)	$5,564	$5,037	$4,475	$4,665	$3,828
Management fees(8)	$—	$15	$335	$333	$303
General and administrative expenses(9)	$2,036	$3,104	$937	$913	$1,031
Adjusted EBITDA(10)	$32,331	$43,565	$13,375	$624	$(5,679)

Balance Sheet data at period end
(In thousands of U.S. Dollars, except per share data)

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(In thousands of U.S. Dollars, except per share data)
Cash and cash equivalents	$53,548	$86,000	$208,056	$285,203	$140,555
Advances for vessels under construction and vessel acquisition	67,932	454,612	127,910	337,671	55,892
Vessels and other fixed assets, net	326,674	1,441,851	1,757,552	1,772,664	1,802,507
Total assets	$466,974	$2,054,055	$2,148,846	$2,455,344	$2,063,240
Current liabilities, including current portion of long-term debt, short term lease commitments and Excel Vessel Bridge Facility	29,734	140,198	166,949	137,126	38,421
Total long-term debt including long term lease commitments and Excel Vessel Bridge Facility, excluding current portion, net of unamortized deferred finance fees	170,934	709,389	795,267	781,134	915,193
8% 2019 Notes, net of unamortized deferred finance fees	—	47,890	48,323	48,104	48,539
Common stock	58	219	438	438	440
Stockholders’ equity	266,106	1,154,302	1,135,358	1,485,027	1,055,684
Total liabilities and stockholders’ equity	$466,974	$2,054,055	$2,148,846	$2,455,344	$2,063,240
(1)	Average number of vessels is the number of vessels that constituted our operating fleet (including charter-in vessels) for the relevant period, as measured by the sum of the number of days each operating vessel was part of our operating fleet during the period divided by the number of calendar days in that period.
(2)	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period.
(3)	Available days for the fleet are equal to the ownership and charter-in days minus off-hire days as a result of major repairs, dry-docking or special or intermediate surveys and lay-ups, if any.
(4)	Voyage days are equal to the total number of days the vessels were in our possession or chartered-in for the relevant period minus off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys or lay-ups, if any).
(5)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.
(6)	Time-charter equivalent represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.
(7)	Average per day operating expenses per vessel are calculated by dividing vessel operating expenses by ownership days.
(8)	Average per day management fees per vessel are calculated by dividing vessel management fees by ownership days.
(9)	Average per day general and administrative expenses per vessel are calculated by dividing general and administrative expenses by total ownership days for fleet.
(10)	We disclose and discuss EBITDA and Adjusted EBITDA as non-GAAP financial measures in our public releases, including quarterly earnings releases, investor conference calls and other reports furnished to or filed with the SEC. We define EBITDA as net income / (loss) before interest, income taxes, depreciation and amortization. A reconciliation of EBITDA to the most comparable U.S. GAAP liquidity measure, net cash provided by operating activities, is set forth below.

Adjusted EBITDA, is calculated by further adjusting EBITDA to exclude the effects of various items such as non-cash items affecting our earnings, including but not limited to stock based compensation expense, impairment losses, gains or losses recognized upon the sale of vessels, bad debt expenses due to the impairment of receivables, gains or losses on the termination of time charter agreements and changes in fair value of derivatives, and other items such as the costs associated with the transactions we consummated in July

2014. We excluded the above-described items to derive adjusted EBITDA because we believe that these items do not reflect the operational cash inflows and outflows of our business on an ongoing basis. The derivation of adjusted EBITDA is set forth below. Together, we refer to EBITDA and adjusted EBITDA as our “EBITDA-Based Measures.”

Our EBITDA-Based Measures do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of our EBITDA-Based Measures may not be comparable to those reported by other companies. Our EBITDA-based Measures are included in this prospectus because they are tools with which we assess our liquidity position. They are also used by our lenders as measures of our compliance with certain loan covenants.

We believe that our EBITDA-Based Measures are used by investors and other users of our financial statements as supplemental financial measures that, when viewed with our U.S. GAAP financial information and the accompanying reconciliations, provide additional information that is useful to gain an understanding of the factors and trends affecting our ability to incur and service debt and fund dry docking charges and other capital expenditures. We also believe the disclosure of EBITDA-Based Measures helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

Other companies may calculate their EBITDA and adjusted EBITDA differently, which may limit their usefulness as comparative measures. We view our EBITDA-Based Measures as liquidity measures and, as such, we believe that the U.S. GAAP financial measure most directly comparable to these measures is net cash from operating activities. Because our EBITDA-Based Measures are not measures calculated in accordance with U.S. GAAP, they should not be considered in isolation or as substitutes for operating income, net income or loss, net cash from operating, investing and financing activities or other income or cash flow statement data prepared in accordance with U.S. GAAP. You should therefore not place undue reliance on our EBITDA-Based Measures or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our financial statements and the related notes thereto included elsewhere in this prospectus.

Our EBITDA-Based Measures have limitations as analytical tools. Some of these limitations are:

•	they do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;
•	they do not reflect the significant interest expense or the amounts necessary to service interest or principal payments on our debt and other financing arrangements;
•	we have significant uses of cash, including capital expenditures, interest payments, debt principal repayments, which are not reflected in our EBITDA-Based Measures;
•	although depreciation and amortization and other non-cash items are eliminated in the calculation of EBITDA-Based Measures, the assets being depreciated and amortized or with respect to which non-cash charges are taken will often have to be replaced or will require improvements in the future, and our EBITDA-Based Measures do not reflect any costs of such replacements or improvements; and
•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

We compensate for these limitations by using our EBITDA-Based Measures along with other comparative tools, together with U.S. GAAP measures, to assist in the evaluation of our liquidity and operating performance. Such U.S. GAAP measures include operating income/ (loss), net income/(loss), cash flows from operations and other cash flow data.

The following table reconciles EBITDA and Adjusted EBITDA to our net cash provided by operating activities, the most directly comparable U.S. GAAP measure, for the periods presented:

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(In thousands of U.S. Dollars, except per share data)
Net cash provided by operating activities	$27,495	$12,819	$(14,578)	$(9,499)	$(35,972)
Net (decrease)/increase in current assets	(4,183)	23,507	(4,536)	(2,631)	4,710
Net (increase)/decrease in operating liabilities, excluding current portion of long term debt	1,927	(9,709)	3,261	281	4,728
Impairment loss	—	—	(321,978)	(28,829)	(6,694)
Stock-based compensation	(1,488)	(5,834)	(2,684)	(1,407)	(2,285)
Amortization of deferred finance charges	(522)	(681)	(2,732)	(1,199)	(1,561)
Unrealized and accrued gain/(loss) on derivatives	91	(1,717)	121	(59)	(1,805)
Loss on debt extinguishment	—	(652)	(974)	(974)	(1,801)
Total other expenses, net	6,493	10,397	32,813	14,705	26,022
Gain/(Loss) on sale of vessel	(87)	—	(20,585)	(13,389)	(21)
Loss on bad debt	—	(215)	—	—	—
Gain from Hull & Machinery claim	1,030	237	—	—	—
Gain from bargain purchase	—	12,318	—	—	—
Write-off of liability in other operational gain (non-cash gain)	—	1,361	—	—	—
Write-off of unamortized fair value of above market acquired time charter	—	—	(2,114)	(2,114)	—
Equity in income of investee	—	106	210	213	69
EBITDA	$30,756	$41,937	$(333,776)	$(44,902)	$(14,610)
Less:
Gain from bargain purchase	—	(12,318)	—	—	—
Write-off of liability in other operational gain (non-cash gain)	—	(1,361)	—	—	—
Equity in income of investee	—	(106)	(210)	(213)	(69)
Plus:
Stock-based compensation	1,488	5,834	2,684	1,407	2,285
Impairment loss	—	—	321,978	28,829	6,694
Gain/(Loss) on sale of vessel	87	—	20,585	13,389	21
Loss on bad debt	—	215	—	—	—
Severance cash payment	—	891	—	—
Write-off of unamortized fair value of above market acquired time charter	—	—	2,114	2,114	—
Transaction costs related to Oceanbulk & Pappas Companies acquisition	—	8,473	—	—	—
Adjusted EBITDA	$32,331	$43,565	$13,375	$624	$(5,679)

RISK FACTORS

An investment in our common shares involves a high degree of risk, including the risks we face described in the accompanying prospectus and the documents incorporated by reference herein. Our business, financial condition, and results of operations could be materially and adversely affected by any of these risks. The trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus, the accompanying prospectus, and the documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described in the accompanying prospectus and the documents incorporated by reference herein.

Before you decide to invest in our common shares, you should carefully consider the risks and the discussion of risks under the heading “Risk Factors” of the accompanying prospectus and in “Item 3. Key Information—D. Risk Factors” in our 2015 20-F and incorporated by reference herein, as well as other information included in this prospectus, the accompanying prospectus and the documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business. Please refer to the sections entitled “Where You Can Find Additional Information” in this prospectus and in the accompanying prospectus for discussions of these other filings.

Risk Factors Relating to the Restructuring Transactions

The completion of the Restructuring Transactions is conditioned on the raising of $50 million of net proceeds from an equity offering, which will be fulfilled by completing this offering. Once this offering is completed, the Restructuring Transactions, which are subject to a number of other conditions precedent (which may not be within our control) may not be completed as expected, which could have a material and adverse effect on our ability to service our obligations under our Credit Agreements and comply with the financial and other covenants contained therein, on our financial condition and liquidity and on our ability to continue as a going concern.

We and all of the Lenders under the Credit Agreements have executed RLAs and Standstill Agreements pending the execution of Supplemental Agreements with all Lenders to effectuate the Restructuring Transactions, including each Lender's Deferral and Modification with respect to its Credit Agreement. The RLAs, which have been approved by the credit committee of each of our Lenders, set forth the material terms of the eventual Supplemental Agreements.

Each RLA provides that, with respect to each Credit Agreement, each Lender’s Deferral and Modification, as contemplated by the RLA, is subject to a number of conditions precedent, including:

•	We shall have raised and received not less than $50.0 million of net proceeds from an additional equity offering (which will be fulfilled by completing this offering);
•	There shall have not been any defaults or events of default with respect to any of the financial or other covenants under such Lender’s Credit Agreement (except as explicitly waived or suspended);
•	There shall not have occurred any bankruptcy or insolvency proceeding or similar proceeding with respect to the obligors under such Lender’s Credit Agreement; and
•	No action or proceeding shall have been commenced against us or any obligor which, in the opinion of the such Lender, constitutes or may result in a material adverse change in the finance or operations of any obligor or the rights of such Lender in the collateral securing such Lender’s Credit Agreement.

While this offering is a condition precedent to each Lender’s Deferral and Modification, this offering is not conditioned on such Deferral and Modification or the effectiveness of any Supplemental Agreement. Many of these conditions precedent are not within our control. In addition, Supplemental Agreements may not be executed as contemplated by the RLAs. The failure to satisfy any of the conditions precedent to the each Lender’s Deferral and Modification or the failure to enter into the Supplemental Agreements contemplated by the RLAs may result in our inability to complete the Restructuring Transactions in their entirety.

Absent the Restructuring Transactions and assuming that current market charterhire rates prevail throughout the remainder of the twelve-month period ending June 30, 2017, cash generated from operations and proceeds from the sale of vessels may not be sufficient to cover our working capital needs, including the payments of principal and interest under the Credit Agreements and the Notes. Even though we are currently in compliance with the applicable financial and other covenants contained in our debt agreements, including our Credit Agreements and the Notes, absent the Restructuring Transactions, we may not be able to comply with certain of the financial covenants in our Credit Agreements going forward if the current depressed market conditions continue.

A default or event of default under one or more of our Credit Agreements could cause cross defaults of other debt and operating agreements, which could cause substantially all of our outstanding indebtedness to be declared due and payable immediately. Such an event would have a material adverse effect on our business, financial condition, liquidity and results of operations and would likely result in a voluntary or involuntary insolvency proceeding, which would likely have a material and adverse effect on holders of our common shares.

As a result, if we are unable to effectuate the Restructuring Transactions, or if our Lenders otherwise exercise any termination provisions of the RLA or otherwise exercise their remedies under our Credit Agreement, we may be unable to service our obligations under our Credit Agreements and comply with the financial and other covenants contained therein, which will materially and adversely impact our financial condition and our liquidity, as well as our ability to continue as a going concern.

If we fail to successfully implement the Restructuring Transactions, we will be required to address the above-described issues by other means, which may include refinancing our existing debt, selling our assets or entering into other restructuring transactions (both out-of-court and potentially in-court). Any such actions may not be successful in addressing the issues described above and may materially and adversely affect the holders of our common shares.

Even if we consummate the Restructuring Transactions, they may not successfully address our financial condition, our liquidity concerns and our ability to comply with the financial and other covenants in the Credit Agreements.

Our net losses from continuing operations were $458.2 million for the year ended December 31, 2015 and $81.7 million for the six months ended June 30, 2016. Our ability to ultimately become profitable will depend upon a number of factors in addition to the completion of the Restructuring Transactions, including, but not limited to:

•	whether the current adverse dry bulk market conditions continue or deteriorate further,
•	the charterhire rates we can achieve for our vessels,
•	our ability to continue to reduce our operating costs or maintain them at low levels,
•	whether we are able to sell certain of our vessels in a manner that enhances our liquidity or allows us to reduce or leverage,
•	macroeconomic factors, such as the health of the global economy and the price of fuel,
•	economic conditions in the People’s Republic of China and the economic policies adopted by its government and
•	other factors that may affect the demand for dry bulk carrier vessels.

If demand for our vessels does not recover materially from current levels, we may not be able to generate enough revenues to become profitable or to generate positive cash flow even after completing the Restructuring Transactions. In such a case, we may need to undertake further restructuring activities or deleveraging measures in the future, beyond what is currently planned, which could have a material adverse effect on our business and results of operations and have a material and adverse effect on holders of our common shares.

The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our Credit Agreements or result in an impairment charge.

The fair market values of dry bulk vessels have generally experienced high volatility and have recently declined significantly. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industry;
•	types, sizes and ages of vessels;
•	supply of and demand for vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	governmental or other regulations;
•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;
•	technological advances; and
•	competition from other shipping companies and other modes of transportation.

As described under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facility Covenants” in our 2015 20-F incorporated by reference in this prospectus, before entering into the Standstill Agreements, we were not in compliance with the security coverage ratio (“SCR”) required under certain of our loan agreements, as the fair market value of certain of our vessels had declined sufficiently due to the recent downward turn of the dry bulk market.

Furthermore, as described under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Impairment of long-lived assets” in our 2015 20-F incorporated by reference in this prospectus, due to the recent decline in the dry bulk market, we have recorded an impairment charge in our consolidated financial statements, which has adversely affected our financial results. In addition, because we sold vessels at a time when vessel prices had fallen and before an impairment adjustment to our consolidated financial statements was deemed necessary pursuant to our impairment assessment, the sale proceeds were less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Our financial results and financial condition may be similarly affected in the future if we record an impairment charge or sell vessels at prices below their carrying values.

Risks Related to this Offering and Ownership of our Common Shares

Investors may experience significant dilution as a result of this offering and future offerings.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Based on the offer and sale of           common shares, we would have           common shares outstanding, which as of June 30, 2016 would have represented an increase of approximately    % in our issued and outstanding common shares. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

In connection with this offering we have agreed that we will not, subject to certain exceptions, during the period from the date of the underwriting agreement through the date that is 60 days subsequent to the date thereof, offer, sell, contract or otherwise dispose of, or file any registration statement under the Securities Act in respect of, securities convertible into or exercisable or exchangeable for our common shares. Oaktree, the Pappas Affiliates, and each of our directors and executive officers has entered into a similar agreement with the representatives of the underwriters, subject to certain exceptions, including, but not limited to, being permitted to pledge their common shares as collateral or security for foreign exchange swaps and custody agreements and to make transfers of pledged common shares as a result of foreclosure thereupon. We have granted equity awards under the 2015 and 2016 equity incentive plans. As of June 30, 2016, we have granted 104,250 share options and 690,000 common shares to certain of our directors, officers and employees, none of which are vested as of June 30, 2016. Additionally, on September 12, 2016, we granted 345,000 common shares under the September 2016 Share Awards, none of which have vested. We may file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock subject to issuance under the 2015 and 2016 equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

The market price of our shares of common stock could drop significantly if the holders of our shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you. In addition, we may offer additional common shares in the future, whether or not in connection with investments or acquisitions, which may result in additional significant dilution.

The market price of our common shares has fluctuated widely and may fluctuate widely in the future, or there may be no continuing public market for you to resell our common stock.

The market price of our common stock has fluctuated widely since our common shares began trading on the Nasdaq Global Select Market in December 2007 and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. Further, there may be no continuing active or liquid public market for our common stock.

If the market price of our common shares is below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may lead to sales of such shares, creating downward pressure on and increased volatility in the market price of our common shares.

The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell them at all.

We may have to pay U.S. federal income tax on our U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a non-U.S. corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as “United States source gross shipping income,” and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless the corporation qualifies for exemption from U.S. federal income taxation under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that we qualified for the exemption from U.S. federal income taxation under Section 883 of the Code for our 2015 taxable year and believe that we will qualify for the exemption for our 2016 taxable year. Accordingly, we believe that we were not subject to the 4% U.S. federal income tax on our United States source gross shipping income for our 2015 taxable year and will not be subject to the 4% U.S. federal income tax on our United States source gross shipping income for our 2016 taxable year.

However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income for our 2016 taxable year and in our subsequent taxable years. For example, we would no longer qualify for exemption under Section 883 of the Code for a subsequent taxable year if certain “non-qualified” shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half of the days during such taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status may change.

If a significant portion of our income is United States source gross shipping income, the imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Please see the section of this prospectus supplement entitled “Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of the Company.”

The Internal Revenue Service could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of passive income. For purposes of determining the PFIC status of a non-U.S. corporation, income earned in connection with the performance of services does not constitute passive income, but rental income generally is treated as passive income unless the non-U.S. corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business. We intend to take the position that income we derive from our voyage and time chartering activities is services income, rather than rental income, and accordingly, that such income is not passive income for purposes of determining our PFIC status. Based on this characterization of income from voyage and time charters and the expected composition of our income and assets, we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. Additionally, we believe that our contracts for newbuilding vessels are not assets held for the production of passive income, because we intend to use these vessels for voyage and time chartering activities. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year.

If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC. Please see the section of this prospectus supplement entitled “Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

USE OF PROCEEDS

We estimate that the net proceeds of this offering to us will be approximately $        million, after deducting the underwriting discounts and commissions and our estimated offering expenses. Pursuant to the Restructuring Transactions, we will use the net proceeds from the sale of the common shares offered by this prospectus for general corporate purposes. These general corporate purposes may include, among other things, additions to our working capital and payments for capital expenditures (which includes payments for our newbuilding vessels).

CAPITALIZATION

The following table sets forth our capitalization table as of June 30, 2016, on:

•	an Actual basis;
•	an As Adjusted basis to give effect to the repayment of $12.5 million of indebtedness following the sale of Star Monisha and Star Aline (See “Recent Developments) and scheduled payments under our lease commitments of $1.7 million; and
•	138,453 common shares issued to Oceanbulk Maritime, as agreed in November 2013 (please see our 2015 20-F “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”).
•	An As Further Adjusted basis, to give effect to the issuance and sale of common shares (accounting for estimated offering expenses).
	As of June 30, 2016
	Actual	As Adjusted	As Further Adjusted
	(dollars in thousands except per share and share data)
Capitalization:
8.00% Senior Notes due 2019 (net of unamortized deferred financing fees of $1,461)	$48,539	48,539
Other outstanding debt including capital lease commitments (net of unamortized deferred financing fees of $9,992)	924,330	910,100
Total debt (including current portion) (1) (2)	$972,869	958,639
Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued, actual and as adjusted	—	—
Common shares, $0.01 par value; 300,000,000 shares authorized 43,955,659 shares issued and outstanding on an actual, 44,094,112 shares issued and outstanding on an as adjusted and shares issued and outstanding as further adjusted	440	441
Accumulated other comprehensive income	(1,479)	(1,479)
Additional paid-in capital	2,010,723	2,011,456
Accumulated deficit	(954,000)	(954,000)
Total shareholders’ equity	1,055,684	1,056,418
Total capitalization	$2,028,553	2,015,057
(1)	With the exception of the Notes, all of our debt is secured.
(2)	As of September 9, 2016, we had obtained commitments for $119.9 million of additional secured financing for three out of five newbuilding vessels. Currently, we are also in negotiations to obtain a commitment up to $40.0 million of secured financing for the fourth newbuilding vessel and, based on current valuations, we expect to target approximately $24.3 million of secured debt for the fifth newbuilding vessel.

Other than the adjustments described above, there have been no significant adjustments to our capitalization since June 30, 2016. This table should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes for the six months ended June 30, 2016, included in Exhibit 99.1 to the Second Quarter 6-K, which is incorporated by reference herein, and the consolidated financial statements and related notes included in the 2015 20-F and incorporated by reference herein.

PER SHARE MARKET PRICE INFORMATION

Since December 3, 2007 our common shares have traded on the Nasdaq Global Select Market under the symbol “SBLK”. You should carefully review the high and low prices of Star Bulk common shares in the table below and under the heading Item 9. “The Offer and Listing” in the 2015 20-F, which is incorporated by reference herein. As of September 9, 2016, there were 207 holders of record of our common stock.

The table below sets forth the high and low prices for each of the periods indicated for our shares of common stock as reported by the NASDAQ Global Select Market.

	High	Low
Quarterly
1st Quarter ended March 31, 2016	$5.10	$1.57
2nd Quarter ended June 30, 2016	$6.10	$2.61
	High	Low
Months
September 2016 (through September 13, 2016)	$5.54	$4.03
August 2016	$4.50	$3.95
July 2016	$4.62	$2.92
June 2016	$4.35	$2.61
May 2016	$5.45	$3.35
April 2016	$6.10	$3.68
March 2016	$5.10	$2.80

DIVIDEND POLICY

Pursuant to the Restructuring Transactions, until all Deferred Amounts have been fully repaid, we will be prohibited from paying dividends to the holders of our common shares. As a result, we intend to invest our available cash in the growth of our fleet and development of our business. Thereafter, we will assess our dividend policy, and our board of directors may determine it is in our best interest to pay dividends in the future. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. Any dividends paid by us will be income to a U.S. shareholder.

We are a holding company with no material assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to pay dividends depends on our subsidiaries and their ability to distribute funds to us. Our Credit Agreements and the indenture governing the Notes have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the relevant credit facility agreement. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

MANAGEMENT

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	63	Chief Executive Officer and Class C Director
Spyros Capralos	61	Non-Executive Chairman and Class C Director
Hamish Norton	57	President
Simos Spyrou	41	Co-Chief Financial Officer
Christos Begleris	34	Co-Chief Financial Officer
Nicos Rescos	44	Chief Operating Officer
Zenon Kleopas	61	EVP—Technical & Operations
Tom Søfteland	55	Class A Director
Koert Erhardt	60	Class B Director
Roger Schmitz	34	Class B Director
Mahesh Balakrishnan	33	Class A Director
Jennifer Box	34	Class B Director
Nikolaos Karellis	66	Class A Director

Petros Pappas, Chief Executive Officer and Director

Petros Pappas serves as our CEO and as a director on our board of directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors. He served as a member of Star Maritime’s board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in approximately 300 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Ship owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was recently awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year”.

Spyros Capralos, Non-Executive Chairman and Director

Spyros Capralos serves as our Non-Executive Chairman and director. Mr. Capralos served from February 7, 2011 up to July 2014 as our Chief Executive Officer, President and director. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and was the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has ten years of banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan and London. He is the current President of the Hellenic Olympic Committee and served as Secretary General of the Athens 2004 Olympics Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He studied Economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France. Effective as of January 1, 2015, Mr. Capralos also serves as Chief Executive Officer of Oceanbulk Container Carriers LLC.

Hamish Norton, President

Hamish Norton serves as our President. He was previously the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime S.A. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2003 to 2007, he was head of the shipping practice at Bear, Stearns. Mr. Norton is notable for creating Nordic American Tankers Ltd. and Knightsbridge Tankers Ltd., the first two high dividend yield shipping companies, and has advised on numerous capital markets and mergers and acquisitions transactions by shipping companies. From 1984-1999 he worked at Lazard Frères & Co.; from 1995 onward as general partner and head of shipping. Mr. Norton received an A.B. in Physics from Harvard and a Ph.D. in Physics from University of Chicago.

Simos Spyrou, Co-Chief Financial Officer

Simos Spyrou serves as our Co-Chief Financial Officer. Mr. Spyrou joined us as Deputy Chief Financial Officer in 2011, and was appointed Chief Financial Officer in September 2011. From 1997 to 2011, Mr. Spyrou worked at the Hellenic Exchanges (HELEX) Group, the public company which operates the Greek equities and derivatives exchange, the clearing house and the central securities depository. From 2005 to 2011, Mr. Spyrou held the position of Director of Strategic Planning, Communication and Investor Relations at the Hellenic Exchanges Group and he also served as a member of the Strategic Planning Committee of its board of directors. From 1997 to 2002, Mr. Spyrou was responsible for financial analysis at the research and technology arm of the Hellenic Exchanges Group. Mr. Spyrou attended the University of Oxford, receiving a degree in Mechanical Engineering and an MSc in Engineering, Economics & Management, specializing in finance. Following the completion of his studies at Oxford, he obtained a post graduate degree in Banking and Finance, from Athens University of Economics & Business.

Christos Begleris, Co-Chief Financial Officer

Christos Begleris serves as our Co-Chief Financial Officer. He served as Deputy Chief Financial Officer of Oceanbulk Maritime since March 2013. He has been involved in the shipping industry since 2008, as deputy to the Chief Financial Officer of Thenamaris (Ships Management) Inc. Mr. Begleris has considerable banking and capital markets experience, having executed more than $9.0 billion of acquisitions and financings in the corporate finance and fixed income groups of Lehman Brothers and the principal investments group of London & Regional Properties. Mr. Begleris received an M.Eng. in Mechanical Engineering from Imperial College, London, and an MBA from Harvard Business School.

Nicos Rescos, Chief Operating Officer

Nicos Rescos serves as our Chief Operating Officer. He was the Chief Operating Officer of Oceanbulk Maritime S.A. since April 2010. Mr. Rescos has been involved in the shipping industry since 1993 and has strong expertise in the dry bulk, container and product tanker markets. From 2007 to 2009, Mr. Rescos worked with a family fund in Greece investing in dry bulk vessels and product tankers. From 2000 to 2007, Mr. Rescos served as the Commercial Manager of Goldenport Holdings Inc. where he was responsible for the acquisition of 35 dry bulk and container vessels and initiated the company’s entry in the product tankers arena through an innovative joint venture with a major commodity trading company. He received a BSc in Management Sciences from The University of Manchester Institute of Science and Technology (UMIST) and an MSc in Shipping Trade and Finance from the City University Business School.

Zenon Kleopas, Executive Vice President-Technical Operations

Zenon Kleopas serves as our Executive Vice President-Technical Operations. Mr. Kleopas joined us in July 2011 as Chief Operating Officer and has over 30 years of experience in the shipping industry. He was actively involved in the acquisition of our initial fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in Shipping Companies in the U.K. and Greece since 1980. Mr. Kleopas has worked for various shipping companies, including Victoria Steamship Co Ltd. (London), Marship Corporation (renamed Marship Services Inc), Astron Maritime SA, Combine Marine Inc. and Oceanbulk Maritime SA. Before joining us, Mr. Kleopas was the general manager of Combine Marine Inc. and the managing director of Oceanbulk Maritime SA. Mr. Kleopas received a B.Sc. degree in 1978 and a M.Sc. degree in 1980 from Glasgow University, both in Naval Architecture &Ocean Engineering. He is a member of the Technical Chamber of Greece, the Royal Institution of Naval Architects (UK), the Marine Technical Managers’ Association of Greece and the Hellenic Technical Committee of classification society RINA.

Tom Søfteland, Director

Tom Søfteland serves and has served since our inception as a member of our board of directors and as chairman of the audit committee. He served as a member of Star Maritime’s board of directors since its inception. During 1982 – 1990 he served in different positions within Odfjell Chemical Tankers, including operations, chartering and project activities. In August 1990 he joined the shipping department of IS Bank ASA and in 1992 he became the general manager of the shipping, oil & offshore department. In 1994 he was promoted to Deputy CEO of the bank. During the fourth quarter of 1996, Mr. Søfteland founded Capital Partners

A.S. of Bergen, Norway, a financial services firm which specialized in shipping, oil & off-shore finance, investment bank and asset management services. He held the position as CEO until he resigned in June of 2007. As from second half of 2007 and until today, Mr. Søfteland runs his own investment company, styled Spinnaker AS, based in Norway. He has also joined several private and public companies both shipping and non-shipping, based in London, New York, Bergen, Athens and Singapore, as an investor, chairman or director such as EGD Holding AS, SeaSeaShipping Ltd, Tailwind Group and Stream Tankers AS. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

Koert Erhardt, Director

Koert Erhardt serves and has served since our inception as a member of our board of directors. He is currently the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of dry bulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. From 1994 to 1998, he served as the General Manager of Bulk Italia, a prominent shipping company which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the dry bulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Roger Schmitz, Director

Roger Schmitz serves and has served since July 25, 2013 as a member of our board of directors. Mr. Schmitz currently serves on the board of Gener8 Maritime Inc. (NYSE: GNRT). From 2006 to June 2016, Mr. Schmitz worked for Monarch Alternative Capital LP, where he was most recently a Managing Principal responsible for evaluating investment opportunities in a wide variety of corporate and sovereign situations, both domestically and internationally. Prior to joining Monarch in 2006, Mr. Schmitz was an Analyst in the Financial Sponsors Group at Credit Suisse, where he focused on leverage finance. Mr. Schmitz received an A.B., cum laude, in economics from Bowdoin College.

Mahesh Balakrishnan, Director

Mahesh Balakrishnan serves as a member of our board of directors. Ms. Balakrishnan is a Senior Vice President in Oaktree’s Opportunities Funds. He joined Oaktree in 2007 and has been focused on investing in the Chemicals, Energy, Financial Institutions, Real Estate and Shipping sectors. Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and currently serves on the boards of STORE Capital Corp. (NYSE:STOR) and Momentive Performance Materials. He has been active on a number of creditors’ committees during restructuring of investments, including Eagle Bulk Shipping, Excel, Lehman Brothers and LyondellBasell. Prior to Oaktree, Mr. Balakrishnan spent two years in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University.

Jennifer Box, Director

Jennifer Box serves as a member of our board of directors. Ms. Box is a Senior Vice President in Oaktree’s Opportunities Funds. Since she joined Oaktree in 2009, Ms. Box has made investments in the Shipping, Power, Energy, Media and Technology sectors. Prior to Oaktree, Ms. Box spent three and a half years as an Investment Associate at The Blackstone Group in the Distressed Debt Fund. Prior to Blackstone, she was an Associate Consultant at The Boston Consulting Group. Ms. Box graduated summa cum laude with a B.S. degree in Economics and a minor in Mathematics from Duke University, where she was elected to Phi Beta Kappa. She is a CFA charterholder.

Nikolaos Karellis, Director

Nikolaos Karellis serves as a member of our board of directors and a member of the audit committee. Mr. Karellis is currently a Director of the advisory firm MARININVEST ADVISERS LTD, and has more than 35 years of experience in the shipping sector in financial institutions. Until 2013, he served as the Head of Shipping of HSBC BANK PLC in Athens, Greece for 28 years, where he built a business unit providing a comprehensive range of services to Greek shipping companies. Prior to HSBC, he worked at Bank of America. Mr. Karellis received his Msc in Mechanical Engineering from the National Technical University of Athens and received an MBA in Finance from the Wharton School, University of Pennsylvania.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain of our relationships and related party transactions resulting from this offering. In addition, you should refer to the section entitled “Major Stockholders and Related Party Transactions – B. Related Party Transactions” in our 2015 20-F incorporated by reference in this prospectus, for an overview of our other related party transactions.

Purchase of Shares in this Offering

As part of this offering, each of the Significant Shareholders has indicated that it will purchase common shares with gross proceeds representing its pro rata share of the gross proceeds of the offering, based on its current percentage ownership in the Company, for an aggregate of approximately $33.1 million of gross proceeds.

On an as-adjusted basis, giving effect to this offering (assuming the purchases of common shares by the Significant Shareholders occur at the closing price of our common shares of $4.67 on September 13, 2016), Oaktree, Caspian and the Pappas Affiliates, would beneficially own approximately 51.8%, 6.6% and 5.8%, respectively, of our outstanding common shares. Prior to this offering, Oaktree, Caspian and entities owned and controlled by affiliates of the family of Mr. Pappas, including the Pappas Affiliates, beneficially owned approximately 51.8%, 6.6% and 5.8%, respectively of our outstanding common shares.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to our shareholders of the ownership and disposition of our common shares. This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (iv) insurance companies, (v) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vi) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (vii) U.S. expatriates, (viii) persons subject to the alternative minimum tax or the net investment income tax, (ix) dealers or traders in securities or currencies and (x) U.S. shareholders whose functional currency is not the U.S. dollar. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of our common shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury Regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This summary does not address estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

Tax Classification of the Company

Star Maritime was a Delaware corporation which merged into the Company pursuant to the Redomiciliation Merger as more specifically described in Item 4.A “Information on the Company – History and development of the Company.”

Section 7874(b) of the Code, or “Section 7874(b),” provides that a corporation organized outside the United States, such as the Company, which acquires (pursuant to a “plan” or a “series of related transactions”) substantially all of the assets of a corporation organized in the United States, such as Star Maritime, will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) were to apply to Star Maritime and the Redomiciliation Merger, then the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. In addition, as a U.S. domestic corporation, any dividends paid by us to a Non-U.S. Holder, as defined below, would be subject to a U.S. federal income tax withholding at the rate of 30% or such lower rate as provided by an applicable U.S. income tax treaty.

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80% of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel LLP (“Seward & Kissel”), that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company, are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the IRS or a court will agree with Seward & Kissel’s opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

The remainder of this discussion assumes that the Company will not be treated as a U.S. domestic corporation for any taxable year.

U.S. Federal Income Taxation of the Company

U.S. Tax Classification of the Company

We are treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common shares as described below.

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use mostly on a voyage or time charter basis or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless a non-U.S. corporation qualifies for an exemption from U.S. federal income taxation under Section 883 of the Code, such corporation will be subject to U.S. federal income taxation on its “shipping income” that is treated as derived from sources within the United States. For U.S. federal income tax purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States (“United States source gross transportation income” or “USSGTI”), and, in the absence of exemption from tax under Section 883 of the Code, such USSGTI generally will be subject to a 4% U.S. federal income tax imposed without allowance for deductions.

Shipping income of a non-U.S. corporation attributable to transportation that both begins and ends in the United States is considered to be derived entirely from sources within the United States. However, U.S. law prohibits non-U.S. corporations, such as us, from engaging in transportation that produces income considered to be derived entirely from U.S. sources.

Shipping income of a non-U.S. corporation attributable to transportation exclusively between two non-U.S. ports will be considered to be derived entirely from sources outside the United States. Shipping income of a non-U.S. corporation derived from sources outside the United States will not be subject to any U.S. federal income tax.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, a non-U.S. corporation will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(1) it is organized in a country that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code (a “qualified foreign country”); and

(2) one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which term includes individuals that (i) are “residents” of qualified foreign countries and (ii) comply with certain substantiation requirements (the “50% Ownership Test”); (B) it is a “controlled foreign corporation” and it satisfies an ownership test (the “CFC Test”); or (C) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly-Traded Test”). We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test or the CFC Test. Our ability to satisfy the Publicly-Traded Test is described below.

The Republic of the Marshall Islands has been officially recognized by the IRS as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future.

We believe that we satisfied the Publicly Traded Test for 2015 and believe that we will satisfy the Publicly Traded Test for 2016, and accordingly, we believe that we qualified for exemption under Section 883 for 2015 and believe that we will qualify for exemption under Section 883 for 2016; however, there are factual circumstances beyond our control that could cause us to lose the benefit if this tax exemption for 2016 and for subsequent tax years.

Publicly-Traded Test. The Treasury Regulations under Section 883 of the Code provide, in pertinent part, that shares of a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is “primarily traded” on the NASDAQ Global Select Market.

Under the Treasury Regulations, stock of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market if (1) one or more classes of stock of the corporation that represent more than 50% of the total combined voting power of all classes of stock of the corporation entitled to vote and of the total value of the stock of the corporation, are listed on such market and (2) (A) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year and (B) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons that each own 5% or more of the vote and value of such class of outstanding stock (the “5% Override Rule”).

For purposes of determining the persons that actually or constructively own 5% or more of the vote and value of our common shares (“5% Shareholders”), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, qualified shareholders (as defined for purposes of Section 883) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of the total value of the class of stock of the closely held block that is a part of our common shares for more than half the number of days during the taxable year.

On July 11, 2014, pursuant to the transaction with Oceanbulk discussed above, Oaktree and its affiliates became shareholders, in the aggregate, of 50% or more of the vote and value of our common shares. We did not believe that we were subject to the 5% Override Rule for 2014, because, among other reasons, the Oceanbulk transaction occurred more than halfway through 2014.

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we were not subject to the 5% Override Rule and we satisfy the Publicly-Traded Test for 2015 and believe that we will not be subject to the 5% Override Rule and we will satisfy the Publicly Traded Test for 2016. Specifically, while Oaktree and its affiliated entities collectively owned more than 50% of our outstanding common shares throughout 2015, Oaktree affiliated entities that were 5% Shareholders did not own, in the aggregate, 50% or more of our outstanding common shares for more than half of the days in 2015. Accordingly, we believe that we qualify for exemption under Section 883 for 2015. Similarly, we believe that Oaktree affiliated entities that were 5% Shareholders will not own, in the aggregate, 50% of more of our outstanding common shares for more than half of the days in 2016. Accordingly, we believe that we will qualify for exemption under Section 883 for 2016.

There are, however, factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income in 2016 and in our subsequent taxable years. For example, we would no longer qualify for exemption under Section 883 of the Code for a subsequent taxable year if non-qualified shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half of the days during such taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status may change.

Taxation in Absence of Section 883 Exemption

For any taxable year in which we are not eligible for the benefits of Section 883 exemption, our USSGTI will be subject to a 4% tax imposed by Section 887 of the Code without the benefit of deductions to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from sources within the United States, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under this regime.

To the extent our shipping income derived from sources within the United States is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(1) we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

(2) substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided that (i) the sale is considered to occur outside of the United States under U.S. federal income tax principles and (ii) such sale is not attributable to an office or other fixed place of business in the United States. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. We intend to conduct our operations so that the gain on any sale of a vessel by us will not be taxable in the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of a common share that is: (1) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of our common shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of common shares are encouraged to consult their tax advisors.

U.S. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the ownership and disposition of common shares.

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”) below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute foreign-source dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

If, as expected, the common shares are readily tradable on an established securities market in the United States within the meaning of the Code and if certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or the preceding year) are met, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by non-corporate U.S. Holders (including an individual) will be subject to U.S. federal income tax at preferential rates.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Considerations

The foregoing discussion assumes that we are not, and will not be, a PFIC. If we are classified as a PFIC in any year during which a U.S. Holder owns our common shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership and disposition of common shares could be materially different from those described above. A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (ii) 50% or more of the average value of its assets produce (or are held for the production of) “passive income.” For this purpose, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries that are treated as pass-through entities for U.S. federal income tax purposes. Further, we will be treated as holding directly our proportionate share of the assets and receiving directly the proportionate share of the income of corporations of which we own, directly or indirectly, at least 25%, by value. For purposes of determining our PFIC status, income earned by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. We intend to take the position that income we derive from our voyage and time chartering activities is services income, rather than rental income, and accordingly, that such income is not passive income for purposes of determining our PFIC status. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from voyage and time charters as services income for other tax purposes. Additionally, we believe that our contracts for newbuilding vessels are not assets held for the production of passive income, because we intend to use these vessels for voyage and time chartering activities.

Assuming that it is proper to characterize income from our voyage and time chartering activities as services income and based on the expected composition of our income and assets, we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, our characterization of income from voyage and time charters and of contracts for newbuilding vessels is not free from doubt. Moreover, the determination of PFIC status for any year must be made only on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations during such taxable year. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder owns common shares, the U.S. Holder would be subject to special adverse rules (described in “—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”) unless the U.S. Holder makes a timely election to treat us as a “Qualified Electing Fund” (a “QEF election”) or marks its common shares to market, as discussed below. We intend to promptly notify our shareholders if we determine that we are a PFIC for any taxable year. A U.S. Holder generally will be required to file IRS Form 8621 if such U.S. Holder owns common shares in any year in which we are classified as a PFIC.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election, such U.S. Holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of such U.S. Holder, regardless of whether distributions were received from us by such U.S. Holder. Thus, the U.S. Holder could have a tax liability with respect to such earnings or gains without a corresponding receipt of cash. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders might be eligible for preferential capital gains tax rates. The U.S. Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the U.S. Holder’s tax basis in the common shares. An electing U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing U.S. Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with its U.S. federal income tax return for the first year in which it held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. Alternatively, if we were treated as a PFIC for any taxable year and, as we anticipate, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is properly and timely made, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in each such year in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our common shares in a year that we are a PFIC would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares in such a year would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market”

election (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(1) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

(2) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

(3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding common shares if we are considered a PFIC in any taxable year.

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is any beneficial owner of a common share that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and that is not a U.S. Holder.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of our common shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of common shares are encouraged to consult their tax advisors.

Distributions

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

(2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Information Reporting and Backup Withholding

Information reporting might apply to dividends paid in respect of common shares and the proceeds from the sale, exchange or other disposition of common shares within the United States. Backup withholding (currently at a rate of 28%) might apply to such payments made to a U.S. Holder unless the U.S. Holder furnishes its taxpayer identification number, certifies that such number is correct, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements, if they properly demonstrate their eligibility for exemption. United States persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Each Non-U.S. Holder must submit an appropriate, properly completed IRS Form W-8 certifying, under penalties of perjury, to such Non-U.S. Holder’s non-U.S. status in order to establish an exemption from backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals are required to report information relating to our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding their reporting requirements.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following is a discussion of the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on payments we make to you with respect to our common shares. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of the common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in our common shares. Further, it is the responsibility of each holder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material provisions of our capital stock. The following does not contain all information that you may find useful and should be read together with the section titled “Description of Capital Stock” of the accompanying prospectus and the section titled “Additional Information–B. Memorandum and Articles of Association” of the 2015 20-F, as well as our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, which have been filed as exhibits (by incorporation by reference) to the registration statement of which this prospectus forms a part.

Common Shares

Under our fourth amended and restated articles of incorporation, or our Articles, our authorized capital stock consists of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share. None of the preferred shares were issued as of the date of this prospectus. All of our shares of stock are in registered form.

As of June 20, 2016 (without giving effect to this offering or 690,500 common shares granted under our 2015 and 2016 equity incentive plan, 104,250 purchase options shares granted under our 2015 equity incentive plan, 138,453 common shares issued to Oceanbulk Maritime, as agreed in November 2013 (please see our 2015 20-F “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”) and 345,000 common shares granted under the September 2016 Share Awards), we had 43,955,659 common shares outstanding out of 300,000,000 shares authorized to be issued. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Reverse Stock Split

Effective as of the opening of trading on June 20, 2016, we effected a 5-for-1 reverse stock split of our common shares. The reverse stock split was approved by our shareholders at our Special Meeting of Shareholders held on December 21, 2015. The reverse stock split reduced the number of our common shares from 219,788,952 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of our common shares received a cash payment in lieu of such fractional share.

Blank Preferred Shares

Under the terms of our Articles, our Board of Directors has the authority, without any further vote or action by our shareholders, to issue up to 25,000,000 preferred shares. Our Board of Directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such shares of preferred shares. At the time that any series of our preferred shares are authorized, our Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our Board of Directors could, without stockholder approval, cause us to issue preferred shares which have voting, conversion.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our common shares by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not our underlying assets were deemed to include “plan assets,” as described below, the acquisition and/or holding of our common shares by an ERISA Plan with respect to which we or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our common shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, our common shares should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations.

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities to which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Issuer intends to effect such a registration under the Securities Act and Securities Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our common shares will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common shares will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Issuer, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Representation

Accordingly, by acceptance of our common shares, each purchaser and subsequent transferee of our common shares will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold our common shares constitutes assets of any Plan or (ii) the purchase and holding of our common shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of our common shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Citigroup Global Markets Inc., Clarksons Platou Securities, Inc., Deutsche Bank Securities Inc. and DNB Markets, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
Clarksons Platou Securities, Inc.
Deutsche Bank Securities Inc.
DNB Markets, Inc.
Total

The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus supplement if any such shares are taken. The Significant Shareholders and certain other investors specified by us have indicated that they intend to purchase our common shares in this offering. Underwriting discounts will only be paid with respect to common shares sold to persons other than Significant Shareholders.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus supplement and may offer common shares to certain dealers at such offering price, less a concession not in excess of $       of the offering price to the public. After the initial offering of our common shares, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the per share and total public offering price, underwriting discounts and proceeds before expenses to us.

Per Share
Public Offering Price
Underwriting discounts paid by us
Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts, are approximately $ including up to $15,000 that we have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA. In addition, the underwriters have agreed to reimburse us for a portion of the costs associated with this offering.

Our common shares are listed on the Nasdaq Global Select Market under the trading symbol “SBLK.”

In the underwriting agreement, we have agreed that, without the prior written consent of the representatives, we will not, subject to certain exceptions, during the period from the date of the underwriting agreement through the date that is 60 days subsequent to the date thereof, offer, sell, contract or otherwise dispose of, or file any registration statement under the Securities Act in respect of, securities convertible into or exercisable or exchangeable for our common shares. Oaktree, the Pappas Affiliates, and each of our directors and officers has entered into a similar agreement with the representatives of the underwriters, subject to certain exceptions, including, but not limited to, being permitted to pledge their common shares as collateral or security for foreign exchange swaps and custody agreements.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In connection with the offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase our common shares so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of our common shares in excess of common shares the underwriters are obligated to purchase, which creates a syndicate short position.
•	Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when common shares originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of certain of the underwriters, including affiliates of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and DNB Markets, Inc., are lenders under our Credit Agreements. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Clarksons Platou Securities AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by Clarksons Platou Securities AS is within the United States, Clarksons Platou Securities AS will offer to and place common shares with investors through Clarksons Platou Securities, Inc., an affiliated U.S. broker-dealer. The activities of Clarksons Platou Securities AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.

If you purchase our common shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State no offer of Shares which are the subject of the offering contemplated by this Prospectus may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Issuer or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Issuer that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors”(as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

France

Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France: or
•	used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-l° -or- 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

Neither this prospectus nor any other material relating to the common shares which is the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The common shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the common shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The common shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the common shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the common shares are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the common shares may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors”within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The common shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(lA), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:
•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, or our subsidiaries or to realize against us for their judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. We have appointed the Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960 as our registered agent, and it can accept service of process on our behalf in any such action.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers in judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters as to Marshall Islands law, including the validity of the common shares, will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters are being represented by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Star Bulk Carriers Corp. appearing in Star Bulk Carriers Corp.’s Annual Report (Form 20-F) for the year ended December 31, 2015 and the effectiveness of Star Bulk Carriers Corp.’s internal control over financial reporting as of December 31, 2015, have been audited by Ernst & Young (Hellas) Certified Auditors - Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. The combined financial statements of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 included in Star Bulk Carriers Corp.’s Report on Form 6-K (Commission File Number: 001-33869) for the month of September 2014, furnished to the Securities and Exchange Commission on September 8, 2014, have been audited by Ernst & Young (Hellas) Certified Auditors - Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified - Auditors Accountants S.A. is 8B Chimarras, 15125 Maroussi Athens, Greece.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the common shares covered by this prospectus supplement. All amounts are estimated.

Commission registration fee attributable to this offering	$17,546
FINRA filing fees and expenses attributable to this offering	$15,000
Legal fees and expenses	$200,000
Accounting fees and expenses	$51,000
Printing and typesetting expenses	$75,000
Miscellaneous	$—
Total	$358,546

PROSPECTUS

$704,997,910

Common Shares, Preferred Shares, Debt Securities,
Warrants, Rights and Units
and
133,288,926 Common Shares
offered by the Selling Shareholders

Through this prospectus, we may periodically offer:

(1)	common shares;
(2)	preferred shares;
(3)	our debt securities, which may be guaranteed by one or more of our subsidiaries;
(4)	our warrants;
(5)	rights; and
(6)	our units.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

The aggregate offering price of all securities issued and sold by us under this prospectus may not exceed $704,997,910. The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

In addition, the selling shareholders named in this prospectus, or the Selling Shareholders, may sell in one or more offerings pursuant to this registration statement up to 133,288,926 of our common shares. The Selling Shareholders may sell any or all of these common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. Information on the Selling Shareholders and the times and manners in which they may offer and sell our common shares is described under the sections entitled “Selling Shareholders” and “Plan of Distribution” in this prospectus. We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

Our common shares are listed on the Nasdaq Global Select Market under the symbol “SBLK.”

An investment in these securities involves risks. See the section entitled “Risk Factors” beginning on page 17 of this prospectus, and other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 5, 2015

i

ABOUT THIS PROSPECTUS

As permitted under the rules of the Securities and Exchange Commission, or the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Star Bulk Carriers Corp., c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi, 15124, Athens, Greece. See “Where You Can Find Additional Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders authorize any person to provide information other than that provided in this prospectus and the documents incorporated by reference. Neither we nor the Selling Shareholders are making an offer to sell common shares in any state or other jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Star Bulk,” the “Company,” “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries, and the “Selling Shareholders” refers to those of our shareholders described in “Selling Shareholders.” In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. To the extent the Selling Shareholder distributes our common shares to its equity holders, we will add the recipients of those common shares as selling shareholders via a prospectus supplement or post-effective amendment. Any references to the “Selling Shareholder” shall be deemed to be references to each such additional selling shareholder.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States, in Greece. Most of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;
•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation;
•	general domestic and international political conditions;
•	potential disruption of shipping routes due to accidents or political events;
•	the availability of financing and refinancing;
•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;
•	vessel breakdowns and instances of off-hire;
•	risks associated with vessel construction;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as planned; and
•	other important factors described in “Risk Factors”.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the sections entitled “Risk Factors” of this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2013, which is incorporated herein by reference, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.starbulk.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any applicable prospectus supplement are part of a registration statement that we filed with the Commission and do not contain all of the information in the registration statement. The full registration statement may be obtained from the Commission or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any applicable prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the Commission’s Public Reference Room in Washington, D.C., as well as through the Commission’s website.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and certain information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

The following documents, filed with or furnished to the SEC, are specifically incorporated by reference and form an integral part of this prospectus:

•	Annual Report on Form 20-F (the “2013 20-F”) for the year ended December 31, 2013, filed with the Commission on March 21, 2014, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;
•	The following portions of the Report on Form 6-K (the “Transaction 6-K”), furnished to the Commission on September 5, 2014: (i) combined historical financial statements of Oceanbulk (as defined herein) as of and for the year ended December 31, 2013 and the period from October 4, 2012 (date of inception) through December 31, 2012 and as of and for the six months ended June 30, 2014 and 2013 and the associated Management’s Discussion and Analysis of Financial Condition and Results of Operations (contained in Exhibit 99.2), (ii) the entirety of Exhibit 99.3, which contains descriptions of the merger agreement and various shareholder and registration rights agreements entered into in connection with the July 2014 Transactions (as defined herein) and certain related party transactions and (iii) the entirety of Exhibit 99.4, which contains a description of the agreements entered into in connection with the Excel Transactions (as defined herein);
•	Report on Form 6-K, furnished to the Commission on November 7, 2014, including the exhibits thereto;
•	Report on Form 6-K (the “Third Quarter 6-K”), furnished to the Commission on December 3, 2014, including the exhibits thereto, which contain (i) our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2014 and the unaudited pro forma condensed combined financial information of Star Bulk, Oceanbulk, and the Pappas Companies (as defined herein) for the nine months ended September 30, 2014 and the year ended December 31, 2013 (Exhibit 99.1) and (ii) our unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2014 and 2013 (Exhibit 99.2); and
•	Report on Form 6-K, furnished to the Commission on January 15, 2015, including the exhibits thereto.

We are also incorporating by reference all subsequent Annual Reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the applicable prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi 15124, Athens, Greece
011-30-210-617-8400 (telephone number)

Information provided by the Company

We will furnish holders of shares of our common stock with Annual Reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the Nasdaq Global Select Market (the “Nasdaq”), those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

v

PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus and is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, and the documents incorporated by reference herein, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our common shares. Where we refer to information on a “fully delivered basis,” we are referring to such information after giving effect to the delivery of all newbuilding vessels and all vessels being acquired from Excel Maritime Carriers Ltd. (“Excel”) in the Excel Transactions (as defined below).

OUR BUSINESS

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. On a fully delivered basis, we will have a fleet of 100 vessels consisting primarily of Capesize as well as Kamsarmax, Ultramax and Supramax vessels with a carrying capacity between 45,500 dwt and 209,000 dwt. Our fleet included, as of January 31, 2015, 65 operating vessels (including Star Julia and Star Tatianna, which we have agreed to sell in January 2015 and expect to deliver to their new owners in February 2015), three vessels expected to be acquired from Excel in February 2015 and 34 vessels currently under construction at leading shipyards in Japan and China. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our highly experienced executive management team, with a combined 120 years of shipping industry experience, is led by Mr. Petros Pappas, who has more than 35 years of shipping industry experience and has managed more than 270 vessel acquisitions and dispositions.

On July 11, 2014, we closed transactions with entities affiliated with Oaktree Capital Management, L.P. and the family of Mr. Pappas, in which we acquired Oceanbulk Carriers LLC and Oceanbulk Shipping LLC (collectively “Oceanbulk”), two entities affiliated with the family of Mr. Pappas, as well as a loan that was converted into a 50% interest in a joint venture, Heron Ventures Limited (“Heron”) on November 5, 2014 (collectively, the “July 2014 Transactions”). As a result of the July 2014 Transactions, as of January 31, 2015 we added to our fleet 16 operating vessels (including three vessels, Peloreus, Leviathan and Indomitable that were being built and were delivered in July 2014, September 2014 and January 2015, respectively), with an average age of 4.6 years as of January 31, 2015 and an aggregate capacity of approximately 2.1 million dwt, two vessels distributed to us from Heron in December 2014 (the “Heron Vessels”) with an average age of 8.9 years as of January 31, 2015 and an aggregate capacity of 165,771 dwt, and contracts for the construction of 23 vessels, with an aggregate capacity of approximately 3.2 million dwt. In connection with the July 2014 Transactions, Mr. Pappas became our Chief Executive Officer, and our former Chief Executive Officer, Mr. Spyros Capralos, became our Non-Executive Chairman. See “The Transactions—The July 2014 Transactions.”

On August 19, 2014, we entered into definitive agreements with Excel pursuant to which we are acquiring 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”). The transfers of the Excel Vessels are being completed on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged. As of January 31, 2015, 31 of the Excel Vessels had been delivered to us, and we expect that the remaining three Excel Vessels will be delivered to us in February 2015. See “The Transactions—The Excel Transactions.” We refer to the foregoing transactions, together, as the “Excel Transactions”, and we refer to the July 2014 Transactions and the Excel Transactions, together, as the “Transactions.”

As of January 31, 2015, we had sold one of the Excel Vessels, Star Kim, and agreed to sell two additional Excel Vessels, Star Julia and Star Tatianna and expect to deliver these vessels to their new owners in February 2015. Where we refer to our operating fleet as of January 31, 2015, it includes the two sold Excel Vessels that had not been delivered to their new owners as of that date. See “—Recent Developments—Sales of Vessels.”

As of January 31, 2015, our operating fleet of 65 vessels, had an aggregate capacity of approximately 6.6 million dwt. We have also entered into or acquired contracts for the construction of 34 of the latest generation “Eco-type” vessels, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age. As of January 31, 2015, the total payments for our 34 newbuilding vessels were expected to be $1,457.0 million, of which we had already paid $270.7 million. As of January 31, 2015, we had $281.5 million of cash on hand, we had obtained commitments for $654.1 million of secured debt for 23 newbuilding vessels, and we were in negotiations for an additional $357.5 million of secured debt for 11 newbuilding vessels. By the third quarter of 2016, we expect our fleet to consist of 100 wholly owned vessels, with an average age of 7.6 years and an aggregate capacity of 11.7 million dwt. As of January 31, 2015, the average age of our operating fleet was 9.4 years. On a fully delivered basis and based on publicly available information, we believe our fleet will make us the largest U.S. publicly traded dry bulk shipping company by deadweight tonnage.

Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management, with all the Excel Vessels to be delivered by early 2015 and 25 of our 34 newbuilding vessels expected to be delivered in the remainder of 2015. For our operating fleet, the Excel Vessels and our newbuildings, we have focused on vessels built at leading Japanese and Chinese shipyards, which, in our experience, are more reliable and less expensive to operate and are accordingly preferred by charterers. Currently, because of prevailing market conditions, we primarily employ our vessels in the spot market, under short term time charters or voyage charters. While employing the vessels under a voyage charter may require more management attention than under time charters, the vessel owner benefits from any fuel savings it can achieve because fuel is paid for by the vessel owner. On a fully-delivered basis, we will have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology. As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

OUR FOUNDER AND HIS TRACK RECORD

Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 35 years of experience and more than 270 vessel acquisitions and dispositions. Entities under his management and control owned up to 30 vessels in 2001, most of which were acquired during the first quarter of 1997, the second quarter of 1998 and the second quarter of 2001, periods corresponding to low asset values and freight rates. Substantially all of these vessels were sold by the end of 2005, during a period of vessel values and levels of the Baltic Dry Index (“BDI”) (a daily average of charter rates for key dry bulk routes) that were record highs at the time.

As further described in “Management,” Mr. Pappas has extensive experience in operating and investing in shipping, including through his principal shipping operations and investment vehicle, Oceanbulk Maritime S.A. (“Oceanbulk Maritime”).

OUR FLEET

We have built a fleet through timely and selective acquisitions of secondhand and newbuilding vessels. Because of the industry reputation and extensive relationships of Mr. Pappas and the other members of our senior management, we have been able to contract for our newbuilding vessels with leading shipyards at prices that we believe reflect the recent bulk shipping downturn. We believe that owning a modern, well-maintained fleet reduces operating costs, improves the quality of service we deliver and provides us with a competitive advantage in securing favorable spot time charters and voyage charters with high-quality counterparties. Each of our newbuilding vessels will be equipped with a vessel remote monitoring system that will provide data to a central location in order to monitor fuel and lubricant consumption and efficiency on a real-time basis. We expect to retrofit all of our operating vessels and Excel Vessels with a similar monitoring system. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

Our fleet, which emphasizes large Capesize vessels, primarily transports minerals from the Americas and Australia to East Asia, particularly China, but also Japan, Korea, Taiwan, Indonesia and Malaysia. Our Supramax vessels carry minerals, grain products and steel between the Americas, Europe, Africa, Australia and Indonesia and from these areas to China, Korea, Japan, Taiwan, the Philippines and Malaysia.

Our newbuilding vessels are being built at leading Japanese and Chinese shipyards. The following tables summarize key information about our fully delivered fleet, as of January 31, 2015:

Operating Fleet

	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Charter Type/ Month of Contract Expiry
1	Indomitable (3)	Capesize	182,000	2015	—
2	Leviathan (3)	Capesize	182,000	2014	Time Charter / February 2015
3	Peloreus (3)	Capesize	182,000	2014	—
4	Obelix (3)	Capesize	181,433	2011	Time Charter / February 2015
5	Sandra (tbr Star Pauline) (2)	Capesize	180,274	2008	Time Charter / August 2015
6	Pantagruel (3)	Capesize	180,181	2004	Time Charter / February 2015
7	Christine (tbr Star Martha) (2)	Capesize	180,000	2010	Time Charter / October 2015
8	Star Borealis	Capesize	179,678	2011	—
9	Star Polaris	Capesize	179,600	2011	Time Charter / February 2015
10	Star Angie (2)	Capesize	177,931	2007	—
11	Big Fish (3)	Capesize	177,662	2004	Time Charter / March 2015
12	Kymopolia (3)	Capesize	176,990	2006	—
13	Big Bang (3)	Capesize	174,109	2007	Time Charter / February 2015
14	Star Aurora	Capesize	171,199	2000	Voyage Charter / February 2015
15	Star Mega	Capesize	170,631	1994	Time Charter / February 2015
16	Lowlands Beilun (tbr Star Despoina) (2)	Capesize	170,162	1999	Time Charter / August 2015
17	Star Big	Capesize	168,404	1996	Time Charter / November 2015
18	Star Eleonora (2)	Capesize	164,218	2001	Time Charter / March 2015
19	Amami (3)	Post Panamax	98,681	2011	Time Charter / February 2016
20	Madredeus (3)	Post Panamax	98,681	2011	Time Charter / April 2016
21	Star Sirius	Post Panamax	98,681	2011	Time Charter / June 2016
22	Star Vega	Post Panamax	98,681	2011	Time Charter / August 2016
23	Star Angelina (4)	Kamsarmax	82,981	2006	Time Charter / March 2015
24	Star Gwyneth (4)	Kamsarmax	82,790	2006	Time Charter / March 2015
25	Star Kamila (2)	Kamsarmax	82,769	2005	Time Charter / February 2015
26	Pendulum (1)(3)	Kamsarmax	82,619	2006	Time Charter / March 2014
27	Star Maria (2)	Kamsarmax	82,598	2007	Time Charter / March 2015
28	Star Markella (2)	Kamsarmax	82,594	2007	Time Charter / March 2015
29	Star Danai (2)	Kamsarmax	82,574	2006	Time Charter / February 2015
30	Star Georgia (2)	Kamsarmax	82,298	2006	Time Charter / June 2015
31	Star Sophia (2)	Kamsarmax	82,269	2007	Time Charter / February 2015
32	Star Mariella (2)	Kamsarmax	82,266	2006	Time Charter / February 2015
33	Star Moira (2)	Kamsarmax	82,257	2006	Time Charter / February 2015
34	Star Nina (2)	Kamsarmax	82,224	2006	Time Charter / February 2015
35	Star Renee (2)	Kamsarmax	82,221	2006	Time Charter / February 2015
36	Star Nasia (2)	Kamsarmax	82,220	2006	Time Charter / February 2015
37	Star Laura (2)	Kamsarmax	82,209	2006	Voyage Charter / March 2015
38	Star Helena (1)(2)	Kamsarmax	82,187	2006	Time Charter / February 2015
39	Mercurial Virgo (3)	Kamsarmax	81,545	2013	Time Charter / February 2015
40	Magnum Opus (1)(3)	Kamsarmax	81,022	2014	Time Charter / February 2015
41	Tsu Ebisu (3)	Kamsarmax	81,001	2014	Time Charter / March 2015
42	Star Iris (2)	Panamax	76,466	2004	Time Charter / March 2015
43	Star Aline (2)	Panamax	76,429	2004	Time Charter / March 2015
44	Star Emily (2)	Panamax	76,417	2004	Time Charter / February 2015
45	Star Christianna (2)	Panamax	74,577	1998	—
46	Star Natalie (2)	Panamax	73,798	1998	Time Charter / February 2015
47	Star Nicole (2)	Panamax	73,751	1997	Time Charter / March 2015
48	Star Vanessa (2)	Panamax	72,493	1999	—
49	Star Claudia (2)	Panamax	71,694	1997	Time Charter / February 2015
50	Star Monika (2)	Panamax	71,504	1993	Time Charter / February 2015
51	Star Julia (2)(5)	Panamax	70,083	1994	—

	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Charter Type/ Month of Contract Expiry
52	Star Tatianna (2)(5)	Panamax	69,634	1993	—
53	Star Challenger	Ultramax	61,462	2012	—
54	Star Fighter	Ultramax	61,455	2013	Time Charter / March 2015
55	Maiden Voyage (1)(3)	Supramax	58,722	2012	Time Charter / February 2015
56	Strange Attractor (3)	Supramax	55,742	2006	Time Charter / February 2015
57	Star Omicron	Supramax	53,489	2005	Time Charter / March 2015
58	Star Gamma	Supramax	53,098	2002	Time Charter / February 2015
59	Star Zeta	Supramax	52,994	2003	Time Charter / February 2015
60	Star Delta	Supramax	52,434	2000	Time Charter / March 2015
61	Star Theta	Supramax	52,425	2003	Time Charter / February 2015
62	Star Epsilon	Supramax	52,402	2001	Time Charter / February 2015
63	Star Cosmo	Supramax	52,247	2005	In Dry Dock
64	Star Kappa	Supramax	52,055	2001	Time Charter / April 2015
65	Star Michele (2)	Handymax	45,588	1998	Time Charter / February 2015
Total operating dwt:			6,646,799
(1)	These vessels will receive a ballast bonus for repositioning.
(2)	These vessels were delivered to us from Excel pursuant to the Excel Transactions.
(3)	These vessels were acquired pursuant to the July 2014 Transactions.
(4)	These vessels were delivered to us from Heron.
(5)	These vessels were sold in January 2015 and will be delivered to their new owners in February 2015.

Acquired fleet to be delivered

	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Shipyard
1	Iron Beauty (tbr Star Monisha)	Capesize	164,218	2001	CSBC China
2	Ore Hansa (tbr Star Jennifer)	Kamsarmax	82,209	2006	Tsuneishi Japan
3	Rodon (tbr Star Elle)	Panamax	73,656	1993	Hyundai Heavy Industries Korea
Total dwt to be acquired from Excel:			320,083

Newbuilding Vessels

	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Shipyard (1)	Expected Delivery Date
1	HN 1061 (tbn Roberta) (2)	Ultramax	64,000	New Yangzijiang, China	February 2015
2	HN 1063 (tbn Idee Fixe) (2)	Ultramax	64,000	New Yangzijiang, China	February 2015
3	HN 1062 (tbn Laura) (2)	Ultramax	64,000	New Yangzijiang, China	February 2015
4	HN NE 164 (tbn Honey Badger)	Ultramax	61,000	NACKS, China	February 2015
5	HN NE 165 (tbn Wolverine)	Ultramax	61,000	NACKS, China	February 2015
6	HN NE 166 (tbn Gargantua)	Newcastlemax	209,000	NACKS, China	March 2015
7	HN 5017 (tbn Deep Blue)	Capesize	182,000	JMU, Japan	April 2015
8	HN NE 167 (tbn Goliath)	Newcastlemax	209,000	NACKS, China	May 2015
9	HN 1312 (tbn Bruno Marks)	Capesize	180,000	SWS, China	April 2015
10	HN 1064 (tbn Kaley) (2)	Ultramax	64,000	New Yangzijiang, China	May 2015
11	HN 5040 (tbn Star Acquarius)	Ultramax	60,000	JMU, Japan	May 2015
12	HN NE 184 (tbn Maharaj)	Newcastlemax	209,000	NACKS, China	June 2015
13	HN 1313 (tbn Jenmark)	Capesize	180,000	SWS, China	July 2015
14	HN 1080 (tbn Kennadi)	Ultramax	64,000	New Yangzijiang, China	July 2015
15	HN 5043 (tbn Star Pisces)	Ultramax	60,000	JMU, Japan	July 2015
16	HN 1372 (tbn Star Libra) (3)	Newcastlemax	208,000	SWS, China	August 2015
17	HN 1081 (tbn Mackenzie)	Ultramax	64,000	New Yangzijiang, China	August 2015
18	HN 5055 (tbn Behemoth)	Capesize	182,000	JMU, Japan	September 2015
19	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS, China	September 2015
20	HN NE 196 (tbn Star Antares)	Ultramax	61,000	NACKS, China	September 2015
21	HN 1082 (tbn Night Owl)	Ultramax	64,000	New Yangzijiang, China	October 2015
22	HN 1359 (tbn Star Marisa) (3)	Newcastlemax	208,000	SWS, China	September 2015
23	HN 5056 (tbn Megalodon)	Capesize	182,000	JMU, Japan	November 2015
24	HN 1083 (tbn Early Bird)	Ultramax	64,000	New Yangzijiang, China	November 2015
25	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS, China	November 2015
26	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	January 2016
27	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS, China	January 2016
28	HN 1360 (Star Ariadne) (3)	Newcastlemax	208,000	SWS, China	February 2016
29	HN 1371 (tbn Star Virgo)	Newcastlemax	208,000	SWS, China	February 2016
30	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS, China	March 2016
31	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	March 2016
32	HN 1361 (Star Magnanimus) (3)	Newcastlemax	208,000	SWS, China	May 2016
33	HN 1362 (Star Manticore) (3)	Newcastlemax	208,000	SWS, China	June 2016
34	HN 1363 (Star Chaucer) (3)	Newcastlemax	208,000	SWS, China	September 2016
	Total newbuilding dwt:		4,850,000
	Total operating dwt:		6,646,799
	Total dwt to be acquired from Excel:		320,083
	Total fully delivered dwt:		11,816,882
(1)	As used in herein, “JMU” refers to Japan Marine United, “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., “NACKS” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., and “New Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.
(2)	We have entered into bareboat charters with affiliates of the New Yangzijiang shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the eighth year of the bareboat charterparty.
(3)	We have entered into bareboat charters with affiliates of the SWS shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

SIGNIFICANT FUEL SAVINGS OF OUR ECO-TYPE VESSELS

We believe that our investment in modern fuel efficient Eco-type newbuilding vessels will help us generate a superior time charter equivalent rate per day (“TCE rate”) compared to standard Baltic description vessels. All of our Eco-type newbuildings have significant technological improvements over the existing dry bulk vessels in their respective size categories, such as electronically controlled engines and optimized hull and propeller designs that have reduced water resistance and helped decrease fuel consumption.

While the shipping industry uses TCE rate as a key performance indicator, cargo owners chartering vessels on a voyage basis generally consider the cost per ton to move their cargo between ports and generally are indifferent to the resulting TCE rate, which depends on fuel costs, port and canal costs and speed. Two ships generating the same gross revenue per ton for the same voyage can therefore earn very different TCE rates based on different fuel consumption, speed and the number of tons of cargo each can carry.

When freight rates are relatively low (leading to low TCE rates), our Eco-type vessels enable us to generate higher TCE rates than non-Eco ships even when both are operated at low “Eco speeds,” which are the lowest speeds typically specified by the owners of vessels for normal operations. As freight rates rise, higher speeds are more profitable but our Eco-ships maintain a fuel cost advantage. The advantage of Eco-ships and lower speeds increases as fuel prices rise.

Assuming that the charter market remains at current levels, we intend to operate our vessels in the spot (or voyage) and short-term time charter market in order to benefit from any future increases in charter rates. If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our newbuilding fleet in the spot market in order to capture the benefit of available fuel cost savings.

OUR COMPETITIVE STRENGTHS

We believe that we possess a number of competitive strengths in our industry, including:

Track record of fleet growth with an extensive pipeline of attractive newbuilding vessels

Since 2007, assuming completion of the Excel Transactions, we will have successfully acquired 73 on the water modern dry bulk carrier vessels built between 1992 and 2015, with a total capacity of approximately 12.0 million dwt, including 22 Capesize, four Post-Panamax, 20 Kamsarmax, 13 Panamax, two Ultramax, ten Supramax and two Handymax vessels. During the same period we have successfully disposed of eight older dry bulk carrier vessels, including four Capesize, three Panamax and one Handymax vessel.

Our operating fleet of dry bulk carrier vessels as well as the remaining Excel Vessels expected to be delivered to us in February 2015 were built at leading Japanese, Chinese and Korean shipyards between 1993 and 2015, all of which are serving existing customers. Our management team’s newbuilding philosophy has been to focus on building vessels exclusively at what we believe to be among the leading shipyards in Japan and China rather than simply purchasing available slots at any shipyard. Based on our experience, we believe that charterers will prefer newer, high-quality vessels and that such vessels will help to reduce operating and maintenance expenses and increase utilization rates. Mr. Pappas has leveraged his relationships with the shipyards to carefully plan our 34-vessel newbuilding program, including Capesize ships built at JMU, which we believe are very desirable because of their fuel efficiency and reliability. Our newbuilding program is designed to take advantage of economies of scale as quickly as practicable, adding a total capacity of approximately 4.9 million dwt, with 25 of the 34 vessels to be delivered in the remaining months of 2015. As of January 31, 2015, the average age of our operating fleet, together with the remaining Excel Vessels, was 9.7 years. When our newbuilding program is completed (which we expect in the third quarter of 2016), on a fully delivered basis, our fleet is expected to consist of 100 wholly owned vessels, with an average age of 7.6 years and an aggregate capacity of 11.7 million dwt. We believe that our operating fleet, the Excel Vessels and our expected newbuilding delivery schedule give us a competitive advantage.

Focus on fuel efficiency and improving vessel operations

All of our 34 newbuilding vessels are Eco-type vessels, and our Capesize ships being built at JMU in Japan have some of the lowest projected fuel consumption rates in the Capesize market. These fuel-efficient Eco-type vessels will enable us to take advantage of available fuel cost savings and operational efficiencies and give us the opportunity to generate advantageous TCE rates, particularly in an environment in which fuel costs are high and charterhire rates are relatively low. In addition, each of our newbuilding vessels will be equipped with a sophisticated vessel remote monitoring system that will allow us to collect real-time information on the performance of critical on-board equipment, with a particular focus on fuel consumption and engine performance. Using this information, we will be able to be proactive in identifying potential problems and evaluating optimum operating parameters during various sea passage conditions. We will also be able to compare actual vessel performance to reported vessel performance and provide feedback to crews in real time, thereby reducing the likelihood of errors or omissions by our crews. Similar systems will be retrofitted to all of our operating vessels and most of the Excel Vessels. The vessel remote monitoring system is designed to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time. In addition, because of the similarities between the Excel Vessels and a number of our newbuilding vessels, we can take advantage of efficiencies in crewing, training and spare parts inventory management and can apply technical and operational knowledge of one ship to its sister ships. In addition to our newbuilding Eco-type vessels, 31 of our operating vessels are being equipped with sliding engine valves and alpha lubricators, making them semi-Eco vessels with increased fuel efficiency and decreased lubricant consumption. Most of the Excel Vessels either are equipped or are in the process of being equipped with similar features for increased fuel efficiency and decreased lubricant consumption.

Experienced management team with a strong track record in the shipping industry

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 35 years of experience and more than 270 vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his principal shipping operations and investment vehicle, Oceanbulk Maritime. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Mr. Hamish Norton, our President, is also the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime with more than 22 years of experience in the shipping industry. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2003 to 2007, he was head of the shipping practice at Bear Stearns. Mr. Norton has advised in numerous capital markets and mergers and acquisitions transactions by shipping companies.

Mr. Christos Begleris, our Co-Chief Financial Officer, has served as Deputy Chief Financial Officer of Oceanbulk Maritime since 2013 and was the Chief Financial Officer of Oceanbulk from January 2014. He has been involved in the shipping industry since 2008 and has considerable banking and capital markets experience, having executed more than $9.0 billion of acquisitions and financings.

Mr. Simos Spyrou, our Co-Chief Financial Officer, has served as Chief Financial Officer of Star Bulk since September 2011. Mr. Spyrou has more than 15 years of experience in the Greek equity and derivative markets at the Hellenic Exchanges Group.

Mr. Nicos Rescos, our Chief Operating Officer, has served as the Chief Operating Officer of Oceanbulk Maritime since April 2010 and the Commercial Director of Goldenport Holdings Inc. since 2000. He has been involved in the shipping industry in key commercial positions since 1993 and has strong expertise in the dry bulk, container and product tanker markets, having been responsible for more than 150 vessel acquisitions and dispositions.

Mr. Zenon Kleopas, our Executive Vice-President—Technical & Operations, joined us in July 2011 and has over 30 years of experience in the shipping industry. He was actively involved in the acquisition of our initial fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in shipping companies in the United Kingdom and Greece since 1980.

Extensive relationships with customers, lenders, shipyards and other shipping industry participants

Through Mr. Pappas and our senior management team, we have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. Our senior management team has a long track record in the voyage chartering of dry bulk ships (including those that comprise our operating fleet), which we expect will be of great benefit to us in increasing the profitability of our newbuilding fleet. The chartering team has had long experience in the business of arranging voyage and short-term time charters and can leverage its extensive industry relationships to arrange for favorable and profitable charters. We believe that these relationships with these counterparties and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities. Mr. Pappas has also leveraged his deep relationships with various shipyards to enable us to implement our newbuilding program and obtain attractive slots at those shipyards.

OUR BUSINESS STRATEGIES

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Capitalize on expected increases in demand for dry bulk shipping

We have observed a recent downward volatility in dry bulk charterhire rates. Based on our analysis of industry dynamics, we believe that dry bulk charterhire rates will rise for the medium term, coinciding with our expected fleet expansion. While the charter market remains at current levels, we intend to operate our vessels in the spot and short-term time charter market in order to benefit from any future increases in charter rates.

Charter our vessels in an active and sophisticated manner

Our business strategy is centered on arranging voyage and spot time charters for our vessels, an approach that is tailored specifically to the fuel efficiency of our fleet, particularly our newbuilding vessels. While this process is more difficult and labor-intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels. We expect to apply the same strategy to employ the Excel Vessels as they are delivered to us, to the extent they are not subject to long-term time charters at delivery. When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings (particularly for our Eco-type vessels). If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our newbuilding fleet in the voyage charter market in order to capture the benefit of available fuel cost savings. For a long-term time charter, a rate based in part on the projected fuel consumption of our ship must be negotiated, and we may not be given full credit by the chartering party for the fuel efficiency of our vessels.

Expand our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

As of January 31, 2015, we had contracts for 34 additional newbuilding vessels with an aggregate capacity of approximately 4.9 million dwt. We have also entered into the Excel Transactions, pursuant to which, we agreed to acquire 34 operating vessels with an aggregate capacity of approximately 3.2 million dwt. As of January 31, 2015, 31 Excel Vessels with a capacity of 2.8 million dwt had been delivered to us (of which three Excel Vessels had been sold to new owners as of that date). We intend to continue to opportunistically acquire high-quality vessels at attractive prices When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to grow our fleet at favorable prices.

Maintain a strong balance sheet through moderate use of leverage

We plan to finance our fleet, including future vessel acquisitions, with a mix of debt and equity, and we intend to maintain moderate levels of leverage over time (as described below), even though we may have the capacity to obtain additional financing. As of September 30, 2014, our debt to total capitalization ratio was approximately 36%. By maintaining moderate levels of leverage, we maintain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

OAKTREE

Oaktree is our largest shareholder. Oaktree Capital Management, L.P., together with its affiliates, is a leader among global investment managers specializing in alternative investments, with $93.2 billion in assets under management as of September 30, 2014. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 800 employees and offices in 16 cities worldwide. See “—The Transactions—The July 2014 Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

CORPORATE AND OTHER INFORMATION

We are a Marshall Islands corporation with principal executive offices at 40 Agiou Konstantinou Street, 15124, Athens Greece. Our telephone number at that address is 011-30-210-617-8400. We maintain a website on the Internet at http://www.starbulk.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We were incorporated in the Marshall Islands on December 13, 2006, as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime, which was a special purpose acquisition corporation. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

THE TRANSACTIONS

The July 2014 Transactions

In July 2014, we completed a transaction in which we acquired Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”), through the merger of our wholly-owned subsidiaries into Oceanbulk’s holding companies (the “Merger”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk vessels fuel-efficient Eco-type vessels (two of which, Peloreus and Leviathan, were delivered to us in July 2014 and September 2014, respectively) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became our Chief Executive Officer in connection with the Merger.

The agreement governing the Merger also provided for the acquisition by us (the “Heron Transaction”) of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. We issued 2,115,706 of our common shares into escrow as consideration for the Heron Vessels. The common shares were released from escrow to the Sellers under the Merger Agreement, following the transfer of the Heron Vessels to us in December 2014. In addition to the issued shares, in November 2014, we entered into a loan agreement with CiT Finance LLC for $25.3 million, to finance the cash consideration related to the acquisition of the Heron Vessels. For more information, see “—Recent Developments—Heron Vessel Financing.”

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas. The Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable), which was delivered to us in January 2015.

We refer to the Merger, the Heron Transaction and the Pappas Transaction, together, as the “July 2014 Transactions.”

A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 shares were issued to owners of the Pappas Companies and Millennia Holdings.

In connection with the July 2014 Transactions, we increased the number of directors constituting our Board of Directors to nine and, following the resignation of Ms. Milena Pappas as a director, appointed Mr. Rajath Shourie, Ms. Emily Stephens, Ms. Renée Kemp and Mr. Stelios Zavvos as additional directors.

In connection with the July 2014 Transactions, Mr. Petros Pappas became our Chief Executive Officer, Mr. Hamish Norton became our President, Mr. Christos Begleris became our Co-Chief Financial Officer, Mr. Nicos Rescos became our Chief Operating Officer and Ms. Sophia Damigou became our Co-General Counsel. Mr. Spyros Capralos resigned as our Chief Executive Officer but will remain with the Company as our Chairman, and Mr. Zenon Kleopas (our former Chief Operating Officer) will continue as our Executive Vice President—Technical Operations.

Oaktree Agreements. At the closing of the July 2014 Transactions, we and Oaktree entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of our nine directors so long as it beneficially owns 40% or more of our outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of our outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25% and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of our outstanding voting securities. Four individuals designated by Oaktree are currently our directors (Messrs. Pappas and Shourie and Mses. Stephens and Kemp).

Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances).

Pursuant to the Oaktree Shareholders Agreement, so long as Oaktree and its affiliates beneficially own at least 10% of our outstanding voting securities, Oaktree and its affiliates have agreed not to directly or indirectly acquire beneficial ownership of any additional voting securities of ours or other equity-linked or other derivative securities with respect to our voting securities if such acquisition would result in Oaktree’s beneficial ownership exceeding 63.6%, subject to certain specified exceptions. In addition, pursuant to the Oaktree Shareholders Agreement, subject to various exclusions, so long as Oaktree and its affiliates beneficially own at least 10% of our voting securities, unless specifically invited in writing by our Board of Directors, they may not (i) enter into any tender or exchange offer or various types of merger, business combination, restructuring or extraordinary transactions, (ii) solicit proxies or consents in respect of such transactions, (iii) otherwise act to seek to control or influence our management, Board of Directors or other policies (except with respect to the nomination of Oaktree designees pursuant to the Oaktree Shareholders Agreement and other nominees proposed by the Nominating and Corporate Governance Committee) or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the above.

Pursuant to the Oaktree Shareholders Agreement, Oaktree also agreed to various limitations on the transfer of its common shares.

In addition, at the closing of the July 2014 Transactions, we entered into a registration rights agreement, which grants Oaktree (and certain other significant shareholders) customary demand, shelf and piggyback registration rights.

See Exhibit 99.3 to the Transaction 6-K for more information regarding the Oaktree Shareholders Agreement and the registration rights agreement.

Pappas Shareholders and Related Arrangements. At the closing of the July 2014 Transactions, the Pappas family and their affiliates (collectively, the “Pappas Shareholders”) entered into a shareholders agreement (the “Pappas Shareholders Agreement”) with us. Pursuant to the Pappas Shareholders Agreement, the various Pappas Shareholders agreed to various voting and standstill restrictions that are similar to those applicable to Oaktree and its affiliates under the Oaktree Shareholders Agreement, including a limitation on voting of 15% of our outstanding common shares (subject to adjustment under certain circumstances). The Pappas Shareholders also are parties to the registration rights agreement. See Exhibit 99.3 to the Transaction 6-K for more information regarding the Pappas Shareholders Agreement and the registration rights agreement.

While Mr. Petros Pappas expects that he will spend substantially all of such time as he devotes to the dry bulk shipping industry managing our company, Mr. Pappas is not required to work full-time on our affairs. We expect that the amount of time Mr. Pappas allocates to managing our company will vary from time to time depending on the needs of the business and the level of strategic activity at the time.

The Excel Transactions

In August 2014, we entered into definitive agreements relating to the Excel Transactions with Excel, pursuant to which we are acquiring the 34 Excel Vessels for an aggregate of 29,917,312 common shares (the “Excel Vessel Share Consideration”) and $288.4 million in cash. The Excel Vessels are being transferred to us in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged. In the case of three Excel Vessels (Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina)) which were transferred subject to existing charters, we received the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel). As of January 31, 2015, 31 of the 34 Excel Vessels had been transferred to us, for aggregate consideration of 27,455,584 common shares and $265.6 million of cash. We expect to complete the remaining Excel Vessel closings by the end of February 2015.

Entities affiliated with Oaktree (the “Oaktree Excel Investors”) and entities affiliated with Angelo, Gordon & Co. (“Angelo, Gordon”) are holders of 46.7% and 23.6%, respectively, of the outstanding equity of Excel. The Excel Transactions were approved by the disinterested members of our board of directors, based upon the recommendation of a transaction committee of disinterested directors, which considered the Excel Transactions on our behalf in coordination with our management team. The total consideration was determined based on the average of three vessel appraisals by independent vessel appraisers.

At the transfer of each Excel Vessel, we pay the cash and share consideration for such Excel Vessel to Excel. We have been using cash on hand and borrowings under debt facilities to fund the cash consideration for the Excel Vessels. In connection with the Excel Transactions, we also entered into a $231.0 million secured bridge loan facility (the “Excel Vessel Bridge Facility”) extended to us by entities affiliated with Oaktree and entities affiliated with Angelo, Gordon to fund on an interim basis the cash consideration for the Excel Vessels. The facility was fully repaid and terminated on January 29, 2015. See “—Recent Developments” for a description of the Citibank Facility and the DNB Facility, whose proceeds together with cash on hand were used to repay the Excel Vessel Bridge Facility. Excel uses the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to the transferred Excel Vessel (or vessel-owning subsidiary) are released upon the transfer to us. We have been informed that Excel expects to distribute the Excel Vessel Share Consideration to its equity holders, including the Oaktree Excel Investors and Angelo, Gordon.

In connection with the foregoing transactions, we entered into an amendment to our existing registration rights agreement to provide holders of the Excel Vessel Share Consideration with certain customary demand, shelf and piggyback registration rights.

We refer to the Excel Transactions and the July 2014 Transactions as the “Transactions”.

For more information regarding the terms of the Excel Transactions and the amendment to the registration rights agreement, see Exhibit 99.4 to the Transaction 6-K.

Significant Shareholders as a Result of the Transactions

A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 shares were issued to owners of the Pappas Companies and Millennia Holdings. After the July 2014 Transactions, Oaktree was the beneficial owner of approximately 61.3% of our outstanding common shares, and the Pappas Shareholders were the beneficial owners of approximately 12.6% of our outstanding common shares.

Giving effect to the completion of the Excel Transactions (which we expect to occur in February 2015), and assuming the full distribution of the Excel Vessel Share Consideration to Excel’s equity holders, Oaktree would beneficially own 57.4% of our outstanding common shares, and the Angelo, Gordon would beneficially own 6.2% of our outstanding common shares. As a result of the issuance of the Excel Vessel Share Consideration, the Pappas Shareholders would beneficially own 9.3% of our outstanding common shares. The foregoing percentages do not give effect to the primary public offering of our common shares that closed on January 14, 2015 or any subsequent purchases of common shares by any of our major stockholders. See “—Recent Developments—2015 Equity Offering.”

As noted above, under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances), and the Pappas Shareholders are subject to a similar limitation under the Pappas Shareholders Agreement of 15% (subject to adjustment under certain circumstances).

Additional Financings and Loan Agreement Amendments Related to the Transactions

As of January 31, 2015, we had drawn approximately $236.2 million under the Citibank Facility, the DVB Facility, the Excel Vessel CiT Facility and the DNB Facility (each as defined and described below under “Recent Developments”), to finance the closings of the 31 Excel Vessels that had been delivered as of that date (or refinance amounts originally drawn under the Excel Vessel Bridge Facility in respect of those Excel Vessels).

In connection with the Excel Transactions, we entered into a $231.0 million Excel Vessel Bridge Facility, which was secured by 33 of the Excel Vessels, related bank accounts, earnings and issuances, and an equity pledge from each subsidiary that owns the 33 pledged Excel Vessels. The Excel Vessel Bridge Facility was fully repaid using cash on hand and a portion of the proceeds of the Citibank Facility and the DNB Facility and terminated on January 29, 2015. For more information on the Excel Vessel Bridge Facility, see Exhibit 99.4 to the Transaction 6-K.

As a result of the July 2014 Transactions, we assumed an additional $208.2 million aggregate principal amount of vessel financing, representing the outstanding debt of the Oceanbulk Companies and the Pappas Companies as at July 11, 2014, all of which is secured by the vessels financed, some of which is guaranteed either by us or by certain of our subsidiaries. All of the vessels financing agreements have various negative and financial maintenance covenants. In addition, we also assumed bareboat charters with respect to four newbuilding vessels being built at Yangzijiang and five newbuilding vessels being built at SWS. For more information regarding these financing arrangements see Exhibit 99.2 to the Third Quarter 6-K, under Notes 8 and 16 to our unaudited interim condensed consolidated financial statements.

In connection with the July 2014 Transactions, we amended our $85.0 million facility with Deutsche Bank AG Filiale Deutschlandgeschäft (the “Deutsche Bank Facility”), which is more fully described in Exhibit 99.2 to the Third Quarter 6-K under Note 8 to our unaudited interim condensed consolidated financial statements to make Star Bulk Carriers Corp. a guarantor under this facility and have the covenants apply to Star Bulk Carriers Corp., rather than Oceanbulk Shipping.

In connection with July 2014 Transactions, we also amended our $86.6 million facility with HSBC Bank plc. (the “HSBC Facility”), which is more fully described in Exhibit 99.2 to the Third Quarter 6-K under Note 8 to our unaudited interim condensed consolidated financial statements to make Star Bulk Carriers Corp. a guarantor under this facility and have the covenants apply to Star Bulk Carriers Corp., rather than Oceanbulk Shipping.

During July 2014, we obtained the consent of our lenders to complete the July 2014 Transactions.

RECENT DEVELOPMENTS

Dioriga Facility

In connection with July 2014 Transactions, on October 3, 2014, we amended our $20.0 million facility with HSBC, provided to Dioriga Shipping Co. (the “Dioriga Facility”), which is more fully described in Exhibit 99.2 to the Third Quarter 6-K under Note 8 to our unaudited interim condensed consolidated financial statements, to make Star Bulk Carriers Corp. a guarantor under this facility and to include covenants similar to those of our other vessel financing facilities.

DVB Facility

On October 31, 2014, as part of the Excel Transactions, we acquired 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Christine (tbr Star Martha), one of the 34 Excel Vessels. In order to finance this acquisition, we entered into a credit facility with DVB Bank SE, Frankfurt (the “DVB

Facility”). Definitive documentation for the DVB Facility was signed on October 30, 2014 and the amount of $24.8 million was drawn on October 31, 2014. The drawn amount will be repaid in 24 quarterly principal payments of $0.9 million for the first four quarters and of $0.5 million for the remaining 20 quarters, with the first quarterly payment due three months from the drawdown date, with a balloon installment of $12.2 million payable simultaneously with the 24th installment. The DVB Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments. The DVB Facility is guaranteed by Star Bulk Carriers Corp. and contains negative and financial covenants customary for facilities of this type, including a restriction on paying dividends if an event of default exists or will exist as a result of the dividend payment, if a breach of certain financial covenants (relating to the market value of the vessel Christine (tbr Star Martha) as compared to the outstanding balance under the DVB Facility) takes place or will take place as a result of the dividend payment, or if the available liquidity after the dividend falls below a certain threshold.

Excel Vessel CiT Facility

In October 2014, we executed a binding term sheet with CiT Finance LLC with respect to a new credit facility (the “Excel Vessel CiT Facility”) for financing to be secured on a first-priority basis by 11 of the older Excel Vessels we have acquired or are acquiring under the Vessel Purchase Agreement, consisting of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). Definitive documentation for the Excel Vessel CiT Facility was signed on December 9, 2014, and the amount of $30.0 million was drawn on December 10, 2014. The borrowers under the Excel Vessel CiT Facility are the various vessel-owning subsidiaries that own the Excel Collateral Vessels, and Star Bulk Carriers Corp. is the guarantor. The Excel Vessel CiT Facility will mature in December 2016 and is subject to quarterly amortization payments of $0.5 million, commencing on March 31, 2015, with a balloon installment equal to the outstanding amount under the Excel Vessel CiT Facility payable simultaneously with the last quarterly installment. In connection with the sales of Star Kim and Star Julia, we prepaid a total amount of $10.5 million under the Excel Vessel CiT Facility in January 2015. The agreement governing the Excel Vessel CiT Facility contains negative, affirmative and financial maintenance covenants that are customary for facilities of this type, including a restriction on paying dividends if an event of default exists or will exist as a result of the dividend payment.

Sinosure Facility

On December 22, 2014, we executed a term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156.5 million to partially finance the construction of eight of our Ultramax dry bulk carrier vessels (Hulls HN NE 164 (tbn Honey Badger), HN NE 165 (tbn Wolverine), HN NE 196 (tbn Star Antares), HN NE 197 (tbn Star Lutas), HN 1080 (tbn Kennadi), HN 1081 (tbn Mackenzie), HN 1082 (tbn Night Owl), HN 1083 (tbn Early Bird)) (the “Sinosure Financed Vessels”), which are currently under construction by Jiangsu Yangzijiang Shipbuilding Co. Ltd and Nantong COSCO KHI Ship Engineering Co. Ltd., with expected delivery between February 2015 and November 2015. The financing will be available in eight separate tranches, one for each Sinosure Financed Vessel, and will be credit insured (95%) by China Export & Credit Insurance Corporation. The final loan documentation is expected to be executed before the end of February 2015. Each tranche will mature twelve years after each drawdown and will be repaid in 48 equal and consecutive quarterly installments. The Sinosure Facility will be secured by a first priority cross-collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp. The agreement governing the Sinosure Facility will contain negative, affirmative and financial maintenance covenants that are customary for facilities of this type, including a restriction on paying dividends if an event of default exists or will exist as a result of the dividend payment.

Senior Notes Offering

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. The 2019 Notes are not guaranteed by any of our subsidiaries.

The 2019 Notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears on the 15th of February, May, August and November of each year, commencing on February 15, 2015.

We may redeem the 2019 Notes, in whole or in part, at any time on or after November 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to November 15, 2016, we may redeem the 2019 Notes, in whole or in part, at a price equal to 100% of their principal amount plus a make-whole premium and accrued interest to the date of redemption. In addition, we may redeem the 2019 Notes in whole, but not in part, at any time, at a redemption price equal to 100% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

The indenture governing the 2019 Notes requires us to maintain a maximum ratio of net debt to consolidated total assets and a minimum consolidated tangible net worth. The indenture governing the 2019 Notes also contains various negative covenants, including a limitation on asset sales and a limitation on restricted payments. The indenture governing the 2019 Notes prevents us from paying dividends if the two above financial ratios are not met. The indenture governing the 2019 Notes also contains other customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2019 Notes then outstanding may declare the entire principal amount of all the 2019 Notes plus accrued interest, if any, to be immediately due and payable. Upon certain change of control events, we are required to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. If we receive net cash proceeds from certain asset sales and do not apply them within a specified deadline, we will be required to apply those proceeds to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

NIBC Facility

On November 7, 2014, we entered into a $32.0 million secured loan facility with NIBC Bank N.V. (the “NIBC Facility”) to partially finance the construction cost of two Ultramax bulk carriers currently under construction by JMU (Hulls HN 5040, tbn Star Acquarius and HN 5043, tbn Star Pisces), with expected delivery in May 2015 and July 2015, respectively. The NIBC Facility will be available in two tranches of $16.0 million and will mature six years after the signing date. Each tranche is expected to be drawn with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $0.3 million, commencing three months after the drawdown, plus a balloon payment of $10.4 million for each of the two newbuilding vessels, both due in November 2020. The NIBC Facility is secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The NIBC Facility contains negative, affirmative and financial covenants customary for facilities of this type, including a restriction on paying dividends if an event of default exists or will exist, or if a breach of the financial covenants takes place or will take place, as a result of the dividend payment.

Citibank Facility

On November 20, 2014, we executed a binding term sheet with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing in an amount of up to $100.0 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Sandra (tbr Star Pauline), Lowlands Beilun (tbr Star Despoina), Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels we have acquired (the “Citi Financed Excel Vessels”). Execution of the definitive documentation for Citi Facility was signed on December 22, 2014. The first tranche of $51.5 million was drawn on December 23, 2014, and the second tranche of $42.6 million was drawn on January 21, 2015. We used amounts drawn under the Citi Facility to repay a portion of the amounts drawn under the Excel Vessel Bridge Facility in respect of the Citi Financed Excel Vessels. The Citi Facility matures at the earlier of (a) 60 months after the final drawdown and (b) December 30, 2019. The Citi Facility will be repaid in 20 equal, consecutive, quarterly principal payments of $3.4 million each, with the first installment due on March 30, 2015, with a balloon installment of $26.3 million payable simultaneously with the 20th installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The agreement governing the Citi Facility contains negative, affirmative and financial maintenance covenants that are customary for facilities of this type, including a restriction on paying dividends if an event of default exists or will exist, or if a breach of the financial covenants takes place or will take place, as a result of the dividend payment.

Heron Vessel Financing

In November 2014, we entered into a secured term loan agreement with CiT Finance LLC (the “Heron Vessel CiT Facility”) in order to partially finance the acquisition cost of the two Heron Vessels. The loan provides for up to $25.3 million of financing, which we drew in December 2014, when we took delivery of the Heron Vessels. The facility matures on June 30, 2019 and is repayable in 19 equal quarterly principal payments of $0.7 million. The first payment became due and payable on December 31, 2014. There is a balloon installment payable at maturity equal to the then outstanding amount of the loan. The facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The facility also prevents us from paying dividends if the payment is not made from our earnings account, if an event of default exists or will exist as a result of the dividend payment and if the aggregate amount outstanding under the facility exceeds a certain percentage of the market value of the two Heron Vessels.

DNB Facility

On December 29, 2014, we entered into an agreement with DNB Bank ASA (the “DNB Facility”), to provide financing in an amount of $116.8 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Nasia, Iron Beauty (tbr Star Monisha), Star Eleonora, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Ore Hansa (tbr Star Jennifer), Star Mariella, Star Helena and Star Maria, which are twelve of the Excel Vessels we have acquired or are acquiring (the “DNB Financed Excel Vessels”). We drew $88.3 million in December 2014 and $9.5 million in January 2015, and we expect to draw the remaining amount in February 2015. We used amounts drawn under the DNB Facility to repay portion of the amounts drawn under the Excel Vessel Bridge Facility in respect of the DNB Financed Excel Vessels. The DNB Facility matures in December 2019 and will be repaid in 20 equal, consecutive, quarterly principal payments of $4.4 million, with the first installment due in March 2015, and a balloon installment of $29.2 million payable simultaneously with the 20th installment. The DNB Facility is secured by a first priority mortgage over the DNB Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The agreement governing the DNB Facility contains customary negative, affirmative and financial maintenance covenants that are customary for facilities of this type, including a restriction on paying dividends before March 31, 2015 or if an event of default exists.

New Services Agreement with Interchart

In November 2014, we entered into a new services agreement with Interchart Shipping Inc. (“Interchart”) for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million. The agreement is effective from October 1, 2014 until March 31, 2015. The previous agreement with Interchart, dated February 25, 2014, was terminated when this agreement became effective.

Excel Vessel Deliveries

As of January 31, 2015, 31 of the Excel Vessels had been delivered to us in exchange for 27,455,584 common shares and $265.6 million of cash. As of January 31, 2015, we had drawn approximately $236.2 million under our various credit facilities to finance the cash consideration paid in connection with the Excel Vessels delivered to us as of that date.

Sales of Vessels

From the 31 Excel Vessels that we have received, we agreed to sell the vessel Star Kim and the vessels Star Julia and Star Tatianna, in December 2014 and January 2015, respectively, for market value. As of January 31, 2015, the vessel Star Kim had been delivered to her new owners, while Star Julia and Star Tatianna are expected to be delivered to their new owners in February 2015.

Outsourcing of Certain Procurement Services

As of January 1, 2015, we have engaged Ship Procurement Service, an unaffiliated company, to provide to our fleet certain procurement services at a daily fee of $295 per vessel.

Payment for Indomitable

On December 30, 2014, in anticipation of the delivery of the Indomitable to us on January 8, 2015, we made a payment of $34.9 million, which was held in escrow until the delivery of the vessel to us, of which $32.5 million was drawn under the BNP Facility, which is more fully described in Exhibit 99.2 to the Third Quarter 6-K under Note 8 to our unaudited interim condensed consolidated financial statements, and the remaining amount was financed using existing cash.

2015 Equity Offering

On January 14, 2015, we completed a primary underwritten public offering of 49,000,418 of our common shares, at a price of $5.00 per share (the “2015 Equity Offering”). The aggregate proceeds to us, net of underwriters’ commissions, were approximately $242.2 million, which we intend to use for our newbuilding program and general corporate purposes. As part of the 2015 Equity Offering, we have granted the underwriters a 30-day option to purchase up to an additional 1,762,500 common shares, which, as of February 4, 2015 had not been exercised. Four of our significant shareholders, Oaktree, Angelo, Gordon, Monarch Alternative Capital, L.P. (“Monarch”), and affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer, purchased a total of 37,250,418 of the common shares in the 2015 Equity Offering.

As of January 31, 2015, on an as-adjusted basis, giving effect to the 2015 Equity Offering and assuming the completion of the Excel Transactions and the distribution of all of the Excel Vessel Share Consideration to the equity holders of Excel, we will have 162,684,541 common shares issued and outstanding (or 164,447,041 if the underwriters exercise their option to purchase additional shares in the 2015 Equity Offering in full), and Oaktree, Angelo, Gordon, Monarch the Pappas Shareholders would beneficially own approximately 58.0%, 5.9%, 5.9% and 7.8%, respectively, of our outstanding common shares (or approximately 57.4%, 5.8%, 5.8% and 7.8%, respectively, of our outstanding common shares if the underwriters exercise their option to purchase additional shares in the 2015 Equity Offering in full). See “Selling Shareholders.”

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks set forth below and the discussion of risks under the heading “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 21, 2014, and the other documents that are incorporated by reference in this prospectus. Please see the section of this prospectus entitled “Incorporation by Reference of Certain Documents.” Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose all or part of your original investment.

Risks Related to Our Industry

Charterhire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with high volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the dry bulk charter market has severely affected the entire dry bulk shipping industry and charterhire rates for dry bulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. The BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a record low of 647 in February 2012. While the BDI has since increased from these low levels and has fluctuated in a range between 698 and 2,337 from December 2012 through and including December 2014, due to recent downward volatility. The BDI has ranged from 608 to 771 during January 2015, and the dry bulk market remains volatile.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.

Factors that influence demand for dry bulk vessel capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;
•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;
•	the location of regional and global exploration, production and manufacturing facilities;
•	the location of consuming regions for energy resources, commodities, consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;
•	natural disasters;
•	disruptions and developments in international trade;
•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries;
•	number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	the scrapping rate of vessels;
•	speed of vessel operation;
•	vessel casualties; and
•	the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. Given the number of new dry bulk carriers currently on order with the shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels;
•	limited financing for vessels;
•	widespread loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
•	The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Many of our vessels will soon be exposed to the volatilities of the dry bulk charter markets.

Dry bulk charter markets experienced significant continued weakness in 2013 and 2014. As of January 31, 2015, we had 56 vessels employed in the spot market based on the short duration of their current charter agreements, eight vessels on medium to long-term time charters scheduled to expire from August 2015 until August 2016, and one vessel under scheduled dry docking survey. The time charter market is highly competitive and spot and short-term trip charter market charterhire rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne dry bulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the dry bulk shipping market. The dry bulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure time charter or spot market employment for our vessels at all or at reduced and potentially unprofitable rates. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, may be affected.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the “EFSF”), and the European Financial Stability Mechanism (the “EFSM”), to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse developments in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If economic conditions throughout the world do not improve, it may negatively affect our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, North Africa and Ukraine. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with possible further declines in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, or the trading price of our common shares.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 7.4% for the year ended December 31, 2014, which is China’s lowest growth rate for the past five years, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities (including ship financing facilities) or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of dry bulk vessels have generally experienced high volatility and have recently declined significantly. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industry;
•	types, sizes and ages of vessels;
•	supply of and demand for vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	governmental or other regulations;
•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;
•	technological advances; and
•	competition from other shipping companies and other modes of transportation.

If the fair market value of our vessels declines, we might not be in compliance with various covenants in our ship financing facilities, some of which require the maintenance of a certain percentage of fair market value of the vessels securing the facility to the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value of adjusted total assets. Under such circumstances, the amount of funds we may draw down under our credit facilities may be limited, and an event of default could result. In such circumstances, we may not be able to refinance our debt or obtain additional financing on terms that are acceptable to us or at all. If we are not able to comply with the covenants in our credit facilities and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels, or the funds required to pay for a vessel may not be available at the time the payments are due to the shipbuilder or seller. Furthermore, if vessel values decline, we may have to record an impairment charge in our consolidated financial statements, which could adversely affect our financial results. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The vast majority of commercial vessels are built to safety and other vessel requirements established by private classification, or class, societies such as the American Bureau of Shipping. The class society certifies that a vessel is safe and seaworthy in accordance with its standards and regulations, which is an element of compliance with the Safety of Life at Sea Convention known as SOLAS, and, where so engaged, the applicable conventions, rules and regulations adopted by the country of registry of the vessel. Every classed vessel is subject to a specific program of periodic class surveys consisting of annual surveys, an intermediate survey and a class renewal or special survey every five years. Surveys become more intensive as the vessel ages.

In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be taken out of the water in a dry dock every two and a half to five years for inspection of its underwater parts.

Compliance with class society recommendations and requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable until such failures are remedied, which could negatively impact our results of operations and financial condition.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and other legal requirements include, but are not limited to, the U.S. Act to Prevent Pollution from Ships, the U.S. Oil Pollution Act of 1990 (the “OPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Ocean Dumping Act, 1972, the U.S. Maritime Transportation Security Act of 2002 and international conventions issued under the auspices of the United Nations International Maritime Organization including the International Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter, 1972 as modified by the 1996 London Protocol, the International Convention for the Prevention of Pollution from Ships, 1973 as modified by the Protocol of 1978, the International Convention for the Safety of Life at Sea, 1974, and the International Convention on Load Lines, 1966. Compliance with such laws and other legal requirements may require vessels to be altered, costly equipment to be installed or operational changes to be implemented and may decrease the resale value or reduce the useful lives of our vessels. Such compliance costs could have a material adverse effect on our business, financial condition and results of operations. A failure to comply with applicable laws and other legal requirements may result in administrative and civil monetary fines and penalties, additional compliance plans or programs or other ongoing increased compliance costs, criminal sanctions or the suspension or termination of our operations. Because such laws and other legal requirements are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations or other legal requirements may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, environmental, safety, manning and other laws and legal requirements have become more stringent and impose greater costs on vessels after significant vessel related accidents like the grounding of the Exxon Valdez in 1989 and the explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil drilling rig. Similar unpredictable events may result in further regulation of the shipping industry as well as modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition and results of operations. An oil spill caused by one of our vessels or attributed to one of our vessels could result in significant company liability, including fines, penalties and criminal liability and remediation costs for natural resource and other damages under a variety of laws and legal requirements, as well as third-party damages.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations and to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Any such insurance may not be sufficient to cover all such liabilities and it may be difficult to obtain adequate coverage on acceptable terms in certain market conditions. Claims against our vessels whether covered by insurance or not may result in a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

In order to comply with emerging ballast water treatment requirements, we may have to purchase expensive ballast water treatment systems and modify our vessels to accommodate such systems.

Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements. The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time. Although the BWM Convention has not yet entered into force and has not been ratified by the United States, the United States Coast Guard has adopted regulations imposing requirements similar to those of the BWM Convention. In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. To date, many of these systems are unproven and not yet certified for use by any government. We cannot predict whether the BWM Convention will be sufficiently ratified to enter into force or whether other countries will adopt it or similar requirements unilaterally. Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.

An over-supply of dry bulk carrier capacity in recent years may prolong or further depress the current low charter rates, which may limit our ability to operate our dry bulk carriers profitably.

The supply of dry bulk vessels has increased significantly since the beginning of 2006. As of the beginning of January 2015, the order book for newbuilding vessels stood at approximately 22% of the existing global fleet capacity. Vessel supply has increased more than vessel demand in recent years, causing downward pressure on charter rates during that time. If supply is not fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply. Since our fleet will continue to be employed in voyage charters and short-term time charters, we remain exposed to the spot market.

World events could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Ukraine, the Korean Peninsula, the East China Sea, the Middle East, including Iraq, Syria, Egypt, West Africa and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. The epidemic of the Ebola virus disease, which is ongoing in West Africa, may lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In November 2013, the government of the People’s Republic of China announced an Air Defense Identification Zone (“ADIZ”), covering much of the East China Sea. When introduced, the Chinese ADIZ was controversial because a number of nations are not honoring the ADIZ, and the ADIZ includes certain maritime areas that have been contested among various nations in the region. Tensions relating to the Chinese ADIZ may escalate as a result of incidents relating to the ADIZ or other territorial disputes, which may result in additional limitations on navigation or trade. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 and 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea and the West Coast of Africa, with dry bulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

We could face penalties under European Union, United States or other economic sanctions which could adversely affect our reputation, our financial results and the market for our common shares.

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Sudan, Syria, North Korea and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies. The imposition of Ukrainian-related economic sanctions on Russian persons, first imposed in March 2014, is an example of economic sanctions with a potentially widespread and unpredictable impact on shipping.

The U.S. Iran Threat Reduction Act (which was signed into law in 2012) amended the Exchange Act to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Even inadvertent violations of economic sanctions can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and results of operations, our reputation, and the market price of our common shares.

Our vessels may call on ports subject to economic sanctions or embargoes that could adversely affect our reputation and the market for our common shares.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. On July 18, 2014, the P5+1 and Iran agreed to extend the measures taken under JPOA until November 24, 2014. At that time, the P5+1 and Iran agreed to a further extension of these measures until July 1, 2015.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Since we charter our vessels principally in the spot market, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and stronger during the fiscal quarters ended December 31 and March 31.

We are subject to international safety regulations, and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.

The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our existing vessels is ISM Code-certified, and each of the vessels that we have agreed to acquire will be ISM Code-certified when delivered to us. However, if we are found not to be in compliance with ISM Code requirements, we may have to incur material direct and indirect costs to resume compliance and our insurance coverage could be adversely impacted as a result of compliance. Our vessels may also be delayed or denied port access if they are found to be in non-compliance, which could result in charter claims and increased inspection and operational costs even after resuming compliance. Any failure to comply with the ISM Code could negatively affect our business, financial condition and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow.

For a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense and easily shifted and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Rising fuel, or bunker, prices and marine fuel availability may adversely affect our profits.

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be the largest single expense item in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The imposition of stringent vessel air emissions requirements, such as the requirement to reduce the amount of sulfur in fuel to 0.10% in certain coastal areas on January 1, 2015 and potentially in all areas of the world in 2020 or 2025, could lead to marine fuel shortages and substantial increases in marine fuel prices which could have a material adverse effect on our business, financial condition and results of operations. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events or risks such as Acts of God, marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy, cyber-attack, radioactive contamination and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. Through our management agreements with our technical managers, we procure insurance for the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection insurance and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence.

We maintain and expect to maintain hull and machinery insurance, protection insurance and indemnity insurance for all of our existing and newbuilding vessels, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain nor expect to maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. Therefore, if the availability of a vessel for hire is interrupted, the loss of earnings due to such interruption, as well as the cost of any repairs or repositions not covered by our insurance, could negatively affect our business. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our business and financial condition.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations (P&I Associations) through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our P&I Associations may not have enough resources to cover claims made against them. Our payment of these calls could result in a significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Labor interruptions could disrupt our business.

Star Bulk Management and Starbulk S.A. currently provide the crew for all of our vessels, which are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes are at a risk of being damaged or lost because of events such as mechanical failure, collision, human error, war, terrorism, piracy, marine disasters, and bad weather and other acts of God. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, including the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars. For the year ended December 31, 2013 and the nine-month period ended September 30, 2014, we incurred 20% to 30% of our operating expenses and the majority of our general and administrative expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Any future use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the notional amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Risks Related to Our Company

We cannot assure you that we will be successful in finding employment for all of our vessels.

As of January 31, 2015, our existing fleet of 65 vessels, had an aggregate capacity of approximately 6.6 million dwt. We have also entered into or acquired construction contracts, either directly with the shipyards or indirectly through the use of bareboat agreements with purchase options, for 34 newbuilding vessels, with scheduled deliveries to us from February 2015 to September 2016. We intend to employ our vessels primarily in the spot market, under short term time charters or voyage charters. We will own a large number of vessels that will enter these markets in a relatively short period of time without having previously secured employment. We cannot assure you that we will be successful in finding employment for our newbuilding vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels.

We have significant risks relating to the construction of our newbuilding vessels.

As of January 31, 2015, giving effect to the Transactions, we had contracts for 34 newbuilding vessels. These vessels are scheduled to be delivered through September 2016. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt.

We continue to have significant capital expenditures, which increased substantially as a result of the Transactions.

The dry bulk shipping business is highly capital-intensive because of the significant investment in vessels that is required. As of January 31, 2015, the total payments for our 34 newbuilding vessels were expected to be $1,457.0 million, of which we had already paid $270.7 million. As of January 31, 2015, we had $281.5 million of cash on hand, we had obtained commitments for $654.1 million of secured debt for 23 newbuilding vessels, and we were in negotiations for an additional $357.5 million of secured debt for 11 newbuilding vessels. We may not be able to obtain sufficient financing to fulfill all of our capital requirements.

If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire our newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to fund our remaining newbuilding commitments through credit facilities, the proceeds of equity and notes issuances, existing cash, bareboat charters and other fixed income securities but may not be able to do so. There can be no assurance that we will be able to obtain such financings on a timely basis or on terms we deem reasonable or acceptable. To the degree we raise equity financing to fund our capital expenditures, such equity raises may dilute the ownership of our existing stockholders and may be dilutive to our earnings per share. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us, and we could be liable for penalties and damages under such contracts.

We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of January 31, 2015, we had $840.4 million of outstanding indebtedness under our outstanding credit facilities and debt securities.

Our outstanding debt agreements impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto, to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

In addition, our debt agreements require us or our subsidiaries to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured;
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum EBITDA to interest coverage ratio;
•	a minimum liquidity; and
•	a minimum equity ratio.

Because some of these ratios are dependent on the market value of our vessels, should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

These covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements would prevent us from borrowing additional money under our debt agreements and could result in a default under our debt agreements. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are or may be beyond our control. We cannot provide assurance that our business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If our operating results, cash flow or capital resources prove inadequate, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt and other obligations. If we are unable to service our debt, we could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance our debt or seek additional equity capital, and we may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our debt agreements may limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

Our substantial leverage could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory and industry conditions, and could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter into in the future, various contracts, including charterparties and contracts of affreightment (COAs) with our customers, newbuilding contracts with shipyards and credit facilities with our lenders. We also enter into time charters and voyage charters as a charterer. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in the event any shipyards do not perform under their contracts, and we are unable to enforce certain refund guarantees with third-party lenders for any reason, we may lose all or part of our investment, and we may not be able to operate the vessels we ordered in accordance with our business plan. Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are currently prohibited from paying dividends under our debt agreements, and we may be unable to pay dividends in the future.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Certain of our financing arrangements prevent us from paying dividends if an event of default exists, if certain dates have not passed and/or if certain financial ratios are not met. See Note 8, “Long Term Debt”, to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2014 (contained in Exhibit 99.2 to the Third Quarter 6-K) and Note 9,

“Long Term Debt” to our audited consolidated financial statements for the three years ended December 31, 2013 contained in our Annual Report on Form 20-F for such period, for more information regarding these restrictions contained in our historical financing arrangements. See also “Prospectus Summary—Recent Developments” for such restrictions contained in the DVB Facility, the Excel Vessel CiT Facility, the Sinosure Facility, the 2019 Notes, the NIBC Facility, the Citibank Facility, the Heron Vessel CiT Facility and the DNB Facility. In general, when dividends are paid, they are distributed on a quarterly basis from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The laws of the Republic of Marshall Islands generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on the ability of us to attract and retain highly skilled and qualified personnel, both shoreside personnel and crew. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense due to the increase in the size of the global shipping fleet. In addition, if we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As we expand our fleet, we will need to expand our operations and financial systems and hire new shoreside staff and seafarers to staff our vessels; if we cannot expand these systems or recruit suitable employees, our performance may be adversely affected.

As of January 31, 2015, we have newbuilding contracts for 34 dry bulk vessels and expect to receive the remaining three Excel Vessels in February 2015. Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management. Shoreside personnel are recruited by Star Bulk Management and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as we expand our fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially and adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

If we acquire and operate secondhand vessels, we will be exposed to increased operating and other costs, which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth which may, in addition to the acquisition of newbuilding vessels, include the acquisition of modern secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we, as a purchaser of secondhand vessels will not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. In addition, unforeseen maintenance, repairs, special surveys or dry docking may be necessary for acquired secondhand vessels, which could also increase our costs and reduce our ability to employ the vessel to generate revenue.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age they will typically become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or may not enable us to operate our vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. In addition, although we view the fuel efficiency of our newbuilding Eco-type vessels as a competitive advantage, this competitive advantage may eventually erode (along with vessel value) as more Eco-type vessels are put into service by our competitors and older, less fuel-efficient vessels are retired. As a result, our business, results of operations, cash flows and financial condition could be adversely affected by technological innovation.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

Our vessels will be employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other dry bulk shipping companies, our results of operations would be adversely impacted.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

We may have difficulty managing our planned growth properly.

Historically, we have grown through acquisitions, including the July 2014 Transactions and the Excel Transactions, and we have a significant number of newbuilding vessels to be delivered. In addition, one of our strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable dry bulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices;
•	obtain required financing for our existing and new operations;
•	identify businesses engaged in managing, operating or owning dry bulk carriers for acquisitions or joint ventures;
•	integrate any acquired dry bulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	identify additional new markets;
•	enhance our customer base; and
•	improve our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any dry bulk carriers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet in the dry bulk sector, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

In the July 2014 Transactions, we acquired a 50% interest in Heron, an entity we do not control.

In the July 2014 Transactions, we acquired a convertible loan to Heron, which has been converted into 50% of the equity of Heron. Heron is a 50-50 joint venture between us and ABY Group Holding Limited, and we share joint control over Heron with ABY Group Holding Limited. Because of this arrangement, neither party entirely controls Heron, and any operational and other decisions with respect to Heron need to be jointly agreed between Oceanbulk and ABY Group Holding Limited. As of December 31, 2014, all vessels previously owned by Heron have been either sold to third parties or distributed to Heron’s equity holders, with the exception of one vessel that Heron expects to sell in the first quarter of 2015. As part of these distributions, we acquired the two Heron Vessels. While we intend that Heron eventually will be dissolved, until that occurs, it is possible that we will be unable to exercise influence over Heron and its operations. As a result, Heron might take actions contrary to our instructions or requests or contrary to our policies or objectives. Under the Merger Agreement, we only agreed to issue 2,115,706 of our common shares and to assume indebtedness of $25.0 million for the acquisition of the two Heron Vessels. The pre-transaction investors in Heron effectively remain as ultimate beneficial owners of Heron until Heron is dissolved, so they will be responsible for any payable items and will be the beneficiaries of any receivables, arising out of the operations of Heron. In addition, under the Merger Agreement, any cash left after the final liquidation of Heron will be transferred to the pre-transaction investors in Heron and ABY Group Holding Limited, and we will have no economic benefit from the Heron liquidation process.

Certain benefits we expect from the Transactions are based on projections and assumptions, which are uncertain and subject to change.

We have made certain estimates and assumptions with respect to certain benefits that we expect from the July 2014 Transactions that affect the reported amounts of earnings, assets, liabilities, revenues, expenses, earnings per share and related information included in our historical consolidated financial statements and pro forma financial information, as well as EBITDA and other measures derived from that information. In addition, in connection with the Excel Transactions, we have made various estimates and assumptions with respect to the eventual operations and chartering of the Excel Vessels as we acquire them. These estimates and assumptions may prove to be inaccurate or may change in the future, and actual results could differ materially from those estimates or assumptions. There can be no assurance that we will realize these benefits, including anticipated synergistic benefits, if any, as a result of the Transactions. The market price of our common shares may decline if the estimates are not realized or we do not achieve the perceived benefits of the Transactions, including perceived benefits to our cash flows and EBITDA, earnings and earnings per share, as rapidly or to the extent anticipated.

Our ability to realize benefits from the Transactions is subject to various integration and other risks, and if we fail to realize such benefits, our business could be materially and adversely affected.

Integrating the assets and operations acquired in the Transactions successfully or otherwise realizing any of the anticipated benefits of the Transactions, including anticipated cost savings and additional revenue opportunities, involves a number of risks and uncertainties, including:

•	our ability to integrate the management teams, strategies, cultures, technologies and operations of the various entities or vessels involved in the Transactions;
•	our ability to retain and assimilate key personnel (and retain their technical and operational expertise);
•	our ability to retain existing customers;
•	our ability to successfully implement and retain uniform standards, controls, procedures, policies and information systems in the face of possible cultural conflicts or differences of opinion on technical and operational decisions;
•	our ability to smoothly transition ownership and operation of acquired vessels (including the Excel Vessels), including avoiding disruptions resulting from crewing, procurement, bunkering, supply, dry docking, maintenance and other similar matters;
•	our ability to achieve the cost savings and operating synergies we anticipated;
•	diversion of management attention from ongoing business concerns to integration matters;
•	possible cash flow interruptions or loss of revenue as a result of change of ownership transitional matters related to the Transactions;
•	the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies due to the Transactions; and
•	our ability to maintain relationships with key suppliers.

Therefore, we may not successfully integrate the assets and operations acquired in the Transactions in a timely manner, and we may not realize the anticipated net reductions in costs and expenses and other benefits of the Transactions to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these net reductions in costs and expenses and other benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine the operations we acquired in the Transactions.

We may experience impairment of the value of long-lived assets.

The value of our long-lived assets can become impaired, as indicated by factors such as changes in our stock price, book value or market capitalization, and the past and anticipated operating performance and cash flows of operations. We test for impairment regularly, but the fair value estimates involved require a significant amount of judgment and assumptions by management. Our actual results may differ materially from our projections, which may result in the need to write down the value of our long-lived assets and could negatively affect our income from operations and the price of our securities.

We will be exposed to volatility in the LIBOR and intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We intend to selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See Note 2.b, “Significant Accounting Policies and recent accounting pronouncements—Derivatives” and Note 15, “Fair value measurements—Interest Rate Swaps” to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2014 (contained in Exhibit 99.2 to the Third Quarter 6-K) for a description of our expected interest rate swap arrangements.

We have made and in the future may make acquisitions and significant strategic investments and acquisitions, which may involve a number of risks. If we are unable to address these risks successfully, such acquisitions and investments could have a materially adverse impact on our business, financial condition and results of operations.

We have undertaken a number of acquisitions and investments in the past, including the Transactions, and may do so from time to time in the future. The risks involved with these acquisitions and investments include:

•	the possibility that we may not receive a favorable return on our investment or incur losses from our investment, or the original investment may become impaired;
•	failure to satisfy or set effective strategic objectives;
•	our assumption of known or unknown liabilities or other unanticipated events or circumstances;
•	the diversion of management’s attention from normal daily operations of the business;
•	difficulties in integrating the operations, technologies, products and personnel of the acquired company or its assets;
•	difficulties in supporting acquired operations;
•	difficulties or delays in the transfer of vessels, equipment or personnel;
•	failure to retain key personnel;
•	unexpected capital equipment outlays and related expenses;
•	insufficient revenues to offset increased expenses associated with acquisitions;
•	under-performance problems with acquired assets or operations;
•	issuance of common stock that could dilute our current stockholders;
•	recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings;
•	the opportunity cost associated with committing capital in such investments;

•	undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels;
•	becoming subject to litigation.

We may not be able to address these risks successfully without substantial expense, delay or other operational or financial problems. Any delays or other such operations or financial problems could adversely impact our business, financial condition and results of operations.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.

We are a public company, and as such, we have significant legal, accounting and other expenses in addition to our registration and listing expenses. In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (the “PCAOB”), inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”)) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities, which would also change the income and expense recognition patterns of those items. Financial statement metrics such as leverage and capital ratios, as well as EBITDA and Adjusted EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB’s and FASB’s deliberations on certain topics are expected to continue, and an effective date has not yet been determined. Accordingly, the timing and ultimate effect of those proposals on us is uncertain.

Beginning in 2015 we have to pay U.S. federal income tax on our U.S. source income.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a non-U.S. corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as “United States source gross shipping income,” and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless the corporation qualifies for exemption from U.S. federal income taxation under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We do not expect to qualify for the exemption from U.S. federal income taxation under Section 883 of the Code beginning in 2015 and for the foreseeable future. Accordingly, we will be subject to the 4% U.S. federal income tax on our United States source gross shipping income. If a significant portion of our income is United States source gross shipping income, the imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. In 2013, if we had not qualified for such an exemption, we would have owed approximately $150,000 in U.S. federal income tax. We expect our United States source gross shipping income to increase in 2015 due to an increase in the size of our fleet, and, accordingly, we expect our U.S. federal income tax liability in 2015 to be larger than $150,000.

The Internal Revenue Service could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of passive income. For purposes of determining the PFIC status of a non-U.S. corporation, income earned in connection with the performance of services does not constitute passive income, but rental income generally is treated as passive income unless the non-U.S. corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business. We intend to take the position that income we derive from our voyage and time chartering activities is services income, rather than rental income, and accordingly, that such income is not passive income for purposes of determining our PFIC status. Based on this characterization of income from voyage and time charters and the expected composition of our income and assets, we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. Additionally, we believe that our contracts for newbuilding vessels are not assets held for the production of passive income, because we intend to use these vessels for voyage and time chartering activities. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year.

If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

Affiliates of Oaktree Capital Management, L.P. own a majority of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

As of January 31, 2015, on an as-adjusted basis, giving effect to the 2015 Equity Offering, the completion of the Excel Transactions and the distribution of all of the Excel Vessel Share Consideration to the equity holders of Excel, Oaktree and its affiliates will beneficially own 94,335,920 common shares, which would represent approximately 58.0% of our outstanding common shares (or 57.4% if the underwriters exercise their option to purchase additional shares in the 2015 Equity Offering in full). However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions. For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of nine members of the Board, subject to certain additional limitations. In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other stockholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors). In addition, Oaktree and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction. Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us. Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us. The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders. The concentration of voting power in Oaktree may have an adverse effect on the price of our common shares. As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

Additionally, Oaktree is in the business of making investments in companies and currently holds, and may from time to time in the future acquire, interests in the shipping industry that directly or indirectly compete with certain portions of our business. Further, if Oaktree pursues acquisitions or makes further investments in the shipping industry, those acquisitions and investment opportunities may not be available to us, and we have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities that may be presented to or become known to Oaktree or any of its affiliates.

In addition, the members of the Board nominated by Oaktree will have fiduciary duties to us and in addition may have duties to Oaktree. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.

Our Chief Executive Officer, Mr. Petros Pappas, and certain members of his family have affiliations with Oceanbulk Maritime, Interchart Shipping and other ventures, which could create conflicts of interest. Certain members of our senior management also have affiliations with Oceanbulk Maritime and other ventures that could create conflicts of interest.

While we do not expect that our Chief Executive Officer, Mr. Petros Pappas, will have any material relationships with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry, including as the founder of Oceanbulk Maritime and as a member of the management of Oceanbulk Container Carriers LLC, and PST Tankers LLC, which are other joint ventures between Oaktree and the family of Mr. Petros Pappas involved in the container shipping and product tanker businesses, respectively. Ms. Pappas is a significant equity holder of Oceanbulk Maritime and Interchart Shipping, and an equity holder in various other entities, some of which are involved in the dry bulk shipping industry. These other affiliations and ventures could cause distraction to Mr. Pappas as our Chief Executive Officer if he focuses a substantial portion of his time on them, and the involvement of Ms. Pappas with other ventures could cause conflicts of interest with us.

Certain members of our senior management (Messrs. Norton, Begleris, Spyrou and Rescos and Ms. Damigou) are also members of the management of Oceanbulk Maritime, Oceanbulk Container Carriers LLC or PST Tankers LLC. These other affiliations and ventures could cause distraction to such members of senior management if they focus a substantial portion of their time on such affiliations and ventures.

Any of these affiliations and relationships of Mr. Pappas, certain members of his family and certain members of our senior management may create conflicts of interest not in the best interest of us or our shareholders from time to time. This could result in an adverse effect on our business, financial condition, results of operations and cash flows.

As a “foreign private issuer” under the Securities Exchange Act of 1934, we are permitted to, and we may, rely on exemptions from certain corporate governance standards of the Nasdaq, including, among others, the requirement that a majority of our board of directors consist of independent directors. Our reliance upon such exemptions may afford less protection to holders of our common shares.

The corporate governance rules of the Nasdaq require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. Nevertheless, a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act) is permitted to follow its home country practice in lieu of the above requirements.

We are a foreign private issuer, and, as such, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, our board of directors is not required by the laws of the Republic of the Marshall Islands to have a majority of independent directors, so, while our board of directors includes seven members that would likely be deemed independent for purposes of the Nasdaq rules, we are not required to comply with the Nasdaq rule that requires us to have a majority of independent directors, and we may in the future have less than a majority of directors who would be deemed independent for purposes of the Nasdaq rules. Consequently, for so long as we remain a foreign private issuer, the approach of our board of directors may be different from that of a board of directors required to have a majority of independent directors, and as a result, our management oversight may be more limited than if we were required to comply with the Nasdaq rules applicable to U.S. domestic listed companies. If in the future we lose our status as a foreign private issuer, we would be required to comply with the rules of the Nasdaq applicable to U.S. domestic listed companies within six months.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2015. We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:

•	more than a majority of our executive officers and directors are U.S. citizens or residents;
•	more than 50% of our assets are located in the U.S.; or
•	our business is administered principally in the U.S.

We may therefore lose our foreign private issuer status in the future.

If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher.

Our directors who have relationships with Oaktree may have conflicts of interest with respect to matters involving us.

Three of our directors are affiliated with Oaktree. See “Prospectus Summary—The Transactions—The July 2014 Transactions” for a discussion of our affiliation with Oaktree. These persons will have fiduciary duties to us and in addition will have duties to Oaktree. In addition, under the Oaktree Shareholders Agreements, none of our officers or directors who is also an officer, director, employee or other affiliate of Oaktree or an officer, director or employee of an affiliate of Oaktree will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Oaktree or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to Oaktree or its affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours. In addition, as a result of Oaktree’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Oaktree or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

Our executive officers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers participate in business activities not associated with us, including serving as members of the management teams of Oceanbulk Maritime (which is affiliated with the Pappas family), Oceanbulk Container Carriers LLC and PST Tankers LLC (which are both affiliated with Oaktree and the Pappas family), and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his business time to the completion of our newbuilding program and management of our company. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above. In particular, we expect that the amount of time Mr. Pappas allocates to managing us will vary from time to time depending on the needs of the business and the level of strategic activity at the time. This structure may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on our managers and their ability to hire and retain key personnel.

Our success depends to a significant extent upon the abilities and efforts of our management team. For example, Mr. Pappas is integral to our business, and our success depends significantly on his abilities, industry knowledge and relationships. We do not maintain “key man” life insurance on any of our officers, and the loss of any of these individuals could adversely affect our business prospects and financial condition.

Our continued success will depend upon our and our managers’ ability to hire and retain key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense due to the increase in the size of the global shipping fleet. If we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As we expand our fleet, we will also need to expand our operational and financial systems and hire new shoreside staff and seafarers to crew our vessels; if we cannot expand these systems or recruit suitable employees, its performance may be adversely affected.

Risks Related to Our Corporate Structure and Our Common Shares

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. Furthermore, certain of our outstanding financing arrangements restrict the ability of some of our subsidiaries (which are the parent companies of various shipowning subsidiaries) to pay us dividends under certain circumstances (such as if an event of default exists, if certain dates have not passed and/or if certain financial ratios are not met). See Note 8, “Long Term Debt” to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2014 (contained in Exhibit 99.2 to the

Third Quarter 6-K) and Note 9, “Long Term Debt” to our audited consolidated financial statements for the three years ended December 31, 2013 contained in our Annual Report on Form 20-F for such period, for more information regarding these restrictions contained in our historical financing arrangements. See also “Prospectus Summary—Recent Developments” for such restrictions contained in the DVB Facility, the Excel Vessel CiT Facility, the Sinosure Facility, the 2019 Notes, the NIBC Facility, the Citibank Facility, the Heron Vessel CiT Facility and the DNB Facility. To the extent we do not receive dividends from our subsidiaries, our ability to pay dividends will be restricted.

Because we are organized under the laws of the Marshall Islands and because substantially all of our assets are located outside of the United States, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. For more information regarding the relevant laws of the Marshall Islands, see “Enforceability of Civil Liabilities.”

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “MIBCA”). The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the MIBCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the MIBCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the MIBCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

The price of our common shares may be highly volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the dry bulk shipping industry;
•	market conditions in the dry bulk shipping industry;
•	changes in government regulation;
•	the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts;
•	announcements concerning us or our competitors; and
•	the general state of the securities markets.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you.

Future sales of our common shares could cause the market price of our common shares to decline.

Our third amended and restated articles of incorporation authorize us to issue common shares, of which 160,222,813 shares had been issued and were outstanding as of January 31, 2015. Sales of a substantial number of shares of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional shares of our common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we grant to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plan.

Certain stockholders hold registration rights, which may have an adverse effect on the market price of our common stock.

On September 20, 2011, we filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 311,006 of our common shares that have been issued under our 2007, 2010 and 2011 equity incentive plans. We have included 485,783 common shares for resale in a universal shelf registration statement (File No. 333-180674), which was declared effective by the Commission July 17, 2012. A Form F-3 registration statement for 7,731,776 common shares was filed with the SEC pursuant to a registration rights agreement and declared effective on November 12, 2013 for shares held by Oaktree and Monarch. On July 11, 2014, we entered into an Amended and Restated Registration Rights Agreement among us, Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”), the owners of the Pappas Companies and of Millennia Holdings, certain of our stockholders affiliated with Monarch Alternative Capital LP (the “Monarch Stockholders”) and certain affiliates thereof. For more information regarding the terms of the Registration Rights Agreement, see Exhibit 99.3 to the Transaction 6-K, under the caption, “Description of the Registration Rights Agreement”. Pursuant to the Registration Rights Agreement, we filed a Form F-3 registration statement (Registration No. 333-197886), registering the resale of 67,258,287 common shares to be sold by certain Selling Shareholders. In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and the Oaktree Seller, Pappas Seller, the Monarch Stockholders, the Angelo, Gordon Investors and Excel and certain affiliates thereof with certain shelf registration rights in respect of any common shares held by them (including the 29,917,312 common shares to be issued as the Excel Vessel Share Consideration and the 37,250,418 common shares purchased by Oaktree, Angelo, Gordon, Monarch and affiliates of Mr. Pappas in the 2015 Equity Offering), subject to certain conditions. As a result of the Excel Transactions and pursuant to the Registration Rights Agreement, we filed another Form F-3 registration statement (Registration No. 333-198832), registering the resale of 29,917,312 common shares to be issued to Excel as the Excel Vessel Share Consideration, which we expect will be distributed to Excel’s equity holders and the 37,250,418 common shares purchased by Oaktree, Angelo, Gordon, Monarch and affiliates of Mr. Pappas in the 2015 Equity Offering. In addition, in the event that we register additional common shares for sale to the public following the closing of the Transactions, we will be required to give notice to the Oaktree Seller, Pappas Seller, Monarch Stockholders, the Angelo, Gordon Excel Investors and Excel, and certain affiliates thereof of its intention to effect such registration and, subject to certain limitations, we will be required to include common shares held by those holders in such registration. The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements may have an adverse effect on the market price of our common stock.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board of Directors, which could adversely affect the market price of our common shares.

Several provisions of our third amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;
•	providing for a classified board of directors with staggered, three-year terms;
•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	limiting the persons who may call special meetings of shareholders;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common shares entitled to vote for the directors; and
•	establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for the nine months ended September 30, 2014 and for each of the preceding five fiscal years ended December 31.

	Nine months ended September 30,	Year Ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010	2009
Earnings / (Loss)
Income (loss) before income taxes and income from investee	$(3,678)	$1,850	$(314,521)	$(69,559)	$(5,131)	$(58,415)
Add
Fixed charges	9,088	7,330	7,686	7,287	6,371	9,649
Amortization of capitalized borrowing costs	75	100	100	21	—	—
Subtract
Capitalized borrowing costs	(4,617)	(633)	—	(1,901)	(644)	—
Total Earnings / (Loss)	$868	$8,647	$(306,735)	$(64,152)	$596	$(48,766)
Fixed Charges
Interest expensed, capitalized borrowing costs and amortization of deferred finance fees	$9,067	$7,308	$7,669	$7,235	$6,290	$9,567
Interest component of rental expense (3)	21	22	17	52	81	82
Total Fixed Charges	$9,088	$7,330	$7,686	$7,287	$6,371	$9,649
Ratio of earnings to fixed charges (1)	N/A	1.18	N/A	N/A	N/A	N/A
Dollar amount of the coverage deficiency (2)	$8,220	$—	$314,421	$71,439	$5,775	$58,415
(1)	We have not issued any preferred stock as of the date of this prospectus. Accordingly, the ratio of earnings to consolidated fixed charges and preferred dividends is equivalent to the ratio of earnings to fixed charges.
(2)	Our earnings for the nine months ended September 30, 2014 and for the years ended December 2012, 2011, 2010 and 2009 were inadequate to cover fixed charges. The additional earnings indicated for each period would have been necessary to bring the ratio to 1.0.
(3)	The interest component of rental expense is estimated to equal 1/3 of such expense, which is considered reasonable approximation of the interest factor.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we may use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make vessel or other acquisitions or for general corporate purposes or combination thereof. We will not receive any proceeds from sales of securities by the Selling Shareholders.

PER SHARE MARKET PRICE INFORMATION

Since December 3, 2007 our common shares have traded on the Nasdaq Global Select Market under the symbol “SBLK”. You should carefully review the high and low prices of Star Bulk common shares in the tables for the months, quarters and years indicated under the heading Item 9. “The Offer and Listing” in our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated by reference herein.

The table below sets forth the high and low prices for each of the periods indicated for our shares of common stock as reported by the NASDAQ Global Select Market.

	High	Low
Quarterly
1st Quarter ended March 31, 2014	$15.88	$10.76
2nd Quarter ended June 30, 2014	$14.95	$10.00
3rd Quarter ended September 30, 2014	$15.62	$10.21
4th Quarter ended December 31, 2014	$11.40	$5.41
	High	Low
Months
February 2015 (through Febuary 4, 2015)	$4.50	$4.01
January 2015	$6.66	$3.67
December 2014	$8.32	$5.41
November 2014	$10.49	$7.90
October 2014	$11.40	$8.28
September 2014	$15.62	$10.87
August 2014	$14.44	$10.21

CAPITALIZATION

The following table sets forth our capitalization table as of September 30, 2014, on

•	an Actual basis; and
•	an As Adjusted basis, as of January 31, 2015, to give effect to:
•	scheduled loan repayments of $20.0 million and the prepayment of $10.5 million outstanding under the Excel Vessel CiT Facility in January 2015 from the proceeds of the sales of Star Kim and Star Julia (See “Prospectus Summary—Recent Developments—Excel Vessel CiT Facility”);
•	the incurrence of $150.9 million of additional debt under the Excel Vessel Bridge Facility, and the subsequent repayment in full of the $210.7 million outstanding under the facility on January 29, 2015, using $18.8 million cash on hand and $191.9 million of proceeds of new credit facilities we entered into between October 1, 2014 and January 31, 2015 (See “Prospectus Summary—Additional Financings and Loan Agreement Amendments Related to the Transactions”);
•	the incurrence of $304.4 million of indebtedness under new credit facilities we entered into between October 1, 2014 and January 31, 2015 and the use of such proceeds to pay all or a portion of the cash consideration for the Excel Vessels, to repay a portion of the Excel Vessel Bridge Facility and to finance the acquisition of newbuilding vessels and the two Heron Vessels (See “Prospectus Summary—Recent Developments”);
•	the issuance of 20,193,446 common shares as the Excel Vessel Share Consideration for the Excel Vessels that were delivered to us between October 1, 2014 and January 31, 2015 (See “Prospectus Summary—Recent Developments—Excel Vessel Deliveries”);
•	the issuance of $50.0 million aggregate principal amount of 2019 Notes (See “Prospectus Summary—Recent Developments—Senior Notes Offering”); and
•	the 2015 Equity Offering of 49,000,418 common shares at a price of $5.00 per share (See “Prospectus Summary—Recent Developments—2015 Equity Offering”).
	As of September 30, 2014
	Actual	As Adjusted
	(dollars in thousands except per share and share data)
Capitalization:
8.00% 2019 Notes	$—	$50,000
Other outstanding debt	576,255	790,378
Total debt (including current portion) (1) (2)	$576,255	$840,378
Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued, actual and as adjusted	—	—
Common shares, $0.01 par value; 300,000,000 shares authorized 91,028,949 shares issued and outstanding actual, 160,222,813 shares issued and outstanding as adjusted	910	1,602
Accumulated other comprehensive income	2,389	2,389
Additional paid-in capital	1,413,069	1,817,532
Accumulated deficit	(406,053)	(406,053)
Total shareholders’ equity	1,010,315	1,415,470
Total capitalization	$1,586,570	$2,255,848
(1)	With the exception of the 2019 Notes, all of our debt is secured.
(2)	As of January 31, 2015, we had obtained commitments for $672.9 million of additional secured debt and other vessel financing to finance our newbuilding program and second hand vessels which have not yet been drawn down.

Other than the adjustments described above, there have been no significant adjustments to our capitalization since September 30, 2014. This table should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes for the nine months ended September 30, 2014, included in Exhibit 99.2 to the Third Quarter 6-K, which is incorporated by reference herein, and the consolidated financial statements and related notes included in our annual report for the year ended December 31, 2013, on Form 20-F filed with the Commission on March 21, 2014 and incorporated by reference herein.

SELLING SHAREHOLDERS

Based solely upon information furnished to us by the Selling Shareholders, the following table sets forth information with respect to the beneficial ownership of our common shares held as of the date of this prospectus (or to be held, as noted below) by the Selling Shareholders. The Selling Shareholders are offering an aggregate of up to 133,288,926 of our common shares, which were previously acquired (or agreed to be acquired, pursuant to binding agreements, as noted below) in private transactions and in the 2015 Equity Offering. The Selling Shareholders may sell some, all or none of their shares covered by this prospectus.

Selling Shareholder	Common Shares Owned Prior to the Offering		Percentage of Class Prior to the Offering (7)	Total Common Shares Offered Hereby	Percentage of the Class Following the Offering (8)
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (1)	82,154,649		50.5%	82,154,649	0%
Monarch Alternative Capital LP and certain of its advisory clients (2)	9,611,004		5.9%	9,611,004	0%
Angelo, Gordon and certain of its advisory clients (3)	2,480,000		1.5%	2,480,000
Millennia Holdings LLC (4)	5,051,147		3.1%	5,051,147	0%
Mirabel Shipholding & Invest Limited (4)	2,155,637		1.3%	2,155,637	0%
Milena-Maria Pappas (5)	1,750,335		1.1%	1,750,335	0%
Spyros Capralos	341,373		*	168,842	*
Excel Maritime Carriers Ltd. (6)	29,917,312	(9)	18.4%	29,917,312	0%
*	less than one percent
(1)	Consists of (i) 5,389,727 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 8,693,979 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 79,849 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”) and (iv) 67,991,094 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group Holdings GP, LLC (“OCGH”). The members of OCGH are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2 and Dry Bulk Holdings, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree Funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority. Oaktree Funds purchased common shares in the ordinary course of business and at the time of the purchase of the Company’s common shares to be resold under this registration statement, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(2)	Consists of (i) 3,693,682 shares held by Monarch Debt Recovery Master Fund Ltd., (ii) 2,301,803 shares held by Monarch Opportunities Master Fund Ltd., (iii) 1,896,484 shares held by MCP Holdings Master LP, (iv) 880,279 shares held Monarch Capital Master Partners III LP, (v) 436,651 shares held by P Monarch Recovery Ltd., (vi) 265,538 shares held by Monarch Alternative Solutions Master Fund Ltd., (vii) 103,883 shares held by Monarch Capital Master Partners II LP and (viii) 32,684 shares held by Monarch Structured Credit Master Fund Ltd. Monarch Alternative Capital LP (“MAC”) serves as advisor to these entities with respect to shares directly owned by such entities. MDRA GP LP (“MDRA GP”) is the general partner of MAC and Monarch GP LLC (“Monarch GP”) is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to have voting and dispositive power over the shares owned by such entities. The address for these entities is 535 Madison Avenue, 26th Floor, New York, NY 10022.
(3)	Consists of (i) 910,000 shares held by AG Super Fund, L.P., (ii) 888,000 shares held by AG Capital Recovery Partners VII, L.P., (iii) 204,000 shares held by AG Super Fund International Partners, L.P., (iv) 201,000 shares held by AG Eleven Partners, L.P., (v) 121,000 shares held by AG Select Partners Advantage Fund, L.P., (vi) 68,000 shares held by AG FDS, L.P., (vii) 50,000 shares held by Nutmeg Partners, L.P., and (viii) 38,000 shares held by AG MM, L.P. Angelo, Gordon & Co., L.P. (“AG”) serves as advisor to these entities with respect to shares directly owned by such entities. AG Partners, L.P. (“AGP”) is the general partner of AG and JAMG LLC (“JAMG”) is the general partner of AGP. The managing members of JAMG are John M. Angelo and Michael L. Gordon. By virtue of such relationships, AG and Messrs Angelo and Gordon may be deemed to have voting and dispositive power over the shares owned by the entities listed above. The address for these entities is 245 Park Avenue, New York, New York 10167. AG BD LLC (a subsidiary of AG) is registered as a broker-dealer with the Commission and in 19 states, and is a member of the U.S. Financial Industry Regulatory Authority. The entities listed above purchased common shares in the ordinary course of business and, at the time of the purchase of such common shares to be resold under this registration statement, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(4)	These companies are related to family members of our Chief Executive Officer, Mr. Petros Pappas.
(5)	Ms. Milena Maria Pappas is the daughter of our Chief Executive Officer, Mr. Petros Pappas.
(6)	Excel will receive 29,917,312 common shares in the Excel Transactions as the Excel Vessel Share Consideration for the Excel Vessels (or vessel-owning entities) transferred to us pursuant to binding agreements relating to the Excel Transactions executed on August 19,

2014. We have been informed by Excel that, over time, such common shares will be distributed to the equity holders of Excel, including Oaktree. Oaktree will beneficially own an aggregate of 94,335,920 common shares, or 58.0% of our outstanding common shares. Monarch will beneficially own an aggregate of 9,611,004 common shares, or 5.9% of our outstanding common shares. Angelo, Gordon will beneficially own an aggregate of 9,541,801 common shares, or 5.9% of our outstanding common shares, in each case, giving effect to the distribution of the Excel Vessel Share Consideration to the equity holders of Excel and the 2015 Equity Offering but not the exercise of any portion of the underwriters’ option to purchase additional common shares in the 2015 Equity Offering. As distributions of the Excel Vessel Share Consideration are made to the equity holders of Excel, such equity holders will be added to this table as Selling Shareholders.

(7)	The percentages reflect the issuance of 29,917,312 common shares to Excel in the Excel Transactions as the Excel Vessel Share Consideration as if such issuance was completed on February 5, 2015 and the issuance of 49,000,418 common shares in the 2015 Equity Offering (including 37,250,418 common shares to Oaktree, Angelo, Gordon, Monarch and affiliates of Mr. Pappas), but not the exercise of any portion of the underwriters’ option to acquire additional common shares in the 2015 Equity Offering, resulting in 162,684,541 common shares outstanding.
(8)	Assumes that the Selling Shareholders sell all of the common shares offered hereby.
(9)	Consists of the Excel Vessel Share Consideration to be issued in the Excel Transactions.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus, and the Selling Shareholders may sell our common shares through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of our securities, and the Selling Shareholders may sell our common shares included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;
•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or
•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or
•	trading plans entered into by the Selling Shareholder pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans.

In addition, we or the Selling Shareholders may enter into option or other types of transactions that require us or them to deliver our securities to a broker-dealer, who will then resell or transfer the securities under this prospectus. We or any Selling Shareholder may enter into hedging transactions with respect to our securities. For example, we or any Selling Shareholder may:

•	enter into transactions involving short sales of our common shares by broker-dealers;
•	sell common shares short and deliver the shares to close out short positions;
•	enter into option or other types of transactions that require us or the Selling Shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or
•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We or any Selling Shareholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or any Selling Shareholder or borrowed from us, any Selling Shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or any Selling Shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we or any Selling Shareholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The Selling Shareholders and any broker-dealers or other persons acting on our behalf or on the behalf of the Selling Shareholders that participate with us or the Selling Shareholders in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As a result, we have informed the Selling Shareholders, that Regulation M, promulgated under the Exchange Act, may apply to sales by the Selling Shareholders in the market. The Selling Shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

As of the date of this prospectus, we were not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus, except for the Underwriting Agreement, dated January 9, 2015, among us and Jefferies LLC and Morgan Stanley

& Co. as representative of the several underwriters party thereto, relating to the offering of 49,000,418 of our common shares in the 2015 Equity Offering, which closed on January 14, 2015, providing for the underwriters’ option to purchase a further 1,762,500 of our common shares, which option had yet to be exercised, as of February 4, 2015.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. Furthermore, we, our executive officers, our directors and the Selling Shareholders may agree, subject to certain exemptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we and they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for our common shares. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. We expect an underwriter to exclude from these lock-up agreements securities exercised and/or sold pursuant to trading plans entered into by any selling shareholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of the Selling Shareholders’ securities on the basis of parameters described in such trading plans.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Global Select Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to the securities offered and sold by us and the Selling Shareholders under this Registration Statement.

As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us or any Selling Shareholder for the sale of any securities being registered pursuant to Rule 415 promulgated by the Commission under the Securities Act. If more than 5% of the net proceeds of any offering of common shares made under this prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such a FINRA member, the offering will be conducted in accordance with FINRA Rule 5121.

DESCRIPTION OF CAPITAL STOCK

Authorized Share Capital

Under our third amended and restated articles of incorporation, or our Articles, our authorized capital stock consists of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, none of which were issued as of the date of this prospectus. All of our shares of stock are in registered form.

Common Stock

As of January 31, 2015, we had 160,222,813 common shares outstanding out of 300,000,000 shares authorized to be issued. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Share History

Transactions

In August 2014, we agreed to issue the Excel Vessel Share Consideration of approximately 29,917,312 common shares under the terms of the Excel Transactions. As of January 31, 2015, we had issued 27,455,584 common shares as part of the Excel Vessel Share Consideration, in connection with the delivery to us of 31 of the Excel Vessels.

In July 2014, we issued as consideration 54,104,200 common shares in the July 2014 Transactions.

Reverse Stock Split

On October 15, 2012, we effected a 1-for-15 reverse stock split of our common shares. This reverse stock split reduced the number of our outstanding common shares from approximately 81.0 million shares to approximately 5.4 million shares.

Equity Offerings

In July 2011, we offered and sold 1,113,334 common shares in an underwritten public offering for gross proceeds before expenses of approximately $28.8 million.

In July 2013, we offered and sold 15,338,861 common shares in a backstopped equity rights offering. We received gross proceeds of approximately $80.1 million.

In October 2013, we offered and sold 8,050,000 common shares in an underwritten public offering for gross proceeds before expenses of $70.8 million.

In January 2015, we offered and sold 49,000,418 common shares in the 2015 Equity Offering for gross proceeds before expenses of $245.0 million.

Equity Incentive Plans

On February 20, 2014, we adopted an equity incentive plan, which we refer to as the 2014 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares, share appreciation rights, restricted share and other share-based or share-denominated awards. We reserved a total of 430,000 shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2014 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2014 Equity Incentive Plan enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The plan is administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board to administer the plan. The plan permits issuance of restricted shares, grants of options to purchase shares, share appreciation rights, restricted share, restricted share units and unrestricted share.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the Board of Directors, the plan will expire ten years from the date on which the plan was adopted by the Board of Directors.

In 2007, 2010, 2011 and 2013, we adopted the 2007, 2010 2011 and 2013 Equity Incentive Plan, respectively, and reserved for issuance 133,333 shares under each plan except for the 2013 Equity Incentive Plan, under which we reserved 240,000 shares. The terms and conditions of the 2007, 2010, 2011 and 2013 Equity Incentive Plans are substantially similar to those of the 2014 Equity Incentive Plan. All of the shares that were reserved for issuance under the 2007, 2010, 2011 and 2013 Equity Incentive Plans were issued and those grants remain in full force and effect.

Pursuant to the equity incentive plans, we have granted the following securities:

•	On February 4, 2010, an aggregate of 7,707 restricted non-vested common shares to all of our employees subject to applicable vesting of 4,624 common shares on June 30, 2010 and 3,083 common shares on June 30, 2011;
•	On February 24, 2010, an aggregate of 65,333 restricted non-vested common shares to the members of our Board of Directors subject to applicable vesting of 32,667 common shares on each of June 30 and September 30, 2010;
•	On October 20, 2010, an aggregate of 71,333 restricted non-vested common shares to the members of our Board of Directors and 9,333 restricted non-vested common shares to all of our employees. All of these shares vested on December 31, 2010;
•	On February 7, 2011, 28,000 restricted common shares were granted to Mr. Spyros Capralos, our former Chief Executive Officer and our current non-Executive Chairman, pursuant to the terms of consultancy agreement with an entity owned and controlled by him. The shares vested in three equal installments on February 7, 2012, 2013 and 2014. The first installment of 9,333 was issued in April 2012 and the remaining two installments of 9,333 and 9,334 were issued in September 2013, to Mr. Spyros Capralos;

•	On May 12, 2011, an aggregate of 21,866 restricted non-vested common shares to Mr. George Syllantavos, our former Chief Financial Officer, pursuant to an agreement dated May 12, 2011 covering the terms of his severance. All of these shares vested on August 31, 2011;
•	On January 17, 2012, an aggregate of 90,667 restricted common shares were granted to certain of our directors, officers, employees. The shares were issued on April 20, 2012 and vested on March 30, 2012;
•	On March 21, 2013, an aggregate of 239,333 restricted common shares were granted to certain of our directors, officers, employees. All of these shares were issued on September 11, 2013 and vested on March 21, 2014;
•	On March 21, 2013, 12,000 restricted common shares were granted to our former director Mr. Espig. The shares were issued on June 27, 2013 and vested immediately;
•	On May 3, 2013, 28,000 restricted common shares were granted to Mr. Spyros Capralos, our former Chief Executive Officer and our current non- Executive Chairman, pursuant to the terms of his renewal consultancy agreement with an entity owned and controlled by him. The first installment of 9,333 shares was issued on May 27, 2014, and vested on May 3, 2014. The remaining two installments of 9,333 and 9,334, respectively, will not be issued since his consultancy agreement terminated following the closing of the Transactions; and
•	On February 20, 2014, 394,167 restricted common shares were granted to certain of our directors, officers and employees. The shares were issued on May 27, 2014 and will vest on March 20, 2015; and
•	On February 20, 2014, 8,000 restricted common shares were granted to two of our directors, Mr. Softeland and Mr. Erhardt. The shares were issued on May 27, 2014 and vested on the same date that they were granted.
•	On July 11, 2014, 15,000 restricted common shares were granted to two of our directors, Mr. Softeland and Mr. Schmitz. We plan to issue the shares during the fourth quarter of 2014.
•	On August 4, 2014, 168,842 restricted common shares were issued to our former Chief Executive Officer and current Non-Executive Chairman, Spyros Capralos, in connection with a termination agreement.

As of the date of this prospectus, 5,593 common shares are available under the 2014 Equity Incentive Plan.

Preferred Stock

Under the terms of our Articles, our Board of Directors has the authority, without any further vote or action by our shareholders, to issue up to 25,000,000 preferred shares. Our Board of Directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such shares of preferred stock. At the time that any series of our preferred shares are authorized, our Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our Board of Directors could, without stockholder approval, cause us to issue preferred shares which have voting, conversion and other rights that could adversely affect the holders of our common shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our stockholders. In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common shares. Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control in us or the removal of our management.

Directors

Our directors are elected by the affirmative vote of a majority of the shares of stock represented at the meeting. There is no provision for cumulative voting.

Our Board of Directors must consist of at least three members. Shareholders may change the number of directors only by amending the bylaws which requires the affirmative vote of holders of 70% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors. The Board of Directors may change the number of directors only by a vote of not less than 66 2⁄3% of the entire Board of Directors. At each annual meeting, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

Interested Transactions

Our Second Amended and Restated Bylaws, or Bylaws, provide that no contract or transaction between us and one or more of its directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to our Board of Directors or the committee and our Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our Board of Directors as defined in Section 55 of the Business Corporation Act, or the MIBCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified, by our Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of our Board of Directors or of a committee which authorizes the contract or transaction.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Our Board of Directors may set a record date between 10 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the MIBCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the MIBCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for the shareholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the MIBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the MIBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The MIBCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our Articles and Bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Articles and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles and Bylaws

Several provisions of our Articles and Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Classified Board of Directors

Our Articles provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our common shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Blank Check Preferred Stock

Our Articles authorize our Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.

Business Combinations

Although the MIBCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” we have included these provisions in our Articles. Our Articles contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;
•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 70% of the outstanding voting stock that is not owned by the interested shareholder; or
•	the shareholder became an interested shareholder prior to the consummation of the initial public offering of shares of our common stock under the Securities Act.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 20% or more of the shares of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Articles and Bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Articles and Bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual meeting of shareholders or by the unanimous written consent of our shareholders. Our Bylaws also provide that our Board of Directors, Chairman, or President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, shareholders are prevented from calling a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Supermajority Provisions

The MIBCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation’s articles of incorporation, unless the articles of incorporation requires a greater percentage. Our Articles provide that the following provisions in the Articles may be amended only by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors:

•	the Board of Directors shall be divided into three classes;
•	directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•	the directors are authorized to make, alter, amend, change or repeal our bylaws by vote not less than 66 2⁄3% of the entire Board of Directors;
•	the shareholders are authorized to alter, amend or repeal our bylaws by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•	we may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder; and
•	we shall indemnify directors and officers to the full extent permitted by law, and we shall advance certain expenses (including attorneys’ fees and disbursements and court costs) to the directors and officers. For purposes of these provisions, an “interested shareholder” is generally any person or entity that owns 20% or more of the shares of our outstanding voting stock or any person or entity affiliated with or controlling or controlled by that person or entity.

Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our Articles and Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding year’s annual meeting of shareholders. Our Articles and Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates.

We may issue senior debt securities from time to time in series under an indenture dated October 30, 2014, among us and U.S. Bank National Association, as Trustee (as amended or supplemented from time to time, the “Senior Indenture”). The Senior Indenture is Exhibit 4.1 to our report on Form 6-K, furnished to the Commission on November 6, 2014. We may issue subordinated debt securities pursuant to a subordinated indenture, between us and the trustee named in therein (the “Subordinated Indenture” and, together with the Senior Indenture, the “Indentures” and, each an “Indenture”). The Subordinated Indenture will be filed either as exhibit to an amendment to this Registration Statement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement. We will refer to any or all of these reports as “subsequent filings.”

The Senior Indenture is, and the Subordinated Indenture will be, subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under the Senior Indenture is unlimited. The Senior Indenture provides that the specific terms of any series of debt securities must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series. The aggregate principal amount of debt securities which may be issued under the Subordinated Indenture will be unlimited. The Subordinated Indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

The following description of the terms of the debt securities sets forth certain general terms and provisions. The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures. The specific terms of any debt securities that we may offer, including any modifications of, or additions to, the general terms described below as well as any applicable material U.S. federal income tax considerations concerning the ownership of such debt securities will be described in the applicable prospectus supplement or supplemental indenture. Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and Indenture, as amended or supplemented from time to time.

General

Neither Indenture limits the amount of debt securities which may be issued, and each Indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities are unsecured and rank in parity in right of payment with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated in right of payment to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations, and the obligors with respect thereto;
•	the issue price, expressed as a percentage of the aggregate principal amount;
•	the maturity date;
•	the interest rate per annum, if any;
•	if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;
•	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

•	the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;
•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;
•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;
•	any events of default not set forth in this prospectus;
•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;
•	if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;
•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;
•	if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable Indenture;
•	if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;
•	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable Indenture;
•	whether the offered debt securities will be issued in the form of global securities or certificates in registered form;
•	any terms with respect to subordination or security;
•	any listing on any securities exchange or quotation system;
•	additional or differing terms relating to the amendment or modification of the Indenture or waivers with respect to such Indenture or series of debt securities;
•	additional or differing provisions, if any, related to defeasance and discharge of the offered debt securities; and
•	the applicability of any guarantees.

Unless otherwise indicated in subsequent filings with the Commission relating to each of the Indentures, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under the Senior Indenture. These senior debt securities would rank on an equal basis in right of payment with all our other unsecured debt except subordinated debt.

Subordinated Debt

We may issue subordinated debt securities under the Subordinated Indenture. Subordinated debt would rank subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the Subordinated Indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•	the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;
•	all capitalized lease obligations;
•	all hedging obligations;
•	all obligations representing the deferred purchase price of property; and
•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

•	subordinated debt securities; and
•	any indebtedness that by its terms is subordinated in right of payment to, or ranks on an equal basis in right of payment with, our subordinated debt securities.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable Indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;
•	the ability to make certain payments, dividends, redemptions or repurchases;
•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;
•	mergers and consolidations by us or our subsidiaries;
•	sales of assets by us;
•	our ability to enter into transactions with affiliates;
•	our ability to incur liens; and
•	sale and leaseback transactions.

Modification of the Indentures

Each Indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective Indenture affected by the modification, taken together as a class. But no modification that:

(1) changes the amount of securities whose holders must consent to an amendment, supplement or waiver, except to increase any such amount or to provide that certain provisions of the Indenture cannot be modified, amended or waived without the consent of the holder of each outstanding security affected thereby;

(2) reduces the amount of interest, or changes the interest payment time, on any security;

(3) waives a redemption payment or alters the redemption provisions (other than any alteration that would not materially adversely affect the legal rights of any holder under the Indenture) or the price at which we are required to offer to purchase the securities;

(4) reduces the principal or changes the maturity of any security or reduces the amount of, or postpones the date fixed for, the payment of any sinking fund or analogous obligation;

(5) reduces the principal amount payable of any security upon maturity;

(6) waive a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of such series and a waiver of the payment default that resulted from such acceleration);

(7) changes the place or currency of payment of principal of or interest, if any, on any security other than that stated in the security;

(8) impairs the right of any holder to receive payment of principal or, or interest on, the securities of such holder on or after the due dates therefor;

(9) impairs the right to institute suit for the enforcement of any payment on, or with respect to, any security;

(10) make any change in the table of contents, headings, and decisions and determinations relating to foreign currency under the Indenture;

(11) changes the ranking of the securities in right of payment; or

(12) makes any other change which is restricted by a specified in a board resolution, a supplemental indenture hereto or an officers’ certificate.

Events of Default

Each Indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;
•	default in any payment of principal or premium when due;
•	default in the deposit of any sinking fund payment when due;
•	default in the performance of any covenant in the debt securities or the applicable Indenture which continues for 60 days after we receive notice of the default;

•	default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor and other than intercompany indebtedness) having a principal amount in excess of $25.0 million for the Senior Indenture and a minimum amount set forth in the applicable subsequent filing for the Subordinated Indenture, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and
•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each Indenture requires us to file annually after debt securities are issued under that Indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that Indenture. Each Indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each Indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that Indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each Indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the Indenture.

Defeasance and Discharge

The terms of each Indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the Indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling or there has been a change in the applicable United Stated federal income tax law to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the Indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable Indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the Indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable Indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable Indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•	the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;
•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or
•	there shall have occurred and be continuing an event of default under the applicable Indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Commission. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making “book-entry” changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation, or NSCC, and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company, or DTCC. DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC’s customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries—either directly or through correspondent relationships.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the Commission.

The 2014 DTCC Board of Directors is composed of 19 directors serving one-year terms. Thirteen directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions; of these, two directors are designated by DTCC’s preferred shareholders, which are NYSE Euronext and FINRA. Three directors are from non-participants. The remaining three are the chairman and chief executive officer, president, and chief operating officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;
•	the aggregate number of such warrants;
•	the price or prices at which such warrants will be issued;
•	the currency or currencies, in which the price of such warrants will be payable;
•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;
•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;
•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;
•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;
•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	information with respect to book-entry procedures, if any;
•	if applicable, a discussion of any material U.S. federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF RIGHTS

We may issue rights to purchase our equity securities. These rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the stockholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any rights will describe the terms of the offered rights, including, where applicable, the following:

•	the exercise price for the rights;
•	the number of rights issued to each stockholder;
•	the extent to which the rights are transferable;
•	any other terms of the rights, including terms, procedures and limitations relating to the exchange and exercise of the rights;
•	the date on which the right to exercise the rights will commence and the date on which the right will expire;
•	the amount of rights outstanding;
•	the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities; and
•	the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.

The description in the applicable prospectus supplement of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate or rights agreement, which will be filed with the Commission if we offer rights. For more information on how you can obtain copies of any rights certificate or rights agreement if we offer rights, see “Where You Can Find Additional Information” of this prospectus. We urge you to read the applicable rights certificate, the applicable rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more warrants, debt securities, which may be guaranteed by one or more of our subsidiaries, preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the warrants, debt securities, which may be guaranteed by one or more of our subsidiaries, preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;
•	a description of the terms of any unit agreement governing the units;
•	if applicable, a discussion of any material U.S. federal income tax considerations; and
•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

Commission registration fee		$369,034(1)
FINRA filing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and typesetting expenses	$	*
Blue sky fees and expenses	$	*
Miscellaneous	$	*
Total	$	*
(1)	$353,087 was paid previously.
*	To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this registration statement.

LEGAL MATTERS

Certain matters of United States law will be passed upon for us and the Selling Shareholders by Paul, Weiss, Rifkind, Wharton & Garrison, LLP, New York, New York. Certain matters of Marshall Islands law and Liberian law will be passed upon for us by Seward & Kissel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Star Bulk Carriers Corp. appearing in Star Bulk Carriers Corp.’s Annual Report (Form 20-F) for the year ended December 31, 2013 and the effectiveness of Star Bulk Carriers Corp.’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. The combined financial statements of Oceanbulk Shipping LLC and Oceanbulk Carriers LLC for the year ended December 31, 2013 and the period from October 4, 2012 through December 31, 2012 included in Star Bulk Carriers Corp.’s Report on Form 6-K (Commission File Number: 001-33869) for the month of September 2014, furnished to the Securities and Exchange Commission on September 5, 2014, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras, Maroussi, Athens 15125 Greece.

The 2011 consolidated statement of operations, stockholders’ equity and cash flows of Star Bulk Carriers Corp. and subsidiaries (the “Company”) have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report incorporated in this Prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 15125, Greece.

STAR BULK CARRIERS CORP.

$51.5 million of Common Shares

PRELIMINARY PROSPECTUS SUPPLEMENT

Citigroup	Clarksons Platou Securities	Deutsche Bank Securities	DNB Markets

September    , 2016